UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF September 2026

COMMISSION FILE NUMBER: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

SEMI-ANNUAL BUSINESS REPORT

(From January 1, 2026 to June 30, 2026)

THIS IS A SUMMARY OF THE SEMI-ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. THE COMPANY HAS MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1. Company Overview

The following table sets forth a summary of the Company’s consolidated subsidiaries:

	Number of Consolidated Subsidiaries
Classification	Beginning of the Reporting Period	Additions	Subtractions	End of the Reporting Period	Number of Material Subsidiaries*
Listed Companies	0	0	0	0	0
Unlisted Companies	19	0	1	18	12
Total	19	0	1	18	12

*	“Material Subsidiary” means a subsidiary with total assets of Won 75 billion or more as of the end of the previous fiscal year.

For a list of the Company’s subsidiaries as of June 30, 2026, see Note 1(2) of the notes to the Company’s interim consolidated financial statements attached hereto.

Changes in the Company’s consolidated subsidiaries during the six months ended June 30, 2026 are set forth below.

Change	Name	Remarks
Exclusions	Global AI Platform Corporation Korea Co., Ltd. (“Global AI Platform Corporation”)	Liquidated during the reporting period

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

The Company’s businesses consist of (1) the wireless business including cellular voice, wireless data and wireless Internet services, (2) the fixed-line business including fixed-line telephone, high-speed Internet, and data and network lease services, and (3) other businesses including commercial retail data broadcasting channel services, among others.

Set forth below is a summary description of each of the Company’s businesses.

Classification	Material Entities	Description of Business	Proportion of Revenue
Wireless business	SK Telecom	Mobile telephone, wireless data, information and communications services, etc.	74%
	PS&Marketing Co., Ltd. (“PS&Marketing”)
	SK O&S Co., Ltd. (“SK O&S”)
Fixed-line business	SK Broadband Co., Ltd. (“SK Broadband”)	Telephone, high-speed Internet, data, communications network leasing services, etc.	24%
	SK Telink Co., Ltd. (“SK Telink”)
	Home & Service Co., Ltd. (“Home&Service”)
Other businesses	SK stoa Co., Ltd. (“SK Stoa”)	Commercial retail data broadcasting channel services, database and online information provision services, etc.	2%
Total			100%

The total number of the Company’s consolidated subsidiaries as of June 30, 2026 was 18, including SK Broadband and PS&Marketing, among others.

E.	Credit Ratings

(1)	Corporate bonds and other long-term securities

Credit Rating Date	Subject of Rating	Credit Rating	Credit Rating Entity (Credit Rating Range)	Rating Classification
February 7, 2024	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 7, 2024	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 7, 2024	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
June 7, 2024	Hybrid securities	AA+ (Stable)	Korea Ratings	Current rating
June 7, 2024	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
June 11, 2024	Hybrid securities	AA+ (Stable)	Korea Investors Service, Inc.	Current rating
June 11, 2024	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
June 17, 2024	Hybrid securities	AA+ (Stable)	NICE Investors Service, Co., Ltd.	Current rating
June 17, 2024	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
November 26, 2024	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
November 27, 2024	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
November 27, 2024	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 10, 2025	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 10, 2025	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 10, 2025	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
August 28, 2025	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
September 1, 2025	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
August 29, 2025	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
June 2, 2026	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
June 19, 2026	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
June 16, 2026	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating

*

Rating definition: “AAA” – The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

**	Rating definition: “AA” – The certainty of principal and interest payment is very high with very low investment risk, but has slightly inferior factors compared to securities that are rated “AAA.”
***	From ratings “AA” to “B,” “+” and “-” signs are attached depending on the relative superiority within the grade.

(2)	Commercial paper (“CP”) and short-term bonds

Credit Rating Date	Subject of Rating	Credit Rating	Credit Rating Entity (Credit Rating Range)	Rating Classification
June 7, 2024	Short-term bond	A1	Korea Ratings	Current rating
June 7, 2024	CP	A1	Korea Ratings	Current rating
June 11, 2024	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
June 11, 2024	CP	A1	Korea Investors Service, Inc.	Current rating
June 17, 2024	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
June 17, 2024	CP	A1	NICE Investors Service Co., Ltd.	Current rating
November 26, 2024	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
November 26, 2024	CP	A1	Korea Investors Service, Inc.	Current rating
November 27, 2024	Short-term bond	A1	Korea Ratings	Current rating
November 27, 2024	CP	A1	Korea Ratings	Current rating
November 27, 2024	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
November 27, 2024	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 12, 2025	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
June 12, 2025	CP	A1	Korea Investors Service, Inc.	Current rating
June 12, 2025	Short-term bond	A1	Korea Ratings	Current rating
June 12, 2025	CP	A1	Korea Ratings	Current rating
June 13, 2025	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
June 13, 2025	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 2, 2026	CP	AAA (Stable)	Korea Ratings	Current rating
June 19, 2026	CP	AAA (Stable)	Korea Investors Service, Inc	Current rating
June 16, 2026	CP	AAA (Stable)	NICE Investors Service Co., Ltd	Current rating
June 2, 2026	Short-term bond	AAA (Stable)	Korea Ratings	Current rating
June 19, 2026	Short-term bond	AAA (Stable)	Korea Investors Service, Inc	Current rating
June 16, 2026	Short-term bond	AAA (Stable)	NICE Investors Service Co., Ltd	Current rating

*

Rating definition: “A1” – Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Credit Rating Date	Subject of Rating	Credit Rating	Credit Rating Entity (Credit Rating Range)	Rating Classification
February 25, 2024	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
May 2, 2024	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
May 24, 2024	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Regular rating
January 7, 2025	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
February 25, 2025	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
April 2, 2025	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Regular rating
November 4, 2025	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
April 7, 2026	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating

(4)	Listing (registration or designation) of Company’s shares and special listing status

Listing (Registration or Designation) of Stock	Date of Listing (Registration or Designation)	Special Listing
KOSPI Market of Korea Exchange	November 7, 1989	Not applicable

2. Company History

March 1984: Establishment of Korea Mobile Telecommunications Co., Ltd.

November 1989: Listing on the KOSPI Market of the Korea Exchange

March 1997: Change of name to SK Telecom Co., Ltd.

March 2008: Acquisition of Hanaro Telecom (the predecessor entity of SK Broadband)

May 2018: Acquisition of ADT CAPS Co., Ltd. (“Former ADT CAPS”) through the acquisition of shares of Siren Holdings Korea Co., Ltd.

December 2018: Comprehensive exchange of shares of SK Infosec Co., Ltd. (“SK Infosec”)

April 2020: Merger of SK Broadband and Tbroad (“Tbroad Merger”)

December 2020: Spin-off of T map Mobility Co., Ltd. (“T Map Mobility”)

March 2021: Merger of SK Infosec and Former ADT CAPS

November 2021: Spin-off of SK Square Co., Ltd. (“SK Square”) from SK Telecom (the “Spin-off”)

A.	Location of Headquarters

-	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

-	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

-	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

-	99 Seorin-dong, Jongno-gu, Seoul (December 20, 1999)

-	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

Date of Change	Shareholder Meeting Classification	Appointment		Term Termination or Dismissal
		Newly Appointed	Re-elected
March 25, 2022	General Meeting of Shareholders	Jong Ryeol Kang	Seok-Dong Kim	—
March 28, 2023	General Meeting of Shareholders	Hae Yun Oh	Yong-Hak Kim, Junmo Kim	Jung Ho Ahn
March 26, 2024	General Meeting of Shareholders	Yang Seob Kim, Sung Hyung Lee, Mi Kyung Noh	Young Sang Ryu	Kyu-Nam Choi, Youngmin Yoon
March 26, 2025	General Meeting of Shareholders	Dong Soo Kang, Chang Bo Kim	—	Jong Ryeol Kang, Sung Hyung Lee, Seok-Dong Kim
March 26, 2026	General Meeting of Shareholders	Jaihun Jung, Myung Jin Han, Poong Young Yoon, Seong Yeob Lee, Tay Seop Lim	Hae Yun Oh	Young Sang Ryu, Yang Seob Kim, Dong Soo Kang, Yong-Hak Kim, Junmo Kim

*

At the 42nd General Meeting of Shareholders held on March 26, 2026, Tay Seop Lim and Seong Yeob Lee were newly elected as an independent director/audit committee member and an audit committee member, respectively.

C.	Mergers, Acquisitions and Restructuring

[SK Telecom]

(1)	Conversion of SK Broadband into a wholly-owned subsidiary

As disclosed in the current report on Form 6-K titled “Completion of Share Exchange” furnished by the Company on May 29, 2026, the Company converted SK Broadband into a wholly-owned subsidiary in order to enhance management efficiency and flexibility and to increase corporate value by generating business synergies between the two companies. To this end, the Company acquired a 24.76% equity interest in SK Broadband in November 2024 and converted SK Broadband into a wholly-owned subsidiary through a comprehensive share exchange in May 2026.

[SK Broadband]

(1)	Establishment of a subsidiary and acquisition of shares

On January 5, 2021, SK Broadband established Media S Co., Ltd. (“Media S”), a subsidiary engaged in the production and supply of broadcasting programs, through a capital contribution of Won 23.0 billion (representing a 100% equity interest), and the subsidiary was added as a member of the SK Group as of March 2, 2021. On June 23, 2022, SK Broadband acquired 5,000,000 additional shares of Media S for Won 25.0 billion through a capital increase by allocation to shareholders.

(2)	Merger

On March 30, 2022, the board of directors of SK Broadband approved the merger contract with Broadband Nowon Broadcasting Co., Ltd., as originally proposed. On October 5, 2022, the merger was completed.

(3)	Transfer of business

On December 27, 2023, the board of directors and the shareholders of Home&Service, a subsidiary of SK Broadband, resolved to transfer Home&Service’s electric vehicle standard-charge business. The business was transferred to GS ChargEV on April 15, 2024.

(4)	Capital reduction of subsidiary

On July 5, 2024, the board of directors and the shareholders of Home&Service approved the capital reduction with consideration. The capital reduction will be achieved by acquiring 2,770,000 common shares of Home&Service held by SK Broadband (at Won 7,237 per share) and immediately canceling such shares. In consideration of the capital reduction, Won 20,046 million will be paid to SK Broadband. Such transaction will not result in a change in SK Broadband’s ownership interest in Home&Service (100%) while the number of shares owned will decrease from 9,200,000 shares to 6,430,000 shares.

(5)	Acquisition of business

On May 12, 2025, the board of directors of SK Broadband resolved to acquire SK Inc.’s Pangyo Data Center in order to expand the data center business and generate synergy. The acquisition was completed on July 1, 2025.

(6)	Sale of equity interest in subsidiary

On December 24, 2025, SK Broadband entered into a share purchase agreement to sell 100% (9,600,000 shares) of its ownership interest in Media S to Rapport Labs Inc.

(7)	Cancellation of repurchased shares

On March 25, 2026 and May 27, 2026, the board of directors of SK Broadband resolved to cancel 383,168 and 27,408 treasury shares, respectively. The total number of issued shares changed to 401,634,869 shares following the cancellations.

(8)	Comprehensive share exchange

On March 26, 2026, the board of directors of SK Broadband resolved to enter into a comprehensive share exchange agreement with SK Telecom, which was approved as originally proposed at the meeting of the board of directors held on April 27, 2026. The purpose of the share exchange was for SK Telecom to acquire 100% of the equity interest in SK Broadband by exchanging all issued shares, excluding the shares of SK Broadband held by SK Telecom as of the date of the share exchange, for cash consideration of Won 15,032 per share. There was no change in management control in terms of governance structure as a result of the share exchange, and SK Telecom and SK Broadband will continue to be maintained as listed and unlisted corporations, respectively.

[PS&Marketing]

(1)	Acquisition of shares of SK M&Service

PS&Marketing acquired 3,099,112 shares of SK M&Service (representing a 100% equity interest) to strengthen its competitiveness in distribution and promote synergies within the ICT businesses of SK Telecom and its affiliates. The transaction was completed on February 9, 2022.

(2)	Disposal of equity interest in SK M&Service

On December 18, 2024, the board of directors of PS&Marketing approved the disposal of certain of its equity interest in SK M&Service, a subsidiary of PS&Marketing, as originally proposed. On February 25, 2025, PS&Marketing transferred 2,169,379 shares of SK M&Service (representing a 70% equity interest) to Samgu Inc. for Won 58,515 million. Following the transfer, PS&Marketing holds a 30% equity interest in SK M&Service, and SK M&Service has become excluded from the scope of the Company’s consolidated subsidiaries.

3. Total Number of Shares

A.	Total Number of Shares

(As of June 30, 2026)		(Unit: in shares and percentages)
Classification	Share Type			Remarks
	Common Shares	Preferred Shares	Total
I. Total number of authorized shares	670,000,000	—	670,000,000	—
II. Total number of shares issued to date	304,927,159	—	304,927,159	—
III. Total number of shares canceled to date	90,137,106	—	90,137,106	—
a. reduction of capital	—	—	—	—
b. canceled with profit	90,137,106	—	90,137,106	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of issued shares (II-III)	214,790,053	—	214,790,053	—
V. Number of treasury shares	1,732,142	—	1,732,142	—
VI. Number of outstanding shares (IV-V)	213,057,911	—	213,057,911	—
VII. Percentage of treasury shares held	0.81%	—	0.81%	—

*

Following the stock split of October 28, 2021 (the “Stock Split”) and the split-off of November 1, 2021, the total number of issued shares changed from 72,060,143 shares (par value of Won 500 per share) to 218,833,144 shares (par value of Won 100 per share). Additionally, the total number of issued shares changed to 214,790,053 shares following the cancellation of 4,043,091 treasury shares on February 5, 2024.

B.	Treasury Shares

(As of June 30, 2026)					(Unit: in shares)
Acquisition Methods			Share Type	At the Beginning of Period	Changes			At the End of Period
					Acquired (+)	Disposed (-)	Canceled (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea	Direct acquisition	Direct acquisition from market	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Direct over-the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total (a)	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	1,807,778	—	75,636	—	1,732,142
			Preferred shares	—	—	—	—	—
		Sub-total (b)	Common shares	1,807,778	—	75,636	—	1,732,142
			Preferred shares	—	—	—	—	—
Other acquisition (c)			Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Total (a+b+c)			Common shares	1,807,778	—	75,636	—	1,732,142
			Preferred shares	—	—	—	—	—

*	During the first half of 2026, the Company disposed 75,636 treasury shares for the purpose of compensation of officers and employees.

C.	Status of Direct Acquisitions and Disposal of Treasury Shares

(As of June 30, 2026)				(Unit: in Won and percentages)
Classification	Expected Acquisition (Disposal) Period		Expected Value of Shares (A)	Executed Value of Shares (B)	Execution Ratio (B/A)	Reporting Date
	Start Date	End Date
Direct Disposal	Jan. 29, 2024	Feb. 29, 2024	24,508,242,000	24,707,496,000	101	Feb. 2, 2024
Direct Disposal	Apr. 26, 2024	May 31, 2025	279,874,700	280,422,400	100	Apr. 30, 2024
Direct Disposal	Apr. 25, 2025	May 31, 2025	279,936,000	261,954,000	94	Apr. 30, 2025
Direct Disposal	May 2, 2025	Mar. 26, 2027	14,240,890,460	5,466,438,328	38	—
Direct Disposal	Feb. 4, 2026	Mar. 25, 2026	3,606,096,376	1,161,969,600	32	Mar. 27, 2026
Direct Disposal	Feb. 12, 2026	Mar. 25, 2027	11,101,630,700	677,286,300	6	—
Direct Disposal	Apr. 28, 2026	May 31, 2026	5,195,200,000	5,471,321,600	105	May 18, 2026

*

As the disposal on May 2, 2025 involved the delivery of treasury shares in connection with the exercise of certain outstanding stock options, the submission of the disposal results was omitted in accordance with Article 5-9(4) of the Regulation on Securities Issuance and Disclosure. Such disposal concerns the disclosure of all stock options granted at the 36th General Meeting of Shareholders as shares scheduled for disposal, triggered by the initial exercise of stock options. The confirmed number of shares scheduled for disposal is 92,608 shares.

**

The disposal on February 4, 2026 involved the disposal of treasury shares in connection with the exercise of stock options granted at the 37th General Meeting of Shareholders. All stock options exercised during this period were settled through the “compensation in treasury shares for the difference in price” method, whereby treasury shares corresponding to the difference between the closing price on the exercise date and the exercise price were delivered (after deduction of withholding amounts including taxes), resulting in a difference from the number of shares disclosed as scheduled for disposal.

***

As the disposal on February 12, 2026 involved the delivery of treasury shares in connection with the exercise of certain outstanding stock options, the submission of the disposal results was omitted in accordance with Article 5-9(4) of the Regulation on Securities Issuance and Disclosure. Such disposal concerns the disclosure of all stock options granted at the 38th General Meeting of Shareholders as shares scheduled for disposal, triggered by the initial exercise of stock options. The confirmed number of shares scheduled for disposal is 7,528 shares.

D.	Status of Trust Agreement on Repurchase of Treasury Shares

(As of June 30, 2026)				(Unit: in Won and percentages)
Classification	Agreement Period		Maximum Value of Treasury Shares to be Acquired under Agreement (A)	Actual Value of Treasury Shares Acquired under Agreement (B)	Execution Ratio (B/A)	Reporting Date
	Start Date	End Date
Trust Agreement Execution	Aug. 28, 2020	Apr. 30, 2021	~~W~~500,000,000,000	~~W~~499,646,025,000	99.93%	Apr. 30, 2021
Trust Agreement Execution	Jul. 27, 2023	Jan. 26, 2024	~~W~~300,000,000,000	~~W~~301,274,969,250	100.42%	Jan. 26, 2024

*	The Company completed the repurchase of treasury shares pursuant to the Trust Agreement on July 27, 2023, and reported the results of the termination of the Trust Agreement on January 26, 2024.

E.	Status of Cancellation of Treasury Shares

(Unit: in Won and shares)

Cancellation Date	Cancellation Method	Share Type	Number of Shares Canceled	Value of Shares Canceled
May 6, 2021	Share repurchase and cancellation	Common share	8,685,568	1,965,952,260,096
February 5, 2024	Share repurchase and cancellation	Common share	4,043,091	200,000,000,000

*	The number of shares canceled on May 6, 2021 is based on the figures prior to the Stock Split.

F.	Status of Treasury Shares Held

(As of June 30, 2026)								(Unit: in shares and percentages)
Classification		Share Type	Number of Shares Held	Ratio to Total Issued Shares	Purpose of Acquisition	Year Acquired	Cancellation Deadline	Approved Details of Holding/Disposal Plan
								Approval Date	Deadline	Purpose
Acquisition within distributable profits	Direct holding	Common shares	1,732,142	0.81	Enhancement of shareholder value (partial cancellation of shares)	2023	2027	March 26, 2026	Payment date in accordance with the operation of the compensation plan for officers and employees	Compensation for officers and employees
	Trustee holding	—	—	—	—	—	—	—	—	—
Other acquisitions		—	—	—	—	—	—	—	—	—
Total		Common shares	1,732,142	0.81

*	The acquisitions of shares occurred between 2023 and 2024 and the cancellation deadline is September 6, 2027.

G.	Short-Term Plan for Acquisition, Disposal and Cancellation of Treasury Shares

(Relevant Period: January 1, 2026 to December 31, 2026)				(Unit: in shares and percentages)
Classification	Form of Holding	Share Type	Original Purpose of Acquisition	Transaction Method	Quantity	Ratio to Total Issued Shares	Reason for Decision

Acquisition	—	—	—	—	—	—	—

Disposal	Acquisition within distributable profits (Direct holding)	Common shares	Enhancement of shareholder value (partial cancellation of shares)	Other	107,194	0.05	Exercise of stock options and compensation for officers and employees

Cancellation	—	—	—	—	—	—	—

Retention	Acquisition within distributable profits (Direct holding)	Common shares	Enhancement of shareholder value (partial cancellation of shares)	Other	99,272	0.05	Compensation for officers and employees
	Acquisition within distributable profits (Direct holding)	Common shares	Enhancement of shareholder value (partial cancellation of shares)	Cancellation of repurchased shares	1,601,312	0.75	Enhancement of shareholder value

H.	Status of Implementation of Short-Term Plan for Acquisition, Disposal and Cancellation of Treasury Shares

During the first half of 2026, the Company disposed 75,636 treasury shares for the purpose of compensation of officers and employees.

I.	Long-Term Plan for Acquisition, Disposal and Cancellation of Treasury Shares

Of the treasury shares held by the Company, 99,272 shares will be utilized for the purpose of compensation for directors, officers and employees, and the remaining 1,601,312 shares are scheduled to be canceled through a resolution of the Board of Directors at a later date in order to enhance shareholder value. The timing and quantity of treasury shares to be disposed of for director, officer and employee compensation remain subject to change, depending on factors such as the share price at the time of compensation or exercise, the number of stock options exercised and the terms of the compensation programs for officers and employees, and accordingly, the number of shares to be canceled may also vary.

J.	Other Matters Necessary for Investor Protection

The Company plans to obtain approval for its treasury share retention and disposition plan at the General Meeting of Shareholders in March 2027.

4. Matters Concerning Articles of Incorporation

Date of Revision	General Meeting of Shareholders	Key Revisions	Reason for Revisions
March 26, 2024	40th General Meeting of Shareholders	Board meeting notice period, year-end dividend record date	To strengthen the Board’s deliberation function by providing sufficient time for advance review and to enhance shareholders’ ability to estimate future dividends
March 26, 2025	41st General Meeting of Shareholders	Quarterly dividend record date	To enhance shareholders’ ability to estimate future dividends
March 26, 2026	42nd General Meeting of Shareholders	Title of independent directors, basis for the number of Audit Committee members subject to separate election	To reflect amendments to the Korean Commercial Code and revise existing language

II.	BUSINESS

1. Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The Company’s business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high-speed Internet, data and network lease services, among others and (3) other businesses consisting of commercial retail data broadcasting channel business, among others.

Set forth below is a summary description of the business of each of the Company’s material consolidated subsidiaries.

Classification	Company Name	Description of Business
Wireless	SK Telecom	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	SK O&S	Maintenance of base stations
Fixed-line	SK Broadband

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management services including video-on-demand services

	Home&Service	System maintenance of high-speed Internet, Internet protocol TV (“IPTV”) and fixed-line services
	SK Telink	International wireless direct-dial “00700” services and mobile virtual network operator (“MVNO”) business
Other business	SK Stoa	Operation of commercial retail data broadcasting channel services
	Atlas Investment	Investments
	SK Telecom Innovation Fund, L.P.	Investments
	SAPEON Inc.	Manufacture of non-memory and other electronic integrated circuits
	Astra AI Infra LLC	Investments
	SK Telecom Americas, Inc.	Information collection and consulting services
	Global AI Platform Corporation	Software development and supply

[Wireless Business]

A.	Overview

Wireless telecommunications companies provide services based on competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 5G market on the basis of its technological leadership and network management technology. With the world’s first commercialization of 5G technology in 2019, the Company continues to maintain its position as the top network operator in the 5G era and strives to provide differentiated services to its customers.

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunications convergence products through its subsidiary, PS&Marketing. PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Additionally, SK O&S, the Company’s subsidiary responsible for the operation of the Company’s networks, including base stations and related transmission and power facilities, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company has been maintaining solid profitability based on the stable sales generated from its 5G subscribers, together with efficient investments in, and operation of, its wireless networks and stabilization of market competition. The number of the Company’s 5G subscribers has reached its maturation stage and continues to maintain a gradual upward trend. The Company recorded 17.97 million subscribers as of June 30, 2026, of which 5G subscribers accounted for 82%. The Company seeks to enhance profitability through stable market operations while striving to further expand customer choices and benefits in order to minimize the slowdown in the growths of wireless services revenue and Average Revenue Per User (“ARPU”). The Company seeks to achieve solid growth in profit from its wireless telecommunications business even in the mature 5G market by enhancing its fundamental competitive strengths, including product and channel realignment and the optimization of operations centered on customer lifetime value.

B.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless and leased line services, as well as sales intermediary services relating thereto and value-added services) and broadcasting and telecommunications convergence services (including IPTV and integrated fixed-line and wireless telecommunications services). Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others).

The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including the size of the population that uses telecommunications services and telecommunications expenditures per capita. While it is possible for Korean telecommunications service providers to provide services abroad through acquisitions or otherwise, foreign telecommunications services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunications services.

C.	Growth Potential

The Korean mobile communications market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced smartphones which enable the provision of new information and communications technology (“ICT”) services for advanced multimedia contents, mobile commerce, mobility and other related services. In addition, the ultra-low latency and high capacity characteristics of 5G networks as well as the advancement of artificial intelligence (“AI”) are expected to accelerate the introduction of new services and the growth of Internet-of-Things (“IoT”)-based business-to-business (“B2B”) businesses.

(Unit: in 1,000 persons)
Classification		As of June 30, 2026	As of December 31,
			2025	2024
Number of Subscribers	SK Telecom	30,937	30,853	31,786
	Others (KT, LG U+)	41,888	41,466	38,360
	MVNO	20,577	19,885	17,825
	Total	93,402	92,203	87,971
*	Source: Wireless telecommunications service data from the Ministry of Science and ICT (“MSIT”) as of May 31, 2026.

D.	Domestic and Overseas Market Conditions

The Korean mobile communications market includes the entire population of Korea with mobile communications service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance of the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

In the wireless business, industry players compete on the basis of the following three main competitive elements:

(i) brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

(ii) product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices, and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

(iii) sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

Set forth below is the historical market share of the Company (excluding MVNO subscribers).

		(Unit: in percentages)
Classification	As of June 30, 2026	As of December 31,
		2025	2024
Mobile communication services	42.5	42.7	45.3

*	Source: Wireless telecommunications service data from the MSIT as of May 31, 2026.

[Fixed-line Business]

A.	Overview

For the six months ended June 30, 2026, SK Broadband recorded Won 2.31 trillion in revenue on a consolidated basis, which represented a 3.43% increase from Won 2.23 trillion for the six months ended June 30, 2025. Such increase was primarily attributable to the growth of SK Broadband’s high-speed Internet business resulting from an increase in the number of subscribers and the growth of its B2B business primarily focused on new data centers.

SK Broadband’s business is divided into the media business segment, which provides IPTV and cable TV services, and the fixed-line business segment, which provides high-speed Internet, telecommunications, leased lines and data center services.

For the six months ended June 30, 2026, the media business segment recorded Won 0.94 trillion in revenue, which represented a 1.1% decrease compared to the six months ended June 30, 2025. For the six months ended June 30, 2026, the fixed-line business segment recorded Won 1.37 trillion in revenue, which represented a 6.81% increase compared to the six months ended June 30, 2025.

B.	Industry Characteristics

The domestic telecommunications service industry displays the typical characteristics of a domestic industry given that its coverage area is limited to Korea. As a result, the size of the industry is greatly affected by the domestic user population and the level of telecommunications service expenditures in light of the domestic income level. Domestic telecommunications companies may expand overseas through mergers and acquisitions or direct expansion, but the overseas telecommunications service industries are subject to inherently different industry characteristics from the domestic one, depending on the regulatory and demand characteristics of each country.

The broadcasting business involves the planning, programming or production of broadcasting programs and the process of transmitting them to viewers through telecommunications facilities. The broadcasting market can primarily be categorized into terrestrial broadcasting, fixed-line TV broadcasting, satellite broadcasting and programming-providing businesses, in each case pursuant to the Broadcasting Act, as well as Internet multimedia broadcasting business pursuant to the Internet Multimedia Broadcast Services Act.

SK Broadband engages in the fixed-line TV broadcasting business, which is defined as the business of managing and operating fixed-line TV broadcasting stations (including their facilities and employees for the purpose of providing multi-channel broadcasting) and providing broadcasts through transmission and line facilities. The Internet multimedia broadcasting refers to the broadcasting of programs through a combination of various contents including data, video, voice, sound and/or e-commerce, including real-time broadcasting, while guaranteeing a consistent service quality through a bidirectional Internet protocol using a broadband integrated information network.

As a result of the government’s direct and indirect control over the fixed-line telecommunications industry, ranging from service licensing to business activities, the industry’s growth potential and degree of competition are greatly affected by the government’s regulatory policies. The fixed-line telecommunications industry is also a technology-intensive industry that evolves rapidly and continuously through the development of communications technology and equipment, which requires proactive responses in meeting the various needs of subscribers by developing new services and penetrating the market. Fixed-line telecommunications services have become essential commodities and act as the foundation for integration and convergence with various other services. The essential nature of such services provides stable demand, resulting in low sensitivity to economic conditions.

In addition, due to the government’s restrictive licensing policies aimed at efficient resource allocation, the Korean fixed-line services industry is marked by a high level of market concentration. In the fixed-line and wireless services markets, an oligopolistic structure has been established, centered around the Company (including SK Broadband), KT and LG U+. However, with the development of faster and more stable telecommunications technologies, integrated convergence products combining fixed-line and wireless communications with broadcasting have become the market standard. Consequently, competition among operators is now centered on providing high-quality services and ensuring customer satisfaction.

The high-speed Internet market continues to grow as mobile data traffic surges due to the expanding use of mobile devices for activities such as AI utilization, video streaming and online gaming. In particular, Wi-Fi services, which provide a stable and fast communication environment without imposing significant additional costs despite increased usage, have become essential communication services. Consequently, demand for Giga Internet, necessary for providing these services, is expanding, and related businesses are growing steadily.

In the pay TV market, competition is shifting from a focus on traditional channels and platforms to a content-centric model due to the expansion of global OTT services. Consequently, the Company is pursuing content differentiation to reflect the rapid changes in viewers’ content consumption preferences and usage patterns, and is seeking new growth opportunities in the home platform sector by providing personalized services utilizing AI technology, smart TVs and set-top boxes.

In the enterprise business market, growth opportunities are expanding, particularly in new areas such as AI data centers. Furthermore, to respond to continually increasing market demand and strengthen business competitiveness, the Company is focusing on securing core infrastructure, such as data centers and dedicated lines, and continues its efforts to establish a stable revenue base.

C.	Growth Potential

(Unit: in persons)

Classification		As of June 30, 2026***	As of December 31,
			2025	2024
Fixed-line Subscribers*	High-speed Internet	25,417,529	25,233,811	24,721,782
	Fixed-line telephone (including Voice over Internet Protocol (“VoIP”))**	17,290,006	17,581,886	18,347,951
	IPTV	21,310,250	21,310,250	21,190,908
	Cable TV	12,273,098	12,273,098	12,342,797

*	Source: MSIT website.
**	With respect to fixed-line telephone, the number of subscribers was calculated based on the number of fixed-line and VoIP subscribers of the Company, KT and LG U+.
***

High-speed Internet and fixed-line telephone subscribers represent the number of subscribers as of April 30, 2026, while IPTV and cable TV subscribers represent the average number of subscribers in the second half of 2024.

D.	Cyclical Nature and Seasonality

There is little difference among the services provided by operators of high-speed Internet, fixed-line telephone and broadcasting services. Such services, which demonstrate characteristics of essential public utilities, are subject to a subscriber-based business model, and are not sensitive to cyclical economic changes. Due to the low income elasticity of telecommunications services, the overall telecommunications market is not expected to be particularly affected by an economic downturn.

E.	Domestic and Overseas Market Conditions

Set forth below is the historical market share of SK Broadband.

(Unit: in percentages)

Classification	As of June 30, 2026***		As of December 31,
			2025	2024
High-speed Internet (including resales)*	28.8		28.7	28.9
Fixed-line telephone (including VoIP)*	18.7	**	18.6	18.3
IPTV*	31.8		31.8	31.9
Cable TV*	22.9		22.9	22.8

*	Source: MSIT website.
**	With respect to fixed-line telephone, the market share was calculated based on market shares among SK Broadband, KT and LG U+ and is based on the number of fixed-line and VoIP subscribers.
***

Market shares for the high-speed Internet and fixed-line telephone markets are based on the market shares as of April 30, 2026, and market shares for the IPTV and cable TV markets are based on the average number of subscribers in the second half of 2024.

SK Broadband is engaged in a number of business areas including high-speed Internet, home telephone, corporate business, IPTV and cable TV pursuant to the relevant communications regulations such as the Telecommunications Business Act, the Internet Multimedia Broadcast Services Act and the Broadcasting Act. In each of its principal business areas, SK Broadband competes on the basis of price, service quality and speed. In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important. The basic telecommunications business is characterized by high barriers to entry, as it requires authorization from the Minister of the MSIT under the Telecommunications Business Act, and an oligopolistic structure has been established, comprising SK Broadband, KT and LG U+.

[Other Businesses]

A.	Other Businesses

SK Stoa operates the commercial retail data broadcasting channel business, offering an interactive service that integrates television home shopping and data home shopping services. The integrated television commerce service operated by SK Stoa allows television viewers to organize various product categories on the television screen and select and purchase desired products using a television remote control or mobile device, unlike traditional home shopping services that only allowed for real-time purchase through the relevant broadcast.

2. Key Financial Data by Business Line

A.	Assets

		(Unit: in millions of Won and percentages)
Classification	As of June 30, 2026		As of December 31,
			2025		2024
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	27,140,476	74%	25,731,253	75%	25,154,898	75%
Fixed-line	7,693,677	21%	7,158,666	21%	7,174,920	21%
Other	1,732,400	5%	1,392,466	4%	1,276,546	4%

Subtotal	36,566,553	100%	34,282,385	100%	33,606,364	100%
Consolidation Adjustment	(4,136,402)	—	(4,174,602)	—	(3,091,111)	—

Total	32,430,151	—	30,107,783	—	30,515,254	—

B.	Revenue

		(Unit: in millions of Won and percentages)
Classification	For the six months ended June 30, 2026		For the year ended December 31,
			2025		2024
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	6,497,465	74%	12,552,543	73%	13,318,213	74%
Fixed-line	2,106,992	24%	4,191,113	25%	4,075,412	23%
Other	146,912	2%	355,557	2%	546,984	3%

Total	8,751,369	100%	17,099,213	100%	17,940,609	100%

C.	Operating Profit

		(Unit: in millions of Won and percentages)
Classification	For the six months ended June 30, 2026		For the year ended December 31,
			2025		2024
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	847,784	77%	817,941	75%	1,529,971	84%
Fixed-line	253,686	23%	308,372	28%	366,517	20%
Other	5,188	—	(30,511)	(3)%	(64,929)	(4)%

Subtotal	1,106,658	100%	1,095,762	100%	1,831,559	100%
Consolidation Adjustment	(3,024)	—	(22,547)	—	(8,150)	—

Total	1,103,634	—	1,073,215	—	1,823,409	—

3. Updates on Major Products and Services

				(Unit: in millions of Won and percentages)
Business	Major Companies	Items	Major Trademarks	For the six months ended June 30, 2026		For the year ended December 31,
						2025		2024
				Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio
Wireless	SK Telecom, PS&Marketing, SK O&S, etc.	Mobile communications service, wireless data service, ICT service and others	T, 5GX, T Plan and others	6,497,465	74%	12,552,543	73%	13,318,213	74%
Fixed-line	SK Broadband, SK Telink, Home&Service, etc.	Fixed-line phone, high-speed Internet, data and network lease service and others	B tv, 00700 international call, 7mobile and others	2,106,992	24%	4,191,113	25%	4,075,412	23%
Other	SK Stoa, etc.	Commercial retail data broadcasting channel service and others	Stoa ON	146,912	2%	355,557	2%	546,984	3%

Total				8,751,369	100%	17,099,213	100%	17,940,609	100%

4. Price Trends for Major Products

[Wireless Business]

As of June 30, 2026, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 (including value-added tax) and the usage fee was Won 1.98 per second.

The Company, which commercially launched 5G technology for the first time in the world in 2019, has entered a mature phase with its 5G subscriber ratio exceeding 80%. Accordingly, in July 2026, the Company launched integrated 5G and LTE subscription plans to expand customer choices and improve user experience, and concurrently commenced the complimentary application of the “Ansim Data” service, which provides a maximum quality of service of 400 Kbps even after exhaustion of the basic allotted data, to all of its LTE subscription plans.

The new integrated subscription plans consist of the “Best” plan, which provides unlimited data at Won 89,000 to Won 129,000 per month (including value-added tax), and the “Lite” plan, which provides 6GB to 250GB of data at Won 39,000 to 79,000 per month. In addition, certain LTE subscription plans now offer 5G access, thereby expanding the scope of customer benefits.

The Company provides a variety of other subscription plans catering to subscriber demand, which may be reviewed on the Company’s website at www.tworld.co.kr.

[Fixed-line Business]

The monthly subscription fees for the services offered by SK Broadband are as follows:

-	IPTV (media business segment): from Won 11,000 (B tv Mini) to Won 50,600 (B tv All + Catch On + major networks) under no fixed-term contract

-

Cable TV (based on Suwon broadcasting) direct cable TV: from Won 4,400 or less (B tv Cable 20) to Won 16,500 or less (B tv Cable 90) under no fixed-term contract, and from Won 3,520 or less (B tv Cable 20) to Won 13,200 (B tv Cable 90) under a three-year contract

-

Digital cable TV: from Won 13,200 or less (B tv Cable 100) to Won 26,400 (B tv Cable 200) under no fixed-term contract, and from Won 10,560 (B tv Cable 100) to Won 21,120 (B tv Cable 200) under a three-year contract

-

Technology-neutral service: from Won 13,200 (B tv Pop 100) to Won 33,990 (B tv Pop 230+) under no fixed-term contract, and from Won 7,700 (B tv Pop 100) to Won 20,900 (B tv Pop 230+) under a three-year contract

-

High-speed Internet service (fixed-line business segment): from Won 30,800 (Speed Internet) to Won 104,500 (Giga Premium×10) under no fixed-term contract, and from Won 22,000 (Speed Internet) to Won 82,500 (Giga Premium×10) under a three-year contract

-

Bundled products that combine high-speed Internet and IPTV services: from Won 33,000 (Speed Internet + B tv Economy) to Won 111,100 (Giga Premium×10 + B tv All + Catch On + major networks) under a three-year contract

The above fees may vary depending on the conditions for subscription, including services provided, contract period and bundled products.

SK Broadband is preparing a variety of new rate plans for 2026. In January 2026, SK Broadband launched the “Giga Wi-Fi 7” plan, which utilizes the next-generation wireless standard, and offers a stable wireless Internet environment with transmission speeds up to twice as fast as the existing “Giga Wi-Fi 6” plan and minimizes latency and disconnections through multi-link operation (“MLO”) technology. In addition, a minimalist design was applied to better harmonize with interior spaces, and the plan is offered at a competitive discounted rate of Won 27,500 per month for 1 Gbps Internet when bundled with a wireless plan.

In February 2026, SK Broadband launched the “AI 5 Set-Top Box,” which features on-device AI powered by a neural processing unit (“NPU”). The AI 5 Set-Top Box offers functions that optimize image quality and color tones for each scene and improve voice clarity, while incorporating a minimalist design and an ultra-low-power design with standby power of less than 1W. It is available for Won 7,700 per month based on a three-year contract. Subscribers can also choose the “AI 5 Set-Top Box Care” package, which offers a reduced monthly fee of Won 5,500, as well as waivers on service call fees and compensation charges for damages, thereby enhancing customer convenience and satisfaction.

SK Broadband also provides a variety of other subscription plans based on consumer demand, which may be reviewed on SK Broadband’s website at www.bworld.co.kr.

5. Investment Status

[Wireless Business]

A.	Investment in Progress and Future Investment Plan

(Unit: in billions of Won)
Purpose of Investment	Subject of Investment	Investment Period	Expected Investment Amount	Amount Already Invested	Investment Effect
Upgrade/New installation	Network, systems and others	Six months ended June 30, 2026	To be determined	254	Upgrades to the existing services and expanded provision of network services including 5G

[Fixed-line Business]

A.	Investment in Progress and Future Investment Plan

(Unit: in billions of Won)

Purpose of Investment	Subject of Investment	Investment Period	Amount already Invested*	Future Investment	Investment Effect
Coverage expansion, upgrade of media platform	Network, systems, Internet data center and others	Six months ended June 30, 2026	370	To be determined	Securing subscriber network and equipment; quality and system improvement

*	Represents investments by SK Broadband on a separate basis.

6. Revenues

(Unit: in millions of Won)

Business	Sales Type	Item		For the six months ended June 30, 2026	For the year ended December 31, 2025	For the year ended December 31, 2024
Wireless	Services	Mobile communication, wireless data, information communication	Export	93,846	196,249	212,235
			Domestic	6,403,619	12,356,294	13,105,978
			Subtotal	6,497,465	12,552,543	13,318,213
Fixed-line	Services	Fixed-line, high-speed Internet, data, lease line service	Export	97,850	205,494	213,815
			Domestic	2,009,142	3,985,619	3,861,597
			Subtotal	2,106,992	4,191,113	4,075,412
Other	Services	Commercial retail data broadcasting channel services	Export	—	—	—
			Domestic	146,912	355,557	546,984
			Subtotal	146,912	355,557	546,984
Total			Export	191,696	401,744	426,050
			Domestic	8,559,673	16,697,469	17,514,559
			Total	8,751,369	17,099,213	17,940,609

(Unit: in millions of Won)

For the six months ended June 30, 2026	Wireless	Fixed-line	Other	Subtotal	Consolidation Adjustment	After Consolidation
Total sales	7,219,471	2,722,416	153,127	10,095,014	(1,343,645)	8,751,369
Internal sales	722,006	615,424	6,215	1,343,645	(1,343,645)	—
External sales	6,497,465	2,106,992	146,912	8,751,369	—	8,751,369
Operating profit (loss)	847,784	253,686	5,188	1,106,658	(3,024)	1,103,634
Finance profit (loss)						(119,075)
Loss from investments in associates and joint ventures						(31,815)
Other non-operating profit (loss)						21,184
Profit before income tax						1,037,558

7. Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency and interest rate swap contracts under cash flow hedge accounting as of June 30, 2026 are as follows:

[SK Telecom]

Borrowing Date	Hedged Item	Hedged Risk	Contract Type	Financial Institution	Duration of Contract
July 20, 2007	Fixed rate foreign currency denominated bonds (face value of US$400,000,000)	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	July 20, 2007 – July 20, 2027
June 28, 2023	Fixed rate foreign currency denominated bonds (face value of US$300,000,000)	Foreign currency risk	Cross currency swap	Citibank, Shinhan Bank, KDB, J.P. Morgan	June 28, 2023 – June 28, 2028
October 7, 2024	Floating rate Won denominated borrowings (face value of Won 200 billion)	Interest rate risk	Interest rate swap	DBS Bank Ltd.	October 10, 2024 – October 8, 2026
May 28, 2025	Floating rate foreign currency denominated bonds (face value of US$300,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank Ltd.	May 28, 2025 – May 26, 2028

8. Major Contracts

None.

9. R&D Investments

Set forth below are the Company’s R&D expenditures.

(Unit: in millions of Won except percentages)

	Category	For the six months ended June 30, 2026	For the year ended December 31, 2025	For the year ended December 31, 2024	Remarks
	Raw material	6	27	492	—
	Labor	60,682	116,856	134,508	—
	Depreciation	68,073	123,083	134,989	—
	Commissioned service	16,963	49,033	61,588	—
	Others	41,063	66,773	61,267	—
	Total R&D costs	186,787	355,772	392,844	—
	Government Subsidies	—	—	—	—
Accounting	Sales and administrative expenses	182,502	338,841	378,079	—
	Development costs (Intangible assets)	4,285	16,931	14,765	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.13%	2.08%	2.19%	—

10. Other Information Relating to Investment Decisions

A.	Brand Management Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

B.	Business-related Intellectual Property

[SK Telecom]

As of June 30, 2026, the registered patents and trademarks held by the Company included 2,869 Korean-registered patents, 1,862 foreign-registered patents and 735 Korean-registered trademarks. The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Broadband]

As of June 30, 2026, SK Broadband held 193 Korean-registered patents and 38 foreign-registered patents (including those held jointly with other companies). It also holds 245 Korean-registered trademarks. The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

C.	Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used. Nevertheless, the Company clearly recognizes the severity of the climate crisis and has been diligently fulfilling its social obligations by establishing a systematic and practical environmental management strategy system. Under the vision of “realizing a sustainable future based on AI” and to achieve Net Zero by 2050, the Company is making efforts to (1) respond to climate change, (2) improve its environmental management system and (3) create a green culture. To this end, the Company was one of the first information technology companies in Korea to join the RE100 (Renewable Electricity 100%) initiative and signed a green premium contract with Korea Electric Power Corporation. The Company has been implementing company-wide adoption of renewable energy through efforts such as installing solar power generation equipment in its office buildings and base stations. In addition, the Company leads in energy savings and environmental protections based on AI technology, and recently became the first company in the telecommunications industry to obtain carbon emission rights by reducing greenhouse gas through integration of telecommunications equipment and technology upgrades.

[SK Broadband]

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government.

In 2021, SK Broadband declared its goal to achieve Net Zero by 2045 in an effort to actively participate in the international community’s response to climate change. Prior to the declaration, SK Broadband had already subscribed to the RE100 initiative in 2020. Since 2021, SK Broadband has participated in Korea Electrical Power Corporation’s renewable energy power purchase program, “Green Premium,” to purchase renewable energy and has installed additional solar power generation facilities to increase the self-production and use of renewable energy.

III.	FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of June 30, 2026, December 31, 2025 and December 31, 2024 and for the six months ended June 30, 2026 and for the years ended December 31, 2025 and 2024. The Company’s interim consolidated financial statements as of June 30, 2026 and December 31, 2025 and for the six months ended June 30, 2026 and 2025, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won)
	As of June 30, 2026	As of December 31, 2025	As of December 31, 2024
Assets
Current Assets	7,292,630	6,727,130	7,476,682
• Cash and Cash Equivalents	1,203,896	1,490,024	2,023,721
• Short-Term Financial Instruments	799,534	151,426	323,890
• Short-Term Investment Securities	33,102	35,217	—
• Accounts Receivable – Trade, net	2,025,065	1,918,502	1,989,306
• Short-Term Loans, net	80,335	69,664	65,205
• Accounts Receivable – Other, net	321,287	346,326	369,192
• Contract Assets	154,188	124,831	90,385
• Accrued Income	2,942	1,998	4,242
• Advance Payments	21,512	26,064	38,656
• Prepaid Expenses	2,237,177	2,135,763	1,945,610
• Prepaid Income Taxes	929	6,217	21
• Derivative Financial Assets	7,043	6,945	119,500
• Inventories, net	149,132	167,640	209,783
• Assets Held for Sale	156,636	143,489	174,839
• Others	99,852	103,024	122,332
Non-Current Assets	25,137,521	23,380,653	23,038,573
• Long – Term Financial Instruments	3,458	370	373
• Long-Term Investment Securities	5,847,279	3,188,572	1,877,922
• Investments in Associates and Joint Ventures	2,356,277	2,238,470	2,341,827
• Investment Property, net	25,875	39,841	26,611
• Property and Equipment, net	11,221,896	11,902,173	12,617,394
• Goodwill	2,072,493	2,072,493	2,072,493
• Intangible Assets, net	1,370,218	1,710,620	2,194,871
• Long-Term Contract Assets	65,133	63,778	46,352
• Long-Term Loans, net	32,330	32,184	34,446
• Long-Term Accounts Receivable – Other, net	171,355	164,762	173,252
• Long-Term Prepaid Expenses	1,271,428	1,280,751	1,108,406
• Guarantee Deposits, net	156,310	167,823	155,875
• Long-Term Derivative Financial Assets	413,363	303,201	221,608
• Defined Benefit Assets	119,152	205,477	154,329
• Others	10,954	10,138	12,814

Total Assets	32,430,151	30,107,783	30,515,255

(Unit: in millions of Won)
	As of June 30, 2026	As of December 31, 2025	As of December 31, 2024
Liabilities
Current Liabilities	5,847,626	6,529,775	9,224,278
• Accounts Payable – Trade, net	117,593	110,867	126,508
• Other Payables	1,087,940	1,576,870	2,798,978
• Deposits Withheld	1,077,112	1,011,918	928,679
• Contract Liabilities	161,423	207,682	168,194
• Accrued Expenses	1,274,115	1,345,998	1,522,750
• Current Income Tax Liabilities	245,869	28,482	243,564
• Derivative Financial Liabilities – Current	6,281	5,782	—
• Current Provisions	154,590	145,953	50,016
• Short-Term Borrowings	130,000	130,000	100,000
• Current Portion of Bonds and Long-Term Borrowings	1,060,277	1,122,584	2,460,109
• Current Portion of Long-Term Payables – Other	90,500	368,572	367,765
• Lease Liabilities	387,909	407,959	351,363
• Liabilities Held for Sale	54,017	67,108	106,352
Non-Current Liabilities	11,087,526	10,622,716	9,463,343
• Bonds, excluding current portion	7,282,641	7,294,445	6,363,646
• Long-Term Borrowings, excluding current portion	300,000	300,000	203,125
• Long-Term Payables – Other, excluding current portion	90,103	179,389	539,955
• Long-Term Accrued Expenses	495	279	271
• Long-Term Lease Liabilities	988,324	1,117,839	1,286,588
• Long-Term Contract Liabilities	275,759	194,261	61,512
• Defined Benefit Liabilities	—	—	2,086
• Derivative Financial Liabilities – Non-Current	—	621	3,437
• Non-Current Provisions	74,823	80,094	70,044
• Deferred Income Tax Liabilities	1,976,720	1,363,191	851,200
• Others	98,661	92,597	81,479

Total Liabilities	16,935,152	17,152,491	18,687,621

Shareholders’ Equity
Equity Attributable to Owners of the Parent Company	15,436,629	12,863,103	11,698,627
Share Capital	30,493	30,493	30,493
Capital Surplus and Others	(13,859,497)	(12,131,340)	(11,954,936)
Retained Earnings	25,220,392	22,938,268	22,976,127
Reserves	4,045,241	2,025,682	646,943
Non-Controlling Interests	58,370	92,189	129,007

Total Shareholders’ Equity	15,494,999	12,955,292	11,827,634

Total Liabilities and Shareholders’ Equity	32,430,151	30,107,783	30,515,255

(Unit: in millions of Won except per share data and number of consolidated subsidiaries)
	For the six months ended June 30, 2026	For the year ended December 31, 2025	For the year ended December 31, 2024
Operating Revenue	8,751,369	17,099,213	17,940,609
Operating Profit	1,103,634	1,073,215	1,823,409
Profit Before Income Tax	1,037,558	722,261	1,761,765
Profit for the Period	782,395	375,084	1,387,095
Profit for the Period Attributable to Owners of the Parent Company	793,012	408,410	1,250,155
Profit for the Period Attributable to Non-Controlling Interests	(10,617)	(33,326)	136,940
Basic Earnings Per Share (Won)	3,676	1,825	5,780
Diluted Earnings Per Share (Won)	3,676	1,825	5,765
Total Number of Consolidated Subsidiaries	18	19	21

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of June 30, 2026, December 31, 2025 and December 31, 2024 and for the six months ended June 30, 2026 and for the years ended December 31, 2025 and 2024. The Company’s interim separate financial statements as of June 30, 2026 and December 31, 2025 and for the six months ended June 30, 2026 and 2025, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won)

	As of June 30, 2026	As of December 31, 2025	As of December 31, 2024
Assets
Current Assets	4,988,608	4,932,557	5,242,405
• Cash and Cash Equivalents	575,767	771,861	1,165,158
• Accounts Receivable – Trade, net	1,545,489	1,469,426	1,508,893
• Accounts Receivable – Other, net	447,728	393,136	390,243
• Others	2,419,624	2,298,134	2,178,111
Non-Current Assets	21,542,038	20,216,179	19,343,221
• Long-Term Investment Securities	4,678,787	2,396,996	1,418,465
• Investments in Subsidiaries and Associates	5,933,569	5,892,726	4,899,558
• Property and Equipment, net	6,988,071	7,680,504	8,515,225
• Goodwill	1,306,236	1,306,236	1,306,236
• Intangible Assets, net	934,737	1,230,202	1,683,018
• Others	1,700,638	1,709,515	1,520,719

Total Assets	26,530,646	25,148,736	24,585,626

Liabilities
Current Liabilities	4,354,755	5,070,242	6,240,886
Non-Current Liabilities	8,170,654	8,087,444	7,383,886

Total Liabilities	12,525,409	13,157,686	13,624,772

Equity
Share Capital	30,493	30,493	30,493
Capital Surplus (Deficit) and Other Capital Adjustments	(6,251,547)	(4,547,673)	(4,551,820)
Retained Earnings	17,336,199	15,199,915	15,273,451
Reserves	2,890,092	1,308,315	208,730

Total Equity	14,005,237	11,991,050	10,960,854

Total Liabilities and Equity	26,530,646	25,148,736	24,585,626

(Unit: in millions of Won except per share data)

	For the six months ended June 30, 2026	For the year ended December 31, 2025	For the year ended December 31, 2024
Operating Revenue	6,222,832	12,051,068	12,774,060
Operating Profit	837,268	811,842	1,523,175
Profit Before Income Tax	835,888	736,498	1,477,084
Profit for the Period	643,316	410,795	1,280,484
Basic Earnings Per Share (Won)	2,974	1,836	5,923
Diluted Earnings Per Share (Won)	2,972	1,836	5,907

2. Dividends and Others

A.	Dividend Policy

(1)	Financial Metrics and Calculation Methods Used to Determine Dividend Targets

In April 2024, the Company disclosed its shareholder return policy for fiscal years 2024 through 2026, under which the total amount of shareholder return for each year is expected to be at least 50% of the adjusted profit for the year on a consolidated basis. Shareholder returns are expected to be provided in the form of cash dividend distribution and/or through acquisition and cancellation of the Company’s treasury shares. The Board of Directors will make its determinations on dividends in accordance with such policy.

Adjusted consolidated profit is based on profit attributable to controlling interests, excluding one-time non-recurring gains and losses.

(2)	Outlook for Future Dividend Levels and Future Dividend Policy Direction

The Company seeks to enhance its enterprise value through stable business performance and by increasing long-term shareholder returns based on sustainable growth. The Company has established and is implementing a capital allocation strategy that balances the use of additional free cash flow generated from enhancements in its fundamental competitive strengths, including improvements in performance and productivity, across shareholder returns, investments for growth and enhancement in financial structure.

The Company determines the amount of its shareholder return in consideration of a comprehensive set of factors including its business performance, investment plans, financial status and prospects, and the Company may make shareholder return in the form of cash or shares in accordance with its Articles of Incorporation. Cash dividends are determined based on the Company’s consideration of investment needs for its continued future growth as well as its annual business performance and overall cash flow status. In the case of share dividends, the type of the shares to be distributed may be determined pursuant to the resolution of the Company’s general meeting of shareholders.

In accordance with the global trend towards stable dividend distribution, the Company adopted a quarterly dividend distribution policy through the approval of certain amendments to the Company’s Articles of Incorporation at the

37th General Meeting of Shareholders held in March 2021 and has been distributing quarterly dividends since the second quarter of 2021.

The Company has engaged in repurchases and cancelations of its own shares from time to time to enhance its enterprise value in consideration of the market price of the Company’s shares and its financial resources. From 2020 to 2021, the Company purchased approximately Won 500 billion of treasury shares, and in May 2021, the Company canceled 8,685,568 units of previously acquired treasury shares (10.76% of the total number of shares issued at the time) to enhance shareholder value. In addition, in 2023, the Company purchased approximately Won 300 billion of treasury shares, and in February 2024, the Company canceled 4,043,091 units of treasury share (1.85% of the total number of shares issued at the time).

(3)	Policy on Restriction of Dividends

Not Applicable.

B.	Matters Related to Provision of Dividend Predictability

(1)	Dividend Improvement Procedures in the Articles of Incorporation

Classification	Annual Dividends	Quarterly or Interim Dividends
Authority for deciding dividend amounts	General Meeting of Shareholders	Board of Directors

Whether it is possible to set the dividend record date after the dividend amount is determined	Yes	Yes

Plans for implementing dividend improvement procedures	—	—

*

Following the amendments to the Company’s Articles of Incorporation at the 40th General Meeting of Shareholders on March 26, 2024, the Company’s dividend policy was improved by allowing the annual dividend record date to be set after determination of the dividend amount.

**

Following the amendments to the Company’s Articles of Incorporation at the 41st General Meeting of Shareholders on March 26, 2025, the Company’s dividend policy was further improved by allowing the quarterly dividend record date to be set after determination of the dividend amount.

(2)	Status of Dividend Amount Determination Date and Dividend Record Date

Classification	Fiscal Month	Dividend Status	Dividend Amount Determination Date	Dividend Record Date	Provision of Dividend Predictability	Remarks
Quarterly dividend	June 2026	Declared	July 23, 2026	August 31, 2026	Provided	—

Quarterly dividend	March 2026	Declared	April 27, 2026	May 31, 2026	Provided	—

Annual dividend	December 2025	Not Declared	—	—	Provided	—

Quarterly dividend	September 2025	Not Declared	—	—	Provided	—

Quarterly dividend	June 2025	Declared	July 24, 2025	August 31, 2025	Provided	—

Quarterly dividend	March 2025	Declared	April 24, 2025	May 31, 2025	Provided	—

Annual dividend	December 2024	Declared	March 26, 2025	February 28, 2025	Provided	—

Quarterly dividend	September 2024	Declared	October 24, 2024	September 30, 2024	Not Provided	—

Quarterly dividend	June 2024	Declared	July 25, 2024	June 30, 2024	Not Provided	—

Quarterly dividend	March 2024	Declared	April 25, 2024	March 31, 2024	Not Provided	—

*

After reporting to the Board of Directors, the Company disclosed through a voluntary disclosure of management matters that it will not pay cash dividends in light of changes to the business environment. The disclosure for the third quarter of 2025 was made on October 30, 2025 and the disclosure for the year ended December 31, 2025 was made on February 5, 2026.

C.	Dividends for the Past Three Fiscal Years

(Unit: in millions of Won, except per share data and percentages)

Classification		As of and for the six months ended June 30, 2026	As of and for the year ended December 31, 2025	As of and for the year ended December 31, 2024
Par value per share (Won)		100	100	100
(Consolidated) Net income		793,012	408,410	1,250,155
(Separate) Net income		643,317	410,795	1,280,484
Net income per share (Won)		3,675	1,825	5,780
Total cash dividend		353,629	353,551	753,613
Total stock dividends		—	—	—
(Consolidated) Percentage of cash dividend to available income (%)		44.6	86.6	60.3
Cash dividend yield ratio (%)	Common shares	6.1	3.1	6.1
	Preferred shares	—	—	—
Stock dividend yield ratio (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	1,660	1,660	3,540
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

*

The total amount of cash dividends was calculated by adding the total amount of cash dividends resolved at the general meeting of shareholders for the relevant fiscal year and any quarterly cash dividends paid during such fiscal year in accordance with applicable disclosure requirements.

**	Consolidated net income is based on equity attributable to owners of the parent company.
***

Cash dividend for the year ended December 31, 2024 includes quarterly dividends of Won 830 per share declared for the first, second and third quarters of 2024, and cash dividend of Won 1,050 per share declared for the fourth quarter of 2024.

****	Cash dividend for the year ended December 31, 2025 includes a quarterly dividend of Won 830 per share declared for the first and second quarters of 2025.
*****	The Company disclosed through a voluntary disclosure of management matters that it will not pay cash dividends in the third quarter of 2025.
******	The cash dividend yield ratio for the year ended December 31, 2024 was calculated based on the annual dividend record date of February 28, 2025.
*******	The cash dividend yield ratio for the year ended December 31, 2025 was calculated based on the date of December 31, 2025 as no annual dividend was declared.
********

The cash dividend yield ratio for the six months ended June 30, 2026 was calculated based on the date of July 23, 2026 as the decision regarding declaration of such dividends was made prior to the dividend record date of August 31, 2026. In addition, the calculation includes a quarterly dividend of Won 830 per share declared for the first quarter of 2026.

*********

The cash dividend for the six months ended June 30, 2026 includes the quarterly dividend of Won 830 per share declared for the first and second quarters of 2026. The quarterly dividend for the second quarter of 2026, which is expected to be paid by September 17, 2026, was approved by the Board of Directors on July 23, 2026 with a dividend record date of August 31, 2026. In the event of any amendments, details and reasons for the changes will be disclosed through a corrective report.

D.	Past Distributions of Dividends

Number of Consecutive Dividends		Average Dividend Yield (%)
Quarterly (or Interim) Dividends	Annual Dividends	Past Three Years	Past Five Years
2	—	5.4	5.8

*	The average dividend yield was calculated based on fiscal year 2025, the most recent fiscal year.

(1) Distribution of quarterly dividends of Won 830 per share was approved during the 491st Board of Directors’ Meeting on April 25, 2024.

(2) Distribution of quarterly dividends of Won 830 per share was approved during the 495th Board of Directors’ Meeting on July 25, 2024.

(3) Distribution of quarterly dividends of Won 830 per share was approved during the 498th Board of Directors’ Meeting on October 24, 2024.

(4) Distribution of cash dividends of Won 1,050 per share was approved during the 41st General Meeting of Shareholders on March 26, 2025.

(5) Distribution of quarterly dividends of Won 830 per share was approved during the 512th Board of Directors’ Meeting on April 23, 2025.

(6) Distribution of quarterly dividends of Won 830 per share was approved during the 515th Board of Directors’ Meeting on July 24, 2025.

(7) Non-distribution of dividends for the third quarter of 2025 was decided at the 517th Board of Directors’ Meeting on October 29, 2025.

(8) Non-distribution of annual dividends for the year ended 2025 was decided at the 520th Board of Directors’ Meeting on February 5, 2026.

(9) Distribution of quarterly dividends of Won 830 per share was approved during the 524th Board of Directors’ Meeting on April 27, 2026.

(10) Distribution of quarterly dividends of Won 830 per share was approved during the 526th Board of Directors’ Meeting on July 23, 2026.

3. Use of Direct Financing

A.	Use of Proceeds from Public Offerings

[SK Telecom]

Not Applicable.

[SK Broadband]

(As of June 30, 2026)				(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 59-1	February 12, 2026	Facility fund	210,000	Facility fund	87,500	Related investment not yet due
Corporate bond	Series 59-2	February 12, 2026	Facility fund	30,000	—	—	Related investment not yet due
Corporate bond	Series 60-1	June 12, 2026	Facility fund	130,000	—	—	Related investment not yet due
Corporate bond	Series 60-2	June 12, 2026	Facility fund	30,000	—	—	Related investment not yet due

4. Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Not applicable.

B.	Loss Allowance

(1)	Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won, except percentages)
	For the six months ended June 30, 2026
	Gross Amount	Loss Allowance	Percentage
Accounts receivable – trade	2,304,540	270,452	11.7%
Loans	132,625	19,960	15.0%
Accounts receivable – other	510,103	17,461	3.4%
Accrued income	2,942	—	—
Guarantee deposits	255,858	—	—

Total	3,206,068	307,873	9.6%

	(Unit: in millions of Won, except percentages)
	For the year ended December 31, 2025
	Gross Amount	Loss Allowance	Percentage
Accounts receivable – trade	2,194,385	267,482	12.2%
Loans	121,702	19,854	16.3%
Accounts receivable – other	531,547	20,459	3.8%
Accrued income	1,998	—	—
Guarantee deposits	270,219	—	—

Total	3,119,851	307,795	9.9%

	(Unit: in millions of Won, except percentages)
	For the year ended December 31, 2024
	Gross Amount	Loss Allowance	Percentage
Accounts receivable – trade	2,258,412	258,030	11.4%
Loans	141,609	41,958	29.6%
Accounts receivable – other	568,072	25,628	4.5%
Accrued income	4,242	—	—
Guarantee deposits	275,450	—	—

Total	3,247,785	325,616	10.0%

(2)	Movements in Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	For the six months ended June 30, 2026	For the year ended December 31, 2025	For the year ended December 31, 2024
Beginning balance	307,795	325,615	318,401
Effect of change in accounting policy	—	—	—
Increase of loss allowance	17,251	47,465	54,703
Reversal of loss allowance	—	—	—
Write-offs	(16,985)	(65,285)	(44,556)
Other	(188)	—	(2,933)
Ending balance	307,873	307,795	325,615

(3)	Policies for Loss Allowance

The Company establishes loss allowances based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past three years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(4)	Aging of Accounts Receivable

			(Unit: in millions of Won, except percentages)
	As of June 30, 2026
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	2,033,792	56,994	166,346	47,408	2,304,540
Percentage	88.25%	2.47%	7.22%	2.06%	100.0%

C.	Inventories

(1)	Detailed Categories of Inventories

	(Unit: in millions of Won, except percentages and rates)
Account Category	For the six months ended June 30, 2026	For the year ended December 31, 2025	For the year ended December 31, 2024
Merchandise	134,893	154,054	183,202
Goods in transit	—	—	—
Other inventories	14,239	13,586	26,581

Total	149,132	167,640	209,783

Percentage of inventories to total assets [Inventories / Total assets]	0.46%	0.56%	0.69%
Inventory turnover rate [Annualized cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2}]	7.46	6.73	6.73

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory.

D.	Fair Value Measurement

See Note 29 of the notes to the Company’s interim consolidated financial statements attached hereto for more information.

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by SK Telecom as of June 30, 2026. The compliance status is as of June 30, 2026, the date of the latest financial statements including the review or audit opinion of the independent auditor applicable to the determination of compliance status, except for the compliance status of the restriction on changes of ownership structure, which is as of the end of the reporting period.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of debt for which payment guarantees are provided or a security interest is created is less than 100% of the total shareholders’ equity as of the end of the immediately preceding fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—

Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-2	Apr. 23, 2013	Apr. 23, 2033	130,000	Apr. 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	Mar. 4, 2016	Mar. 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of debt for which payment guarantees are provided or a security interest is created is less than 100% of the total shareholders’ equity as of the end of the immediately preceding fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—

Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	Apr. 25, 2017	Apr. 25, 2027	100,000	Apr. 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	Apr. 25, 2017	Apr. 25, 2032	90,000	Apr. 13, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of debt for which payment guarantees are provided or a security interest is created is less than 150% of the total shareholders’ equity as of the end of the immediately preceding fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 5 trillion
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—

Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 75-3	Mar. 6, 2019	Mar. 6, 2029	50,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-4	Mar. 6, 2019	Mar. 6, 2039	50,000	Feb. 21, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of debt for which payment guarantees are provided or a security interest is created is less than 150% of the total shareholders’ equity as of the end of the immediately preceding fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 76-3	July 29, 2019	July 29, 2029	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-4	July 29, 2019	July 29, 2039	50,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-5	July 29, 2019	July 29, 2049	50,000	July 17, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of debt for which payment guarantees are provided or a security interest is created is less than 150% of the total shareholders’ equity as of the end of the immediately preceding fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 77-3	Oct. 22, 2019	Oct. 22, 2029	40,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-4	Oct. 22, 2019	Oct. 22, 2039	60,000	Oct. 10, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of debt for which payment guarantees are provided or a security interest is created is less than 150% of the total shareholders’ equity as of the end of the immediately preceding fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 78-3	Jan. 14, 2020	Jan. 14, 2030	50,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-4	Jan. 14, 2020	Jan. 14, 2040	70,000	Dec. 31, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of debt for which payment guarantees are provided or a security interest is created is less than 150% of the total shareholders’ equity as of the end of the immediately preceding fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 79-2	Oct. 19, 2020	Oct. 19, 2030	40,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-3	Oct. 19, 2020	Oct. 19, 2040	110,000	Oct. 6, 2020	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of debt for which payment guarantees are provided or a security interest is created is less than 150% of the total shareholders’ equity as of the end of the immediately preceding fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 80-3	Jan. 15, 2021	Jan. 15, 2031	50,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-4	Jan. 15, 2021	Jan. 15, 2041	100,000	Jan. 5, 2021	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of debt for which payment guarantees are provided or a security interest is created is less than 150% of the total shareholders’ equity as of the end of the immediately preceding fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 81-2	Oct. 28, 2021	Oct. 28, 2026	70,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-3	Oct. 28, 2021	Oct. 28, 2041	40,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 82-2	Apr. 12, 2022	Apr. 12, 2027	70,000	Mar. 31, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 82-3	Apr. 12, 2022	Apr. 12, 2042	40,000	Mar. 31, 2022	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of debt for which payment guarantees are provided or a security interest is created is less than 150% of the total shareholders’ equity as of the end of the immediately preceding fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 83-2	Aug. 10, 2022	Aug. 10, 2027	95,000	July 29, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-3	Dec. 14, 2022	Dec. 14, 2027	60,000	Dec. 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-4	Dec. 14, 2022	Dec. 14, 2032	40,000	Dec. 2, 2022	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of debt for which payment guarantees are provided or a security interest is created is less than 150% of the total shareholders’ equity as of the end of the immediately preceding fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 85-2	Feb. 17, 2023	Feb. 17, 2028	190,000	Feb. 7, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of debt for which payment guarantees are provided or a security interest is created is less than 150% of the total shareholders’ equity as of the end of the immediately preceding fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 86-2	Apr. 12, 2023	Apr. 12, 2028	200,000	Mar. 31, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 86-3	Apr. 12, 2023	Apr. 12, 2030	70,000	Mar. 31, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of debt for which payment guarantees are provided or a security interest is created is less than 150% of the total shareholders’ equity as of the end of the immediately preceding fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets

	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding

	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Hybrid Securities Series 3	June 5, 2023	June 5, 2083	400,000	May 23, 2023	Eugene Investment & Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Not Applicable
	Compliance Status	Compliant

Restriction on Liens	Key Term	Not Applicable
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Not Applicable
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Not Applicable
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 87-1	Oct. 18, 2023	Oct. 16, 2026	115,000	Oct. 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-2	Oct. 18, 2023	Oct. 18, 2028	100,000	Oct. 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-3	Oct. 18, 2023	Oct. 18, 2030	50,000	Oct. 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-4	Oct. 18, 2023	Oct. 18, 2033	30,000	Oct. 5, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of debt for which payment guarantees are provided or a security interest is created is less than 150% of the total shareholders’ equity as of the end of the immediately preceding fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 88-1	Feb. 22, 2024	Feb. 22, 2027	180,000	Feb. 8, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 88-2	Feb. 22, 2024	Feb. 22, 2029	110,000	Feb. 8, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 88-3	Feb. 22, 2024	Feb. 22, 2034	110,000	Feb. 8, 2024	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of debt for which payment guarantees are provided or a security interest is created is less than 150% of the total shareholders’ equity as of the end of the immediately preceding fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 89-1	Dec. 11, 2024	Dec. 10, 2027	170,000	Nov. 29, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 89-2	Dec. 11, 2024	Dec. 11, 2029	90,000	Nov. 29, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 89-3	Dec. 11, 2024	Dec. 11, 2034	40,000	Nov. 29, 2024	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of debt for which payment guarantees are provided or a security interest is created is less than 150% of the total shareholders’ equity as of the end of the immediately preceding fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 90-1	Feb. 21, 2025	Feb. 21, 2028	190,000	Feb. 11, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 90-2	Feb. 21, 2025	Feb. 21, 2030	70,000	Feb. 11, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 90-3	Feb. 21, 2025	Feb. 21, 2035	140,000	Feb. 11, 2025	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of debt for which payment guarantees are provided or a security interest is created is less than 150% of the total shareholders’ equity as of the end of the immediately preceding fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 91-1	Sept. 11, 2025	Sept. 11, 2028	80,000	Sept. 1, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 91-2	Sept. 11, 2025	Sept. 10, 2030	190,000	Sept. 1, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 91-3	Sept. 11, 2025	Sept. 11, 2035	40,000	Sept. 1, 2025	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of debt for which payment guarantees are provided or a security interest is created is less than 150% of the total shareholders’ equity as of the end of the immediately preceding fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Exclusion from corporate group subject to restriction against cross-shareholding
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 13, 2026

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband as of June 30, 2026. The compliance status is as of June 30, 2026, the date of the latest financial statements including the review or audit opinion of the independent auditor applicable to the determination of compliance status, except for the compliance status of the restriction on changes of ownership structure, which is as of the end of the reporting period.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond –Series 48-3	Sept. 24, 2019	Sept. 23, 2026	50,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 52-2	Jan. 25, 2022	Jan. 25, 2032	50,000	Jan. 13, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 53-3	Mar. 2, 2023	Mar. 2, 2028	90,000	Feb. 17, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 54-1	Oct. 30, 2023	Oct. 30, 2026	100,000	Oct. 18, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 54-2	Oct. 30, 2023	Oct. 30, 2028	60,000	Oct. 18, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 55-1	Jan. 22, 2024	Jan. 22, 2027	170,000	Jan. 10, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 55-2	Jan. 22, 2024	Jan. 22, 2029	60,000	Jan. 10, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 56-1	Dec. 4, 2024	Dec. 3, 2027	130,000	Nov. 22, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 56-2	Dec. 4, 2024	Dec. 4, 2029	115,000	Nov. 22, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 56-3	Dec. 4, 2024	Dec. 4, 2031	50,000	Nov. 22, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 57-1	Apr. 29, 2025	Apr. 28, 2028	50,000	Apr. 17, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 57-2	Apr. 29, 2025	Apr. 29, 2030	120,000	Apr. 17, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 57-3	Apr. 29, 2025	Apr. 29, 2035	30,000	Apr. 17, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 58-1	Jun. 19, 2025	Jun. 19, 2030	480,000	Jun. 9, 2025	Korea Securities Finance Corp.
Unsecured Bond – Series 58-2	Jun. 19, 2025	Jun. 19, 2035	50,000	Jun. 9, 2025	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant

Restriction on Liens	Key Term	200% of total shareholders’ equity
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 23, 2026

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond –Series 59-1	Feb. 12, 2026	Feb. 12, 2031	210,000	Feb. 2, 2026	Korea Securities Finance Corp.
Unsecured Bond – Series 59-2	Feb. 12, 2026	Feb. 12, 2036	30,000	Feb. 2, 2026	Korea Securities Finance Corp.
Unsecured Bond – Series 60-1	Jun. 12, 2026	Jun. 12, 2031	130,000	Jun. 1, 2026	Korea Securities Finance Corp.
Unsecured Bond – Series 60-2	Jun. 12, 2026	Jun. 12, 2036	30,000	Jun. 1, 2026	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	—

Restriction on Liens	Key Term	200% of total shareholders’ equity
	Compliance Status	—

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	—

Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	—

Submission of Compliance Certificate	Compliance Status	To be submitted following the filing of the semi-annual business report for fiscal year 2026

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in semi-annual reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2025.

V.	AUDITOR’S OPINION

1. Independent Auditors and Audit Opinions

A.	Independent Auditor and Audit Opinion (Separate and Consolidated)

Period	Classification	Independent Auditor	Opinion	Emphasis of Matter	Critical Audit Matters
Six months ended June 30, 2026	Review report (Separate)	KPMG Samjong	Unqualified	—	—
	Review report (Consolidated)	KPMG Samjong	Unqualified	—	—

Year ended December 31, 2025	Audit report (Separate)	KPMG Samjong	Unqualified	—	Existence and accuracy of the Company’s cellular services revenue
	Audit report (Consolidated)	KPMG Samjong	Unqualified	—	Existence and accuracy of the Company’s cellular services revenue; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit

Year ended December 31, 2024	Audit report (Separate)	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services
	Audit report (Consolidated)	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit

B.	Audit Services Contracts with Independent Auditors

(Unit: in millions of Won, except number of hours)
Period	Auditors	Contents	Audit Contract		Actual Performance
			Fee	Total Number of Hours	Fee	Total Number of Hours
Six months ended June 30, 2026	KPMG Samjong	Quarterly and semi-annual review	2,597	24,500	757	7,139
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

Year ended December 31, 2025	KPMG Samjong	Quarterly and semi-annual review	2,597	24,500	2,597	24,500
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

Year ended December 31, 2024	Ernst & Young Han Young	Quarterly and semi-annual review	2,880	25,000	2,880	25,000
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

C.	Non-Audit Services Contracts with Independent Auditors

(Unit: in millions of Won)
Period	Contract Date	Service Provided	Service Duration	Fee
Six months ended June 30, 2026	May 22, 2026	Financial confirmation letter for frequency reallocation application	May 22, 2026 – June 25, 2026	3
	April 24, 2026	Consulting on enhancement of net zero strategy	April 24, 2026 – July 31, 2026	80
	April 7, 2026	Consulting on international taxation, including transfer pricing and tariffs	April 7, 2026 – March 5, 2027	65
	March 31, 2026	Consulting on enhancement of ESG management	April 2, 2026 – November 28, 2026	160
Year ended December 31, 2025	December 11, 2025	Financial confirmation letter for frequency reallocation application	December 16, 2025 – December 27, 2025	3
	July 28, 2025	Consulting on overseas value-added tax	July 28, 2025 – October 31, 2025	21
	March 28, 2025	Research on international cases of carbon neutrality information disclosures	March 28, 2025 – May 31, 2025	100
	March 26, 2025	Consulting on international taxation	March 26, 2025 – March 31, 2026	50
	March 24, 2025	Interpretation of customs value	March 24, 2025 – June 30, 2026	15
	November 25, 2022	Appeal of overseas value-added tax	December 1, 2022 – April 30, 2025	176
Year ended December 31, 2024	—	—	—	—

D.	Non-Audit Service Contracts with Network Accounting Firms of the Independent Auditors

(Unit: in millions of Won)
Period	Name of Network Accounting Firm	Contract Date	Service Provided	Service Duration	Fee
Six months ended June 30, 2026	—	—	—	—	—
Year ended December 31, 2025	KPMG LLP	February 26, 2025	Tax adjustment and advisory services	February 26, 2025 – September 11, 2025	62
Year ended December 31, 2024	—	—	—	—	—

E.	Discussions Between Audit Committee and Independent Auditors

Date	Attendance	Method	Key Matters Discussed
February 24, 2026	Company’s Audit Committee: 4 Auditor: 2	In-person	Report on 2025 results of audit of financial statements; report on results of 2025 internal accounting management system audit

April 22, 2026	Company’s Audit Committee: 4 Auditor: 2	In-person	Report on 2025 results of Public Company Accounting Oversight Board audit

April 22, 2026	Company’s Audit Committee: 4 Auditor: 2	In-person	Report on audit plans for fiscal year 2026

July 22, 2026	Company’s Audit Committee: 4 Auditor: 2	In-person	Report on results of external auditors’ 2026 semi-annual review

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1. Board of Directors

A.	Overview of the Composition of the Board of Directors

The Board of Directors is composed of eight members: two executive directors, five independent directors and one non-executive director. The Board of Directors operates the following five committees: Independent Director Nomination Committee, Audit Committee, Future Strategy Committee, Compensation Committee and ESG Committee.

Total Number of Directors	Executive Directors	Independent Directors	Non-executive Director
8	Jaihun Jung, Myung Jin Han	Chang Bo Kim, Hae Yun Oh, Mi Kyung Noh, Seong Yeob Lee, Tay Seop Lim	Poong Young Yoon

*

At the 42nd General Meeting of Shareholders held on March 26, 2026, Jaihun Jung and Myung Jin Han were newly elected as executive directors and Poong Young Yoon was newly elected as a non-executive director. Hae Yun Oh was reelected, and Seong Yeob Lee and Tay Seop Lim were newly elected, as independent directors. Tay Seop Lim was separately elected as an independent director serving as an audit committee member.

B.	Committees within the Board of Directors

(1)	Committee Structure

(a)	Independent Director Nomination Committee (as of June 30, 2026)

Total Number of Persons	Names of Member Directors	Task
3	Hae Yun Oh, Tay Seop Lim, Poong Young Yoon	Evaluation and management of candidates for independent directors, confirmation of list of candidates; nomination of independent directors to be elected at the General Meeting of Shareholders

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee must be independent directors.

(b)	Future Strategy Committee (as of June 30, 2026)

Total Number of Persons	Names of Member Directors	Task
8	Chang Bo Kim, Jaihun Jung, Hae Yun Oh, Mi Kyung Noh, Seong Yeob Lee, Tay Seop Lim, Poong Young Yoon, Myung Jin Han	Deliberation of annual management plan and discussion of mid- to long-term strategy; establishment and evaluation of KPI and material investments; enhancement of enterprise value and establishment of future and direction of the Company

*	The Future Strategy Review Committee is a committee established by the resolution of the Board of Directors.

(c)	Compensation Committee (as of June 30, 2026)

Total Number of Persons	Names of Member Directors	Task
4	Mi Kyung Noh, Chang Bo Kim, Hae Yun Oh, Poong Young Yoon	Management of CEO candidates; deliberation of election and re-election of CEO; review of CEO and executive director remuneration amount appropriateness

*	The Compensation Committee is a committee established by the resolution of the Board of Directors.

(d)	ESG Committee (as of June 30, 2026)

Total Number of Persons	Names of Member Directors	Task
3	Seong Yeob Lee, Chang Bo Kim, Tay Seop Lim	Deliberation of plans and performance in the major areas of ESG, mandatory ESG disclosure matters and ESG stakeholder communication

*	The ESG Committee is a committee established by the resolution of the Board of Directors.

(e)	Audit Committee (as of June 30, 2026)

Total Number of Persons	Names of Member Directors	Task
4	Tay Seop Lim, Chang Bo Kim, Mi Kyung Noh, Seong Yeob Lee	Review of financial statements and supervision of independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

2. Audit System

The Company’s Audit Committee consists of four independent directors, Tay Seop Lim (financial and accounting expert), Chang Bo Kim, Mi Kyung Noh (financial and accounting expert) and Seong Yeob Lee.

3. Shareholders’ Exercise of Voting Rights

A.	Voting System

(As of June 30, 2026)
Classification of Voting System	Cumulative Voting System	Written Voting System	Electronic Voting System
Adoption status	Selected	Not adopted	Adopted
Implementation status	—	—	Conducted during the 42nd General Meeting of Shareholders

The Company implemented a proxy solicitation procedure for the 42nd General Meeting of Shareholders, pursuant to which shareholders were permitted to provide written proxy to exercise their voting rights.

VII.	SHAREHOLDERS

1. Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of June 30, 2026)			(Unit: in shares and percentages)
Name	Relationship	Share Type	Number of Shares Owned and Ownership Ratio
			Beginning of Period*		End of Period
			Number of Shares	Ownership Ratio	Number of Shares	Ownership Ratio
SK Inc.	Largest shareholder	Common share	65,668,397	30.57	65,668,397	30.57
Tae Won Chey	Officer of affiliated company	Common share	303	0.00	303	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	762	0.00	762	0.00
Young Sang Ryu	Officer of affiliated company	Common share	20,309	0.01	29,679	0.01
Jaihun Jung(1)	Officer of the Company	Common share	0	0.00	1,518	0.00
Myung Jin Han(1)	Officer of the Company	Common share	0	0.00	11,918	0.01
Poong Young Yoon	Officer of the Company	Common share	2,733	0.00	4,639	0.00
Chang Bo Kim	Officer of the Company	Common share	868	0.00	2,293	0.00
Mi Kyung Noh	Officer of the Company	Common share	1,846	0.00	2,346	0.00
Hae Yun Oh	Officer of the Company	Common share	3,184	0.00	3,684	0.00
Seong Yeob Lee	Officer of the Company	Common share	0	0.00	500	0.00
Tay Seop Lim	Officer of the Company	Common share	0	0.00	500	0.00

Total		Common share	65,709,344	30.59	65,726,539	30.60

(1)

At the 42nd General Meeting of Shareholders held on March 26, 2026, Jaihun Jung was newly appointed as Chief Executive Officer and Myung Jin Han was newly appointed as an executive director. As a result of their inclusion as the largest shareholder and related persons, their shareholdings have been reflected in the changes in shareholdings of the largest shareholder and related persons.

**

The number of shares owned and ownership ratio as of the beginning of the period account for the 10,942 shares owned by Yong-Hak Kim (former independent director) and Junmo Kim (former independent director), whose respective terms expired in March 2026.

B.	Overview of the Largest Shareholder

As of June 30, 2026, the Company’s largest shareholder was SK Inc. SK Inc. was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Inc. is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Inc.’s telephone number is +82-2-2121-5114 and its website is https://www.sk-inc.com/.

2. Distribution of Shares

A.	Shareholders with Ownership of 5% or Greater

(As of June 30, 2026)	(Unit: in shares and percentages)
Classification	Shareholder Name (Title)	Number of Shares Owned	Ownership Ratio	Remarks
Shareholders with ownership of 5% or greater	SK Inc.	65,668,397	30.57%	—
	Citibank ADR	26,770,553	12.46%	—
	National Pension Service	17,229,917	8.02%	—
Shareholdings under the Employee Stock Ownership Program		—	—	—

B.	Minority Shareholders

(As of June 30, 2026)			(Unit: in persons, shares and percentages)
Classification	Shareholders			Ownership
	Number of Minority Shareholders	Total Number of Shareholders	Ratio (%)	Number of shares Owned by Minority Shareholders	Total Number of Shares Issued	Ratio (%)
Minority shareholders*	395,469	395,475	99.9	105,676,089	213,057,911	49.6

*	Shareholders who hold less than 1% of total voting shares issued.

3. Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

(Unit: in Won and shares)
Types		January 2026	February 2026	March 2026	April 2026	May 2026	June 2026
Common Stock	Highest	72,500	86,500	81,200	100,500	105,800	125,200
	Lowest	52,800	69,100	70,300	77,800	93,200	88,400
	Average	59,038	77,688	77,352	92,586	99,606	100,343
Daily Transaction Volume	Highest	5,938,623	4,134,911	1,891,071	2,478,327	2,243,801	8,152,778
	Lowest	445,753	976,090	415,991	341,676	522,944	752,498
Monthly Transaction Volume		33,466,962	29,508,854	19,811,442	22,202,251	21,713,083	45,502,531

B.	Foreign Securities Market (New York Stock Exchange)

(Unit: in US$ and ADRs)
Types		January 2026	February 2026	March 2026	April 2026	May 2026	June 2026
Depositary Receipt	Highest	28.19	33.43	31.50	38.82	39.63	46.00
	Lowest	20.29	27.91	28.07	29.39	36.30	32.07
	Average	22.82	30.43	29.41	35.78	37.78	37.50
Daily Transaction Volume	Highest	977,000,000	3,520,000	996,000,000	690,000,000	3,970,000	7,800,000
	Lowest	1,020,000	1,080,000	1,000,000	1,000,000	1,220,000	1,690,000
Monthly Transaction Volume		8,870,060,000	38,920,000	4,251,450,000	731,750,000	46,880,000	68,390,000

VIII.	EMPLOYEES AND DIRECTORS

1. Officers and Employees

A.	Employees

(As of June 30, 2026)	(Unit: in persons, years and millions of Won)

Business Segment	Gender	Number of Employees					Average Length of Service (Years)	Aggregate Wage for the Year of 2026	Average Wage Per Person
		Employees without a Fixed Term of Employment		Employees with a Fixed Term of Employment		Total
		Total	Part-time Employees	Total	Part-time Employees
—	Male	3,843	—	172	—	4,015	15.4	394,022	97
—	Female	997	—	250	—	1,247	9.3	82,448	61
Total		4,840	—	422	—	5,262	14.0	476,470	88

B.	Compensation of Unregistered Officers

(As of June 30, 2026)		(Unit: in persons and millions of Won)
Number of Unregistered Officers	Aggregate Wage for the Year of 2026	Average Wage Per Person
96	29,123	303

2. Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(Unit: in persons and millions of Won)
Fiscal Year	Classification	Number of Directors	Aggregate Amount Approved
Six months ended June 30, 2026	Directors	8	10,000
Year ended December 31, 2025	Directors	8	10,000
Year ended December 31, 2024	Directors	9	10,000

B.	Amount Paid

(1)	Total Amount

(Unit: in persons, shares and millions of Won)
Fiscal Year	Number of Directors***	Total Compensation****	Average Compensation Per Director***	Share-based Compensation Amount Included in Total Compensation	Compensation Not Included in Total Remuneration (Outstanding Balance)					Remarks
					Stock Options			Other Share-based Compensation*****
					Exercisable Quantity	Non-exercisable Quantity	Remaining Amount*	Quantity Not Yet Delivered	Market Value**
Six months ended June 30, 2026	8	2,923	417	1,061	116,844	—	5,328	35,364	3,126	—
Year ended December 31, 2025	8	5,293	756	262	158,858	—	1,795	64,006	3,424	—
Year ended December 31, 2024	9	5,781	723	297	158,858	—	2,038	64,006	3,533	—

*

Refers to the aggregate amount of liabilities and equity recorded on the statement of financial position in connection with stock options for all directors as of the end of each fiscal year and reporting period.

**

Refers to the quantity not yet delivered multiplied by the closing price as of the end of each fiscal year. Closing prices as of the end of each fiscal year: Won 55,200 as of December 30, 2024, Won 53,500 as of December 30, 2025 and Won 88,400 as of June 30, 2026.

***

The number of directors includes one non-executive director who did not receive any compensation, and the average compensation per director excludes one non-executive director who did not receive any compensation.

****	Total compensation excludes retirement benefits for executive directors.
*****

From 2023 to 2024, the Company granted performance stock units (“PSUs”) to certain of its and its subsidiaries’ directors (including the representative director) and executive officers in order to align management and shareholder interests and further align growth in the Company’s enterprise value with management compensation. Future performance targets were set when entering into the relevant stock compensation agreement, and the final number of shares to be received by each grantee, which would be settled out of the Company’s treasury shares, were determined based on the achievement levels of such targets subject to approval by the Board of Directors. Accordingly, the quantity of PSUs not yet delivered is based on the number of units initially granted and may differ from the actual number of shares delivered to each grantee on an after-tax basis.

(2)	Amount by Classification

(Unit: in persons, shares and millions of Won)
	Fiscal Year	Number of Directors***	Total Compensation****	Average Compensation Per Director***	Share-based Compensation Amount Included in Total Compensation	Compensation Not Included in Total Remuneration (Outstanding Balance)					Remarks
Classification						Stock Options			Other Share-based Compensation*****
						Exercisable Quantity	Non-exercisable Quantity	Remaining Amount*	Quantity Not Yet Delivered	Market Value**
Registered Directors (Excluding Independent Directors and Audit Committee Members)	Six months ended June 30, 2026	3	2,399	1,200	790	116,844	—	5,328	35,364	3,126	—
	Year ended December 31, 2025	3	4,530	2,265	—	158,858	—	1,795	64,006	3,424	—
	Year ended December 31, 2024	4	4,998	1,666	17	158,858	—	2,038	64,006	3,533	—
Independent Directors (Excluding Audit Committee Members)	Six months ended June 30, 2026	1	98	98	48	—	—	—	—	—	—
	Year ended December 31, 2025	1	147	147	47	—	—	—	—	—	—
	Year ended December 31, 2024	1	150	150	50	—	—	—	—	—	—
Audit Committee Members	Six months ended June 30, 2026	4	426	107	223	—	—	—	—	—	—
	Year ended December 31, 2025	4	616	154	215	—	—	—	—	—	—
	Year ended December 31, 2024	4	633	158	230	—	—	—	—	—	—
Auditor	Six months ended June 30, 2026	—	—	—	—	—	—	—	—	—	—
	Year ended December 31, 2025	—	—	—	—	—	—	—	—	—	—
	Year ended December 31, 2024	—	—	—	—	—	—	—	—	—	—

*

Refers to the aggregate amount of liabilities and equity recorded on the statement of financial position in connection with stock options for all directors and auditors as of the end of each fiscal year and reporting period.

**

Refers to the quantity not yet delivered multiplied by the closing price as of the end of each fiscal year. Closing prices as of the end of each fiscal year: Won 55,200 as of December 30, 2024, Won 53,500 as of December 30, 2025 and Won 88,400 as of June 30, 2026.

***

The number of directors includes one non-executive director who did not receive any compensation, and the average compensation per director excludes one non-executive director who did not receive any compensation.

****	Total compensation excludes retirement benefits for executive directors.
*****

From 2023 to 2024, the Company granted PSUs to certain of its and its subsidiaries’ directors (including the representative director) and executive officers in order to align management and shareholder interests and further align growth in the Company’s enterprise value with management compensation. Future performance targets were set when entering into the relevant stock compensation agreement, and the final number of shares to be received by each grantee, which would be settled out of the Company’s treasury shares, were determined based on the achievement levels of such targets subject to approval by the Board of Directors. Accordingly, the quantity of PSUs not yet delivered is based on the number of units initially granted and may differ from the actual number of shares delivered to each grantee on an after-tax basis.

(3) Amount by Type of Income

						(Unit: in millions of Won)
Classification	Fiscal Year	Salary	Bonus	Gains from Exercise of Stock Options	Other Share- based Compensation Paid	Other Earned Income	Retirement Income	Other Income
Registered Directors (Excluding Independent Directors and Audit Committee Members)	Six months ended June 30, 2026	1,081	514	667	123	14	—	—
	Year ended December 31, 2025	2,020	2,460	—	—	50	1,215	—
	Year ended December 31, 2024	2,548	2,394	17	—	39	3,727	—
Independent Directors (Excluding Audit Committee Members)	Six months ended June 30, 2026	50	—	—	48	—	—	—
	Year ended December 31, 2025	100	—	—	47	—	—	—
	Year ended December 31, 2024	100	—	—	50	—	—	—
Audit Committee Members	Six months ended June 30, 2026	203	—	—	223	—	—	—
	Year ended December 31, 2025	401	—	—	215	—	—	—
	Year ended December 31, 2024	403	—	—	230	—	—	—
Auditor	Six months ended June 30, 2026	—	—	—	—	—	—	—
	Year ended December 31, 2025	—	—	—	—	—	—	—
	Year ended December 31, 2024	—	—	—	—	—	—	—

3. Individual Compensation of Directors and Officers

A.	Remuneration for Individual Directors (among those Paid over Won 500 Million per Year)

						(Unit: in shares and millions of Won)
Name	Fiscal Year	Title	Total Compensation***	Share-based Compensation Amount Included in Total Compensation			Compensation Not Included in Total Remuneration (Outstanding Balance)						Remarks
				Type	Quantity******	Amount	Stock Options				Other Share-based Compensation*****
							Exercisable Quantity	Non-Exercisable Quantity	Exercise Price****	Remaining Amount*	Quantity Not Yet Delivered*****	Market Value**
Young Sang Ryu	Six months ended June 30, 2026	President	1,214	Stock Option	18,190	537	7,145	—	38,452	358	26,555	2,347	—
				—	—	—	98,425	—	56,860	4,196	—	—	—
	Year ended December 31, 2025	Representative Director/ President	3,407	—	—	—	7,145	—	38,452	108	51,935	2,778	—
				—	—	—	18,190	—	50,276	212	—	—	—
				—	—	—	98,425	—	56,860	1,096	—	—	—
	Year ended December 31, 2024	Representative Director/ President	3,083	Stock Option	5,265	17	7,145	—	38,452	121	51,935	2,867	—
				—	—	—	18,190	—	50,276	253	—	—	—
				—	—	—	98,425	—	56,860	1,224	—	—	—
Myung Jin Han	Six months ended June 30, 2026	Executive Director/ President	523	Stock Option	4,403	130	11,274	—	56,860	510	—	—	—
				PSU	539	123	—	—	—	—	—	—	—

*

Refers to the aggregate amount of liabilities and equity recorded on the statement of financial position in connection with stock options for all directors and auditors as of the end of each fiscal year and reporting period.

**

Refers to the quantity not yet delivered multiplied by the closing price as of the end of each fiscal year. Closing prices as of the end of each fiscal year: Won 55,200 as of December 30, 2024, Won 53,500 as of December 30, 2025 and Won 88,400 as of June 30, 2026.

***

Reflects compensation from the date of appointment for newly appointed directors (executive director Myung Jin Han was appointed on March 26, 2026) and compensation through the date of resignation for directors who resigned (representative director Young Sang Ryu resigned on March 26, 2026).

****	The exercise price of stock options under “Compensation Not Included in Total Compensation (Outstanding Balance)” is denominated in Won.
*****

Refers to PSUs. The number of PSUs under “Quantity Not Yet Delivered” is based on the number of units initially granted and may differ from the actual number of shares delivered to each grantee on an after-tax basis.

******

The number of PSUs under “Share-based Compensation Amount Included in Total Compensation” represents the actual number of treasury shares delivered based on the value of the PSUs on an after-tax basis.

*******

Representative director Jaihun Jung, who was newly appointed at the 42nd General Meeting of Shareholders held on March 26, 2026, was excluded from the above disclosure as the total compensation from the date of his appointment did not exceed Won 500 million.

(1) Status of Stock Option Grants

(As of June 30, 2026)								(Unit: in shares)
Grantee	Date of Grant	Method of Grant	Type	Quantity Initially Granted		Changes During Reporting Period		Total Changes		Unexercised as of End of Reporting Period	Exercise Period	Exercise Price*
						Exercised	Canceled	Exercised	Canceled
Young Sang Ryu	March 26, 2019	Issuance of treasury shares, cash settlement	Common shares	5,265		—	—	5,265	—	—	March 27, 2021 – March 26, 2024	50,862
Young Sang Ryu	March 26, 2020	Issuance of treasury shares, cash settlement	Common shares	7,145		—	—	—	—	7,145	March 27, 2023 – March 26, 2027	38,452
Young Sang Ryu	March 25, 2021	Issuance of treasury shares, cash settlement	Common shares	18,190		18,190	—	18,190	—	—	March 26, 2023 – March 25, 2026	50,276
Young Sang Ryu	March 25, 2022	Issuance of treasury shares, cash settlement	Common shares	295,275	**	—	—	—	196,850	98,425	March 26, 2025 – March 25, 2029	56,860
Myung Jin Han	March 25, 2021	Issuance of treasury shares, cash settlement	Common shares	4,403		4,403	—	4,403	—	—	March 26, 2023 – March 25, 2026	50,276
Myung Jin Han	March 25, 2022	Issuance of treasury shares, cash settlement	Common shares	11,274		—	—	—	—	11,274	March 26, 2024 – March 25, 2027	56,860

*	The exercise price of stock options is denominated in Won.
**	Two-thirds of the stock options granted to director Young Sang Ryu on March 25, 2022 have been canceled and replaced with PSUs.

(2) Status of Other Share-based Compensation Grants

(As of June 30, 2026)										(Unit: in shares)
Grantee	Grant Date / Payment (Cancellation) Date	Type	New Grants**	Cumulative Grants**	Shares Paid During the Reporting Period***	Cumulative Changes**		Unpaid as of End of Reporting Period**	Condition for Payment	Timing of Delivery	Basis and Procedures for Grant
						Paid	Canceled
Young Sang Ryu	March 28, 2023*	PSU	—	25,380	5,905	25,380	—	—	Full service during the year in which the grant date falls	May 13, 2026	Following a resolution of the Board of Directors
Young Sang Ryu	March 26, 2024	PSU	—	26,555	—	—	—	26,555	Full service during the year in which the grant date falls	After the 43rd General Meeting of Shareholders	Following a resolution of the Board of Directors
Myung Jin Han	March 28, 2023*	PSU	—	2,400	539	2,400	—	—	Full service during the year in which the grant date falls	May 13, 2026	Following a resolution of the Board of Directors

*

With respect to the PSUs granted in 2023, the actual number of shares to be delivered was determined based on the rates of change in the Company’s share price and the KOSPI 200 index over the subsequent three-year period. Following approval by the Board of Directors, the treasury shares were delivered in May 2026 based on the value of the PSUs on an after-tax basis.

**

The number of PSUs newly granted, cumulatively granted, cumulatively changed, and unpaid as of the end of the reporting period are based on the quantity initially granted and may differ from the actual number of shares delivered on an after-tax basis.

***	Refers to the actual number of treasury shares delivered based on the value of the PSUs on an after-tax basis.

B.	Composition of Total Remuneration

Name	Fiscal Year	Composition
Young Sang Ryu	Six months ended June 30, 2026

1. Earned income:

•

Salary: Won 364 million

•

Bonus: Won 310 million

•

Gains from exercise of stock options: Won 537 million

•

Other share-based compensation: —

•

Other earned income: Won 3 million

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation:

•  Gains from exercise of stock options: Unexercised stock options

•

2020 stock option grant - Unexercised: 7,145 shares / Exercise price: Won 38,452

•

2022 stock option grant - Unexercised: 98,425 shares / Exercise price: Won 56,860

•  Other share-based compensation: Unrealized share-based compensation

•

2024 PSU grant - Undelivered: 26,555 PSUs / Market value: Won 2,347 million

Year ended December 31, 2025

1. Earned income:

•

Salary: Won 1,540 million

•

Bonus: Won 1,820 million

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

•

Other earned income: Won 47 million

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation:

•  Gains from exercise of stock options: Unexercised stock options

•

2020 stock option grant - Unexercised: 7,145 shares / Exercise price: Won 38,452

•

2021 stock option grant - Unexercised: 18,190 shares / Exercise price: Won 50,276

•

2022 stock option grant - Unexercised: 98,425 shares / Exercise price: Won 56,860

•  Other share-based compensation: Unrealized share-based compensation

•

2023 PSU grant - Undelivered: 25,380 PSUs / Market value: Won 1,358 million

•

2024 PSU grant - Undelivered: 26,555 PSUs / Market value: Won 1,421 million

Year ended December 31, 2024

1. Earned income:

•

Salary: Won 1,400 million

•

Bonus: Won 1,640 million

•

Gains from exercise of stock options: Won 17 million

•

Other share-based compensation: —

•

Other earned income: Won 26 million

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation:

•  Gains from exercise of stock options: Unexercised stock options

•

2020 stock option grant - Unexercised: 7,145 shares / Exercise price: Won 38,452

•

2021 stock option grant - Unexercised: 18,190 shares / Exercise price: Won 50,276

•

2022 stock option grant - Unexercised: 98,425 shares / Exercise price: Won 56,860

•  Other share-based compensation: Unrealized share-based compensation

•

2023 PSU grant - Undelivered: 25,380 PSUs / Market value: Won 1,401 million

•

2024 PSU grant - Undelivered: 26,555 PSUs / Market value: Won 1,466 million

Myung Jin Han	Six months ended June 30, 2026

1. Earned income:

•

Salary: Won 266 million

•

Bonus: —

•

Gains from exercise of stock options: Won 130 million

•

Other share-based compensation: Won 123 million

•

Other earned income: Won 4 million

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation:

•  Gains from exercise of stock options: Unexercised stock options

•

2022 stock option grant - Unexercised: 11,274 shares / Exercise price: Won 56,860

•  Other share-based compensation: Unrealized share-based compensation

•

2023 PSU grant - Undelivered: 2,400 PSUs / Market value: Won 212 million

C.	Remuneration for the Five Highest-Paid Officers (among those Paid over Won 500 Million per Year)

(As of June 30, 2026)										(Unit: in shares and millions of Won)
Name	Fiscal Year	Title	Total Compensation***	Share-based Compensation Amount Included in Total Compensation			Compensation Not Included in Total Remuneration (Outstanding Balance)						Remarks
				Type	Quantity*****	Amount	Stock Options				Other Share-based Compensation****
							Exercisable Quantity	Non-Exercisable Quantity	Exercise Price***	Remaining Amount*	Quantity Not Yet Delivered****	Market Value**
Young Sang Ryu	Six months ended June 30, 2026	President	2,919	Stock Option	18,190	537	7,145	—	38,452	358	—	—	—
				PSU	5,905	1,299	98,425	—	56,860	4,196	26,555	2,347	—
	Year ended December 31, 2025	Representative Director/President	3,407	—	—	—	7,145	—	38,452	108	—	—	—
				—	—	—	18,190	—	50,276	212	—	—	—
				—	—	—	98,425	—	56,860	1,096	51,935	2,778	—
	Year ended December 31, 2024	Representative Director/President	3,083	Stock Option	5,265	17	7,145	—	38,452	121	—	—	—
				—	—	—	18,190	—	50,276	253	—	—	—
				—	—	—	98,425	—	56,860	1,224	51,935	2,867	—
Jaihun Jung	Six months ended June 30, 2026	Representative Director/President	1,705	—	—	—	—	—	—	—	6,449	570	—
	Year ended December 31, 2025	President	2,079	—	—	—	—	—	—	—	6,449	345	—
	Year ended December 31, 2024	President	860	—	—	—	—	—	—	—	6,449	356	—
Jong Ryeol Kang	Six months ended June 30, 2026	Management Advisor	1,203	Stock Option	35,098	710	—	—	—	—	—	—	—
				PSU	1,049	225	—	—	—	—	5,311	469	—
	Year ended December 31, 2025	Management Advisor	1,312	—	—	—	6,219	—	38,452	94	—	—	—
				—	—	—	7,136	—	50,276	83	—	—	—
				—	—	—	21,743	—	56,860	201	9,711	520	—
	Year ended December 31, 2024	Executive Director/President	5,194	—	—	—	6,219	—	38,452	105	—	—	—
				—	—	—	7,136	—	50,276	99	—	—	—
				—	—	—	21,743	—	56,860	235	9,711	536	—
Suk Geun Chung	Six months ended June 30, 2026	Head of CIC	944	—	—	—	—	—	—	—	—	—	—
				—	—	—	—	—	—	—	—	—	—
	Year ended December 31, 2025	Head of CIC	1,190	—	—	—	—	—	—	—	—	—	—
				—	—	—	—	—	—	—	—	—	—
	Year ended December 31, 2024	Head of Business Unit	1,077	—	—	—	—	—	—	—	—	—	—
				—	—	—	—	—	—	—	—	—	—
Myung Jin Han	Six months ended June 30, 2026	Executive Director/President	757	Stock Option	4,403	130	—	—	—	—	—	—	—
				PSU	539	123	11,274	—	56,860	510	—	—	—
	Year ended December 31, 2025	President	172	—	—	—	4,403	—	50,276	51	—	—	—
				—	—	—	11,274	—	56,860	104	2,400	128	—

*

Refers to the aggregate amount of liabilities and equity recorded on the statement of financial position in connection with stock options for each of the five highest-paid officers whose individual compensation is Won 500 million or more per year, as of the end of each fiscal year and reporting period.

**

Refers to the quantity not yet delivered multiplied by the closing price as of the end of each fiscal year. Closing prices as of the end of each fiscal year: Won 55,200 as of December 30, 2024, Won 53,500 as of December 30, 2025 and Won 88,400 as of June 30, 2026.

***	The exercise price of stock options under “Compensation Not Included in Total Compensation (Outstanding Balance)” is denominated in Won.
****

Refers to PSUs. The number of PSUs under “Quantity Not Yet Delivered” is based on the number of units initially granted and may differ from the actual number of shares delivered to each grantee on an after-tax basis.

*****

The number of PSUs under “Share-based Compensation Amount Included in Total Compensation” represents the actual number of treasury shares delivered based on the value of the PSUs on an after-tax basis.

(1) Status of Stock Option Grants

(As of June 30, 2026)								(Unit: in shares and Won)
Grantee	Date of Grant	Method of Grant	Type	Quantity Initially Granted		Changes During Reporting Period		Total Changes		Unexercised as of End of Reporting Period	Exercise Period	Exercise Price
						Exercised	Canceled	Exercised	Canceled
Young Sang Ryu	March 26, 2019	Issuance of treasury shares, cash settlement	Common shares	5,265		—	—	5,265	—	—	March 27, 2021 – March 26, 2024	50,862
Young Sang Ryu	March 26, 2020	Issuance of treasury shares, cash settlement	Common shares	7,145		—	—	—	—	7,145	March 27, 2023 – March 26, 2027	38,452
Young Sang Ryu	March 25, 2021	Issuance of treasury shares, cash settlement	Common shares	18,190		18,190	—	18,190	—	—	March 26, 2023 – March 25, 2026	50,276
Young Sang Ryu	March 25, 2022	Issuance of treasury shares, cash settlement	Common shares	295,275	*	—	—	—	196,850	98,425	March 26, 2025 – March 25, 2029	56,860
Jong Ryeol Kang	March 26, 2020	Issuance of treasury shares, cash settlement	Common shares	6,219		6,219	—	6,219	—	—	March 27, 2023 – March 26, 2027	38,452
Jong Ryeol Kang	March 25, 2021	Issuance of treasury shares, cash settlement	Common shares	7,136		7,136	—	7,136	—	—	March 26, 2023 – March 25, 2026	50,276
Jong Ryeol Kang	March 25, 2022	Issuance of treasury shares, cash settlement	Common shares	21,743		21,743	—	21,743	—	—	March 26, 2025 – March 25, 2029	56,860
Myung Jin Han	March 25, 2021	Issuance of treasury shares, cash settlement	Common shares	4,403		4,403	—	4,403	—	—	March 26, 2023 – March 25, 2026	50,276
Myung Jin Han	March 25, 2022	Issuance of treasury shares, cash settlement	Common shares	11,274		—	—	—	—	11,274	March 26, 2024 – March 25, 2027	56,860

*	Two-thirds of the stock options granted to director Young Sang Ryu on March 25, 2022 were canceled and replaced with PSUs.

(2) Status of Other Share-based Compensation Grants

(As of June 30, 2026)										(Unit: in shares)
Grantee	Grant Date / Payment (Cancellation) Date	Type	New Grants**	Cumulative Grants**	Shares Paid During the Reporting Period***	Cumulative Changes**		Unpaid as of End of Reporting Period**	Condition for Payment	Timing of Delivery	Basis and Procedures for Grant
						Paid	Canceled
Young Sang Ryu	March 28, 2023*	PSU	—	25,380	5,905	25,380	—	—	Full service during the year in which the grant date falls	May 13, 2026	Following a resolution of the Board of Directors
Young Sang Ryu	March 26, 2024	PSU	—	26,555	—	—	—	26,555	Full service during the year in which the grant date falls	After the 43rd General Meeting of Shareholders	Following a resolution of the Board of Directors
Jaihun Jung	March 26, 2024	PSU	—	6,449	—	—	—	6,449	Full service during the year in which the grant date falls	After the 43rd General Meeting of Shareholders	Following a resolution of the Board of Directors
Jong Ryeol Kang	March 28, 2023*	PSU	—	4,400	1,049	4,400	—	—	Full service during the year in which the grant date falls	May 13, 2026	Following a resolution of the Board of Directors
Jong Ryeol Kang	March 26, 2024	PSU	—	5,311	—	—	—	5,311	Full service during the year in which the grant date falls	After the 43rd General Meeting of Shareholders	Following a resolution of the Board of Directors
Myung Jin Han	March 28, 2023*	PSU	—	2,400	539	2,400	—	—	Full service during the year in which the grant date falls	May 13, 2026	Following a resolution of the Board of Directors

*

With respect to the PSUs granted in 2023, the actual number of shares to be delivered was determined based on the rates of change in the Company’s share price and the KOSPI 200 index over the subsequent three-year period. The treasury shares were delivered in May 2026 based on the value of the PSUs on an after-tax basis.

**

The number of PSUs newly granted, cumulatively granted, cumulatively changed, and unpaid as of the end of the reporting period are based on the quantity initially granted and may differ from the actual number of shares delivered on an after-tax basis.

***	Refers to the actual number of treasury shares delivered based on the value of the PSUs on an after-tax basis.

D.	Composition of Total Remuneration

Name	Fiscal Year	Composition
Young Sang Ryu	Six months ended June 30, 2026

1. Earned income:

•

Salary: Won 770 million

•

Bonus: Won 310 million

•

Gains from exercise of stock options: Won 537 million

•

Other share-based compensation: Won 1,299 million

•

Other earned income: Won 3 million

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation:

•  Gains from exercise of stock options: Unexercised stock options

•

2020 stock option grant - Unexercised: 7,145 shares / Exercise price: Won 38,452

•

2022 stock option grant - Unexercised: 98,425 shares / Exercise price: Won 56,860

•  Other share-based compensation: Unrealized share-based compensation

•

2024 PSU grant - Undelivered: 26,555 PSUs / Market value: Won 2,347 million

Year ended December 31, 2025

1. Earned income:

•

Salary: Won 1,540 million

•

Bonus: Won 1,820 million

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

•

Other earned income: Won 47 million

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation:

•  Gains from exercise of stock options: Unexercised stock options

•

2020 stock option grant - Unexercised: 7,145 shares / Exercise price: Won 38,452

•

2021 stock option grant - Unexercised: 18,190 shares / Exercise price: Won 50,276

•

2022 stock option grant - Unexercised: 98,425 shares / Exercise price: Won 56,860

•  Other share-based compensation: Unrealized share-based compensation

•

2023 PSU grant - Undelivered: 25,380 PSUs / Market value: Won 1,358 million

•

2024 PSU grant - Undelivered: 26,555 PSUs / Market value: Won 1,421 million

Year ended December 31, 2024

1. Earned income:

•

Salary: Won 1,400 million

•

Bonus: Won 1,640 million

•

Gains from exercise of stock options: Won 17 million

•

Other share-based compensation: —

•

Other earned income: Won 26 million

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation:

•  Gains from exercise of stock options: Unexercised stock options

•

2020 stock option grant - Unexercised: 7,145 shares / Exercise price: Won 38,452

•

2021 stock option grant - Unexercised: 18,190 shares / Exercise price: Won 50,276

•

2022 stock option grant - Unexercised: 98,425 shares / Exercise price: Won 56,860

•  Other share-based compensation: Unrealized share-based compensation

•

2023 PSU grant - Undelivered: 25,380 PSUs / Market value: Won 1,401 million

•

2024 PSU grant - Undelivered: 26,555 PSUs / Market value: Won 1,466 million

Name	Fiscal Year	Composition
Jaihun Jung	Six months ended June 30, 2026

1. Earned income:

•

Salary: Won 700 million

•

Bonus: Won 1,000 million

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

•

Other earned income: Won 5 million

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation:

•  Gains from exercise of stock options: —

•  Other share-based compensation: Unrealized share-based compensation

•

2024 PSU grant - Undelivered: 6,449 PSUs / Market value: Won 570 million

Year ended December 31, 2025

1. Earned income:

•

Salary: Won 1,067 million

•

Bonus: Won 1,000 million

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

•

Other earned income: Won 12 million

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation:

•  Gains from exercise of stock options: —

•  Other share-based compensation: Unrealized share-based compensation

•

2024 PSU grant - Undelivered: 6,449 PSUs / Market value: Won 345 million

Year ended December 31, 2024

1. Earned income:

•

Salary: Won 850 million

•

Bonus: —

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

•

Other earned income: Won 10 million

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation:

•  Gains from exercise of stock options: —

•  Other share-based compensation: Unrealized share-based compensation

•

2024 PSU grant - Undelivered: 6,449 PSUs / Market value: Won 356 million

Jong Ryeol Kang	Six months ended June 30, 2026

1. Earned income:

•

Salary: Won 258 million

•

Bonus: —

•

Gains from exercise of stock options: Won 710 million

•

Other share-based compensation: Won 225 million

•

Other earned income: Won 10 million

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation:

•  Gains from exercise of stock options: —

•  Other share-based compensation: Unrealized share-based compensation

•

2024 PSU grant - Undelivered: 5,311 PSUs / Market value: Won 469 million

Name	Fiscal Year	Composition
Year ended December 31, 2025

1. Earned income:

•

Salary: Won 517 million

•

Bonus: Won 780 million

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

•

Other earned income: Won 15 million

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation:

•  Gains from exercise of stock options: Unexercised stock options

•

2020 stock option grant - Unexercised: 6,219 shares / Exercise price: Won 38,452

•

2021 stock option grant - Unexercised: 7,136 shares / Exercise price: Won 50,276

•

2022 stock option grant - Unexercised: 21,743 shares / Exercise price: Won 56,860

•  Other share-based compensation: Unrealized share-based compensation

•

2023 PSU grant - Undelivered: 4,400 PSUs / Market value: Won 235 million

•

2024 PSU grant - Undelivered: 5,311 PSUs / Market value: Won 284 million

Year ended December 31, 2024

1. Earned income:

•

Salary: Won 700 million

•

Bonus: Won 754 million

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

•

Other earned income: Won 13 million

2. Retirement income: Won 3,727 million

3. Other income: —

4. Compensation not included in total compensation:

•  Gains from exercise of stock options: Unexercised stock options

•

2020 stock option grant - Unexercised: 6,219 shares / Exercise price: Won 38,452

•

2021 stock option grant - Unexercised: 7,136 shares / Exercise price: Won 50,276

•

2022 stock option grant - Unexercised: 21,743 shares / Exercise price: Won 56,860

•  Other share-based compensation: Unrealized share-based compensation

•

2023 PSU grant - Undelivered: 4,400 PSUs / Market value: Won 243 million

•

2024 PSU grant - Undelivered: 5,311 PSUs / Market value: Won 293 million

Suk Geun Chung	Six months ended June 30, 2026

1. Earned income:

•

Salary: Won 254 million

•

Bonus: Won 690 million

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

•

Other earned income: —

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation:

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

Year ended December 31, 2025

1. Earned income:

•

Salary: Won 495 million

•

Bonus: Won 694 million

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

•

Other earned income: Won 1 million

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation:

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

Name	Fiscal Year	Composition

Year ended December 31, 2024

1. Earned income:

•

Salary: Won 516 million

•

Bonus: Won 561 million

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

•

Other earned income: —

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation:

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

Myung Jin Han	Six months ended June 30, 2026

1. Earned income:

•

Salary: Won 500 million

•

Bonus: —

•

Gains from exercise of stock options: Won 130 million

•

Other share-based compensation: Won 123 million

•

Other earned income: Won 4 million

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation:

•

Gains from exercise of stock options: Unexercised stock options

•

2022 stock option grant - Unexercised: 11,274 shares / Exercise price: Won 56,860

•

Other share-based compensation: —

Year ended December 31, 2025

1. Earned income:

•

Salary: Won 167 million

•

Bonus: —

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

•

Other earned income: Won 5 million

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation:

•

Gains from exercise of stock options: Unexercised stock options

•

2021 stock option grant - Unexercised: 4,403 shares / Exercise price: Won 50,276

•

2022 stock option grant - Unexercised: 11,274 shares / Exercise price: Won 56,860

•

Other share-based compensation: Unrealized share-based compensation

•

2023 PSU grant - Undelivered: 2,400 PSUs / Market value: Won 128 million

*	Closing prices as of the end of each fiscal year: Won 55,200 as of December 30, 2024, Won 53,500 as of December 30, 2025 and Won 88,400 as of June 30, 2026.

4. Stock Options Granted and Exercised

A.	Stock Options Granted to Directors and Auditors

(As of June 30, 2026)		(Unit: in persons and Won)
Classification	Number of Directors	Fair Value of Stock Options	Remarks
Executive Directors (Excluding Independent Directors and Audit Committee Members)	3	4,279,632,936	Myung Jin Han, Poong Young Yoon, Young Sang Ryu
Independent Directors (Excluding Audit Committee Members)	—	—	—
Audit Committee Members	—	—	—
Executives	10	3,608,966,704	—
Total	13	7,888,599,640	—

B.	Stock Options Granted and Exercised

(As of June 30, 2026)							(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Initially Granted	Changes during Reporting Period		Total Changes		Unexercised as of End of Reporting Period	Exercise Period	Exercise Price
					Exercised	Canceled	Exercised	Canceled
Myung Jin Han	Registered Officer	March 25, 2021	Issuance of treasury shares, cash settlement	4,403	4,403	—	4,403	—	—	March 26, 2023 – March 25, 2026	50,276

Myung Jin Han	Registered Officer	March 25, 2022	Issuance of treasury shares, cash settlement	11,274	—	—	—	—	11,274	March 26, 2024 – March 25, 2027	56,860

Poong Young Yoon	Registered Officer	March 26, 2020	Issuance of treasury shares, cash settlement	5,293	—	—	—	—	5,293	March 27, 2023 – March 26, 2027	38,452

Poong Young Yoon	Registered Officer	March 25, 2021	Issuance of treasury shares, cash settlement	10,203	10,203	—	10,203	—	—	March 26, 2023 – March 25, 2026	50,276

Young Sang Ryu	Unregistered Officer	March 26, 2019	Issuance of treasury shares, cash settlement	5,265	—	—	5,265	—	—	March 27, 2023 – March 26, 2027	38,452

Young Sang Ryu	Unregistered Officer	March 26, 2020	Issuance of treasury shares, cash settlement	7,145	—	—	—	—	7,145	March 27, 2023 – March 26, 2027	38,452

Young Sang Ryu	Unregistered Officer	March 25, 2021	Issuance of treasury shares, cash settlement	18,190	18,190	—	18,190	—	—	March 26, 2023 – March 25, 2026	50,276

Young Sang Ryu	Unregistered Officer	March 25, 2022	Issuance of treasury shares, cash settlement	295,275	—	—	—	196,850	98,425	March 26, 2025 – March 25, 2029	56,860

Hee Sup Kim	Unregistered Officer	March 25, 2022	Issuance of treasury shares, cash settlement	7,086	—	—	—	—	7,086	March 26, 2024 – March 25, 2027	56,860

Jae Seung Song	Officer of Affiliate	March 25, 2021	Issuance of treasury shares, cash settlement	8,047	8,047	—	8,047	—	—	March 26, 2023 – March 25, 2026	50,276

(As of June 30, 2026)							(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Initially Granted	Changes during Reporting Period		Total Changes		Unexercised as of End of Reporting Period	Exercise Period	Exercise Price
					Exercised	Canceled	Exercised	Canceled

Byung Hoon Ryu	Officer of Affiliate	March 25, 2021	Issuance of treasury shares, cash settlement	3,796	3,796	—	3,796	—	—	March 26, 2023 – March 25, 2026	50,276

Jong Ryeol Kang and three others	Other	March 26, 2020	Issuance of treasury shares, cash settlement	20,509	6,219	—	6,219	—	14,290	March 27, 2023 – March 26, 2027	38,452

Jong Ryeol Kang and three others	Other	March 25, 2021	Issuance of treasury shares, cash settlement	27,087	27,087	—	27,087	—	—	March 26, 2023 – March 25, 2026	50,276

Jong Ryeol Kang and six others	Other	March 25, 2022	Issuance of treasury shares, cash settlement	78,460	41,230	—	41,230	—	37,230	March 26, 2024 – March 25, 2027	56,860

*	The closing price of the Company’s common shares was Won 88,400 as of June 30, 2026.
**	The exercise prices of the stock options granted prior to October 28, 2021 have been adjusted to account for the effects of the Stock Split and the Spin-off.
***	Two-thirds of the stock options granted to Young Sang Ryu on March 25, 2022 were canceled and replaced with PSUs.
****	Other: management advisor, management consultant, retired employee.

C.	Equity Compensation Plans

(1) PSUs

From 2023 to 2024, the Company granted PSUs to certain of its and its subsidiaries’ directors (including the representative director) and executive officers in order to align management and shareholder interests and further align growth in the Company’s enterprise value with management compensation. Future performance targets were set when entering into the relevant stock compensation agreement, and the final number of shares to be received by each grantee, which would be settled out of the Company’s treasury shares, were determined based on the achievement levels of such targets subject to approval by the Board of Directors.

PSUs ranging between 0% and 100% of a grantee’s annual salary is initially granted, and such units are converted into shares ranging between 0% and 200% of the grantee’s annual salary at the time of the PSU grant after a three-year vesting period based on the rates of increase in the Company’s share price and the KOSPI 200 Index. In consideration of the representative director’s role and importance, additional shares of up to 100% of the representative director’s annual salary at the time of the PSU grant may be granted in recognition of his or her outstanding achievements if the share price increases by more than 100% and such increase has outpaced the increase in the KOSPI 200 Index by more than 50%. The validity of the PSUs is dependent on the grantee meeting a minimum term of incumbency under his or her title until the end of the year in which the PSUs were granted. The number of shares granted is subject to adjustments in cases of certain events including capital increases, stock splits, reverse stock splits and distribution of stock dividends.

(As of June 30, 2026)
Number of grantees	2023	194
	2024	213
Number of PSUs granted	2023	228,708
	2024	243,451
Shares granted in the six months ended June 30, 2026		49,152
Cumulative shares granted as of June 30, 2026		49,152
Remaining shares to be granted		243,451

(2) Shareholder Participation Program

From 2021 to 2024, pursuant to Article 342 of the Korean Commercial Code, the Company operated the “Shareholder Participation Program” as equity compensation in order to align management and shareholder interests and strengthen commitment to enhance the Company’s enterprise value.

All of the Company’s employees, including the representative director, are eligible to participate in the Shareholder Participation Program, under which the Company grants treasury shares equal to a portion of a participating employee’s bonus, upon individual application. The grant of treasury shares is subject to resolution by the Board of Directors.

The participating employee must be employed with the Company at the time of actual grant and there is no transfer restriction period. The number of treasury shares granted is subject to adjustments in cases of certain events including capital increases, stock splits, reverse stock splits and distribution of stock dividends.

(As of June 30, 2026)
Number of grantees	2024	1,743
Number of shares granted	2024	498,135
Shares granted in the six months ended June 30, 2026		—
Cumulative shares granted as of June 30, 2026		498,135
Remaining shares to be granted		—

*	Based on the three most recent fiscal years.

(3) Stock Grant

Since 2022, the Company has been granting portions of its independent directors’ remuneration in the form of shares in order to align the interests of the Board of Directors and shareholders. The grant of shares is subject to resolution by the Board of Directors.

The number of shares granted, which is in the form of treasury shares, is based on the independent director’s role and responsibility and the Company’s director compensation payment criteria. Transfer of such shares is restricted for three years following initial receipt. The number of treasury shares granted is subject to adjustments in cases of certain events including capital increases, stock splits, reverse stock splits and distribution of stock dividends.

(As of June 30, 2026)
Number of grantees	2024	5
	2025	5
	2026	5
Number of shares granted	2024	5,477
	2025	4,860
	2026	2,800
Shares granted in the six months ended June 30, 2026		2,800
Cumulative shares granted as of June 30, 2026		13,137
Remaining shares to be granted		—

*	Based on the three most recent fiscal years.

IX.	RELATED PARTY TRANSACTIONS

1. Line of Credit Extended to the Largest Shareholder and Related Parties

None.

2. Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

None.

See Note 10 of the notes to the Company’s interim consolidated financial statements attached hereto for information relating to acquisitions and dispositions of investments in related parties.

3. Business Transactions with the Largest Shareholder and Related Parties

None.

4. Related Party Transactions

See Note 30 of the notes to the Company’s interim consolidated financial statements attached hereto for information regarding related party transactions.

5. Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.	Provisional Payment and Loans (including loans on marketable securities)

(As of June 30, 2026)				(Unit: in millions of Won)
Name (Corporate Name)	Relationship	Account Category	Change Details				Accrued Interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short- term loans	61,096	72,493	61,922	71,667	—	—

B.	Other Transactions

See Note 31 of the notes to the Company’s interim consolidated financial statements attached hereto for more information regarding other related party transactions relating to pledges and guarantees, sale and purchase of securities and real properties, transfers of business and assets, and long-term supply agreements.

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1. Developments in the Items Mentioned in Prior Reports on Important Business Matters

None.

2. Contingent Liabilities

A.	Legal Proceedings

[SK Telecom]

As of June 30, 2026, the Company is involved in various pending legal proceedings, and the provisions recognized for these proceedings are not material. The management of the Company has determined that there are currently no present obligations in connection with proceedings for which no provision has been recognized. The management has also determined that the outcome of these proceedings will not have a significant impact on the Company’s financial position and operating performance.

[SK Broadband]

As of June 30, 2026, SK Broadband is involved in 26 legal proceedings as the defendant (with an aggregate amount in dispute of Won 28,020 million) and has recognized provisions of Won 3,000 million in connection with such proceedings.

B.	Other Contingent Liabilities and Guarantees for Payment

[SK Telecom]

None.

See Note 31 of the notes to the Company’s interim consolidated financial statements attached hereto for more information regarding other contingent liabilities.

[SK Broadband]

As of June 30, 2026, SK Broadband has entered into revolving credit facilities with a limit of Won 176.0 billion with two financial institutions including Hana Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband has provided “geun” mortgage amounting to Won 1,198 million on certain of its buildings, including Gyeyang Guksa, in connection with leasing of such buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunications services with SK Telecom.

SK Broadband has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract and defect performance guarantee	23,879
Korea Content Financial Cooperative	Contract performance guarantee	67,749
Information and Communication Financial Cooperative	Contract and subcontract payment guarantee	10,762

SK Broadband has entered into a capital commitment of Won 10.0 billion (25% ownership interest) with the Solaire IPTV Video Investment Fund. SK Broadband plans to contribute an aggregate of Won 10.0 billion within 2026, including an initial contribution of Won 4.0 billion upon establishment in January 2026.

[PS&Marketing]

As of June 30, 2026, PS&Marketing has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guaranteed Amount	Guarantee Details
Seoul Guarantee Insurance Company	1,239	Performance guarantee

[SK Telink]

As of June 30, 2026, SK Telink provided the following material payment guarantees to other parties.

(Unit: in millions of Won)
Guarantor	Counterparty	Guaranteed Amount	Guarantee Details
SK Telink	Korea Coast Guard and others	1,516	Contract guarantees, etc.

As of June 30, 2026, SK Telink has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guaranteed Amount	Guarantee Details
Seoul Guarantee Insurance Company	958	Contract guarantees, etc.

[Home&Service]

As of June 30, 2026, Home&Service has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guaranteed Amount	Guarantee Details
Seoul Guarantee Insurance Company	39	Payment guarantees, etc.

As of June 30, 2026, Home&Service has entered into the following credit facilities with financial institutions.

(Unit: in millions of Won)
Financial Institution	Credit Limit	Details
Shinhan Bank	6,000	Revolving credit

[SK O&S]

As of June 30, 2026, SK O&S has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guaranteed Amount	Guarantee Details
Seoul Guarantee Insurance Company	50,000	Contract performance guarantee

[SK Stoa]

As of June 30, 2026, SK Stoa has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guaranteed Amount	Guarantee Details
Kookmin Bank	1,200	Performance guarantees, etc.

[Service Ace Co., Ltd. (“Service Ace”)]

As of June 30, 2026, Service Ace has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guaranteed Amount	Guarantee Details
Seoul Guarantee Insurance Company	33	Payment guarantees, etc.

3. Status of Sanctions, etc.

[SK Telecom]

A.	Sanctions by Investigative or Juridical Agencies

None.

B.	Sanctions by Administrative Agencies

(1) Sanctions by Financial Supervisory Authorities

None.

(2) Sanctions by the Korea Fair Trade Commission (the “KFTC”)

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Jan. 26, 2024	KFTC	SK Telecom	Decision of KFTC Meeting (No. 2024-031) - Correctional order (prohibition order against future actions) - Fine of Won 1,428 million	Collusion by four companies including SK Telecom and its subsidiary SK O&S in the bidding price or standard price during negotiations on costs for renting locations that house their base stations (Former Article 19-1(1) of the MRFTA)	Decision confirmed; payment of fine completed	Strengthen compliance activities, including collusion prevention training

Jun. 25, 2025	KFTC	SK Telecom	Decision of KFTC Meeting (No. 2025-135) - Correctional order (prohibition order against future actions) - Fine of Won 38,806 million	Collusion by three telecommunications companies in jointly adjusting sales incentive levels to discourage net changes in customer activation data from disproportionately favoring any particular operator (Article 40-1(3) of the MRFTA)	Payment of fine completed; administrative appeal and other appeal procedures are expected	Strengthen compliance activities, including training on response measures related to administrative agency directives/involvement

(3) Sanctions by Tax Authorities

None.

(4) Sanctions by Other Administrative or Public Institutions

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
May 22, 2024	KCC	SK Telecom

Decision of 26th KCC Meeting of 2024

-  Cessation of violating activities

-  Announcement of correctional order

-  Improvement of business procedures including strengthening management of broadcasting and telecommunications bundled products, and employee training

-  Submission of operating procedures plan and report on compliance with correctional order

-  Fine of Won 420 million

				False, exaggerated and deceptive advertising during the course of selling Internet and bundled services including advertising products as free and omitting specific conditions of use, which could mislead consumers about important information relating to the bundled products and discounts. (Article 50-1(5) of the Telecommunications Business Act, Article 42-1 of Enforcement Decree and Article 3-1 of Standards for Prohibited Bundled Sales Practices)	Decision confirmed; implementation plan submitted and payment of fine completed	Immediately ceased such activities; improved operating procedures through clarifying responsible personnel, self-monitoring, strengthening of penalties for distributors and employee training

Dec. 19, 2024	MSIT	SK Telecom	Correctional order (resubmission of the business report for FY2023 to MSIT with mandated revisions); Fine of Won 1,263 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2023, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria (Article 49, Article 53-2, Article 92-1 of the Telecommunications Business Act)	Submitted the revised business report for FY2023 (Dec. 30, 2024); paid the fine (Jan. 9, 2025)	Improve business procedures to prevent errors

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
May 1, 2025	MSIT	SK Telecom

Administrative guidance: urging swift resolution of user inconvenience caused by the cybersecurity breach incident

-  Transparent disclosure of information through daily briefings

-  Total suspension of new subscriptions of mobile phone services until stabilization of USIM card supply

-  Significant expansion of support staff to avoid long wait times for USIM card replacements at airports for travelers departing during the early-May holiday period

-  Submission of implementation plan for uniform application of USIM protection service previously offered to certain customer segments

-  Proactive explanation of measures to fully compensate for user damages resulting from the hacking incident

Administrative guidance in accordance with the Administrative Procedures Act

-  Posted daily briefings on the SK Telecom’s website

-  Suspended new subscriptions of mobile phone services at authorized retail stores (until June 23, 2025), secured sufficient USIM card supply beyond replacement demand, and implemented and stabilized new USIM card replacement reservation system

-  Expanded airport roaming center processing capacity and staffing to protect overseas travelers during the holiday period

-  Automatically enrolled all customers in the USIM protection service (from May 2, 2025)

-  Reiterated policy to fully compensate for user damages resulting from the incident at the second hearing of the National Assembly’s Science, ICT, Broadcasting and Communications Committee (May 8, 2025)

-  Announced the Accountability and Commitment Program to rebuild customer trust (Jul. 4, 2025)

Announced the “Information Security Innovation Plan” involving the industry’s largest-scale investment of Won 700 billion over the next five years (Jul. 4, 2025)

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures

-  Review of requests by consumer groups regarding waiver of termination penalties, compensation for damages and easing of the burden of proof for compensation claims, and implementation of compensation plans for user damages

May 21, 2025	KCC	SK Telecom

Resolution of the 13th Written Meeting of the KCC in 2025 (May 21):

administrative guidance on automatic enrollment in the USIM protection service, including in relation to the following matters:

-  Revision of terms and conditions related to procedures for confirming user consent

-  Guidance on methods and procedures for resolving user inconvenience

-  Preparation of emergency response manual

-  Submission of related implementation plan and implementation results

				Because service providers are required under the Telecommunications Business Act to confirm the user’s intent when entering into a contract, SK Telecom’s automatic enrollment of users in the USIM protection service was not in compliance with the law as it was conducted without an explicit consent process. However, in consideration of the need to prevent cybersecurity threats, administrative guidance measures including the revision of relevant terms and conditions were issued (Article 50-1(5) of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree and related Attached Table 4 5 1), 2))	Submitted implementation plan	Implemented administrative guidance including revision of terms and conditions, user guidance and response manual

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Aug. 27, 2025	Personal Information Protection Commission	SK Telecom

Deliberation and resolution of the Personal Information Protection Commission (No. 2025-018-243)

Correctional order

-  Enhanced security measures for personal information processing system

-  Clarification of responsibilities and roles of the Chief Privacy Officer

-  Enhanced management and oversight framework for data processors

-  Implementation of the correctional order and submission of implementation results

Fine of Won 134,791 million

Administrative penalty of Won 9.6 million

Public announcement order (details of violation/disposition results)

Recommendation for improvement

-  Improved level of personal information protection measures across the company’s systems

-  Submission of related implementation results

Violated the obligation to implement safety measures

-  Inadequate security measures for access control (Article 29 of the Personal Information Protection Act, Article 30-1(3) of its Enforcement Decree and Article 6-1(1) and Article 6-1(2) of the Measures to Secure the Safety of Personal Information)

-  Inadequate management of access rights and authentication methods (Article 29 of the Personal Information Protection Act, Article 30-1(2) of its Enforcement Decree and Article 5-5 of the Measures to Secure the Safety of Personal Information)

-  Failure to apply security updates and install security programs such as antivirus software (Article 29 of the Personal Information Protection Act, Article 30-1(6) of its Enforcement Decree and Article 9-1(2) of the Measures to Secure the Safety of Personal Information)

-  Insufficient encryption measures for USIM authentication key (Ki) (Article 29 of the Personal Information Protection Act, Article 30-1(4) of its Enforcement Decree and Article 7-1 of the Measures to Secure the Safety of Personal Information)

Implemented correctional order and recommendations for improvement and submitted implementation results (Jan. 20, 2026)

Public disclosure of facts (Nov. 17, 2025-Nov. 21, 2025)

Paid the administrative penalty (Nov. 5, 2025)

Paid the fine (Nov. 21, 2025)

Filed an administrative appeal seeking cancellation of administrative disposition (Jan. 19, 2026)

Announced the “Information Protection Innovation Plan,” committing a total investment of Won 700 billion over the next five years, the largest amount in the industry (Jul. 4, 2025)

Reorganized the integrated security framework and enhanced personal information protection governance

Established a dedicated CPO organization following organizational restructuring

Enhanced security technologies and system, and doubled the number of information security professionals

Implemented security updates and installed security programs, including antivirus software

Enhanced incident response systems by incident type

Fostered a company-wide “Privacy First” culture

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures

Failure to designate a Chief Privacy Officer and inadequate performance of related duties (Article 31-3 of the Personal Information Protection Act)

Delayed notification of personal data breach (Article 34-1 of the Personal Information Protection Act)

Dec. 30, 2025	MSIT	SK Telecom	Correctional order (resubmission of the business report for FY2024 to MSIT with mandated revisions); Fine of Won 244 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2024, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria (Article 49, Article 53-2, Article 92-1 of the Telecommunications Business Act)	Submitted the revised business report for FY2024 (Jan. 12, 2026); paid the fine (Jan. 23, 2026)	Improve business procedures to prevent errors

C. Occurrence of Serious Accidents

None.

[SK Broadband]

A. Sanctions by Investigative or Juridical Agencies

None.

B.	Sanctions by Administrative Agencies

(1)	Sanctions by Financial Supervisory Authorities

None.

(2)	Sanctions by the KFTC

None.

(3)	Sanctions by Tax Authorities

None.

(4)	Sanctions by Other Administrative or Public Institutions

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Feb. 27, 2024	KCC; Communication office of the KCC	SK Broadband	Fine of Won 7.5 million	Won 7.5 million	Violated the Act on the Restriction of Transmission of Advertising Information for Commercial Purposes by transmitting advertising while omitting required information (Article 50-4 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information and Article 74 and Attached Table 9 of its Enforcement Decree)	Paid the 20% reduced amount of the fine (Won 6 million)	Improve relevant business procedures

May 22, 2024	KCC	SK Broadband	Correctional order; Fine of Won 314 million	Won 314 million	Violated users’ rights through false, exaggerated and deceptive advertising of broadcasting and telecommunications bundled services (Article 50-1(5) of the Telecommunications Business Act )	Submitted implementation plan; paid the fine	Improve procedures; public announcement of correctional order

Oct. 25, 2024	MSIT	SK Broadband	Fine of Won 15 million	Won 15 million	Violated the obligation to verify false display of phone numbers on private telephone exchanges related to prohibition of false display of phone numbers and user protection (Article 84-2 of the Telecommunications Business Act)	Paid the 20% reduced amount of the fine (Won 12 million)	Improve relevant business procedures

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Dec. 19, 2024	MSIT	SK Broadband	Correctional order; Fine of Won 82 million	Won 82 million	Correctional order in connection with the telecommunications business report submitted pursuant to Article 49 of the Telecommunications Business Act	Submitted the revised business report for FY2023 (Dec. 31, 2024); paid the fine (Jan. 8, 2025)	Improve relevant business procedures to prevent errors

Apr. 2, 2025	MSIT	SK Broadband	Fine of Won 15 million	Won 15 million	Violated the obligation to block outgoing text messages with falsely displayed phone numbers on private telephone exchanges related to prohibition of false display of phone numbers and user protection (Article 84-2 of the Telecommunications Business Act)	Paid the 20% reduced amount of the fine on Apr. 18 (Won 12 million)	Improve relevant business procedures

Apr. 11, 2025	Central Radio Management Service	SK Broadband	Correctional order	—	Violated conditions for license renewal by failing to comply with the distributions standards for PP program usage fees (Article 99 of the Broadcasting Act)	Complied with the distribution standards for PP program usage fees	Improve relevant business procedures

Jul. 16, 2025	Central Radio Management Service	SK Broadband	Correctional order	—	Violated audio level standards for seven cable TV digital broadcasting programs (Article 70-2 of the Broadcasting Act)	Revised procedures for applying broadcast program audio level standards	Improve procedures for applying audio level standards

Dec. 30, 2025	MSIT	SK Broadband	Correctional order; Fine of Won 78 million	Won 78 million	Correctional order in connection with the telecommunications business report submitted (Article 49 of the Telecommunications Business Act)	Submitted the revised business report for FY2024 (Jan. 7, 2026); paid the fine (Jan. 16, 2026)	Improve relevant business procedures to prevent errors

Mar. 18, 2026	Central Radio Management Service	SK Broadband	Correctional order	—	Violated the obligation to terminate interconnection with the value-added service network of a company whose value-added services business has closed (Article 84-2 of the Telecommunications Business Act)	Submitted report on measures to prevent recurrence (Apr. 20, 2026)	Improve relevant business procedures

C.	Occurrence of Serious Accidents

None.

4. Material Events Subsequent to the Reporting Period

(1) On July 23, 2026, the Board of Directors approved the quarterly dividend as follows:

Classification	Content
Dividend Amount	Cash dividend of Won 830 per share (Total: Won 176,838 million)
Dividend Return Rate (based on market price)	0.9%
Dividend Record Date	August 31, 2026
Dividend Payment Date	In accordance with Article 165-12(3) of the Financial Investment Services and Capital Markets Act, by September 17, 2026

(2) Following a resolution of the Board of Directors, the Company established SK Hyper Co., Ltd. on July 23, 2026 in order to strengthen competitiveness of the Company’s AI data center business, and resolved to make capital contributions of Won 750 billion in installments through December 2030.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By: /s/ Taehee Kim
(Signature)

Name:	Taehee Kim
Title:	Vice President

Date: September 16, 2026

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

For the six-month periods ended June 30, 2026 and 2025

(With Independent Auditors’ Review Report)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

SK Telecom Co., Ltd.

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the condensed consolidated interim statement of financial position as of June 30, 2026, the condensed consolidated interim statements of income and comprehensive income for the three-month and six-month periods ended June 30, 2026 and 2025, the condensed consolidated statements of changes in equity and cash flows for the six-month period ended June 30, 2026 and 2025, and notes, including material accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Other matters

The consolidated statement of financial position of the Group as of December 31, 2025, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 10, 2026, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2025, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 12, 2026

This report is effective as of August 12, 2026, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025 AND

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025

The accompanying condensed consolidated interim financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Group.

Jung, Jaihun
Chief Executive Officer
SK TELECOM CO., LTD.

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of June 30, 2026 and December 31, 2025

(In millions of won)	Note	June 30, 2026		December 31, 2025
Assets
Current Assets:
Cash and cash equivalents	28,29	~~W~~	1,203,896	1,490,024
Short-term investment securities	9,28,29		33,102	35,217
Short-term financial instruments	28,29		799,534	151,426
Accounts receivable – trade, net	5,28,29,30		2,025,065	1,918,502
Short-term loans, net	5,28,29		80,335	69,664
Accounts receivable – other, net	5,28,29,30,31		321,287	346,326
Contract assets	7,29		154,188	124,831
Prepaid expenses	6		2,237,177	2,135,763
Prepaid income taxes	26		929	6,217
Derivative financial assets	28,29		7,043	6,945
Inventories, net	8		149,132	167,640
Assets held for sale	34		156,636	143,489
Advanced payments and others	5,28,29		124,306	131,086

			7,292,630	6,727,130

Non-Current Assets:
Long-term financial instruments	28,29		3,458	370
Long-term investment securities	9,28,29		5,847,279	3,188,572
Investments in associates and joint ventures	10		2,356,277	2,238,470
Investment property, net	12		25,875	39,841
Property and equipment, net	11,13,30,31		11,221,896	11,902,173
Goodwill			2,072,493	2,072,493
Intangible assets, net	14		1,370,218	1,710,620
Long-term contract assets	7,29		65,133	63,778
Long-term loans, net	5,28,29		32,330	32,184
Long-term accounts receivable – other, net	5,28,29,30,31		171,355	164,762
Long-term prepaid expenses	6		1,271,428	1,280,751
Guarantee deposits, net	5,28,29,30		156,310	167,823
Long-term derivative financial assets	28,29		413,363	303,201
Defined benefit assets	18		119,152	205,477
Other non-current assets	5,28,29		10,954	10,138

			25,137,521	23,380,653

Total Assets		~~W~~	32,430,151	30,107,783

(Continued)

1

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of June 30, 2026 and December 31, 2025

(In millions of won)	Note	June 30, 2026		December 31, 2025
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – trade	28,29,30	~~W~~	117,593	110,867
Accounts payable – other	28,29,30		1,087,940	1,576,870
Withholdings	28,29,30		1,077,112	1,011,918
Contract liabilities	7		161,423	207,682
Accrued expenses	28,29		1,274,115	1,345,998
Income tax payable	26		245,869	28,482
Derivative financial liabilities	28,29		6,281	5,782
Short-term borrowings	15,28,29		130,000	130,000
Provisions	17,33		154,590	145,953
Current portion of long-term debt, net	15,28,29		1,060,277	1,122,584
Current portion of long-term payables – other	16,28,29		90,500	368,572
Lease liabilities	28,29,30		387,909	407,959
Liabilities held for sale	34		54,017	67,108

			5,847,626	6,529,775

Non-Current Liabilities:
Debentures, excluding current portion, net	15,28,29		7,282,641	7,294,445
Long-term borrowings, excluding current portion, net	15,28,29		300,000	300,000
Long-term payables – other	16,28,29		90,103	179,389
Long-term lease liabilities	28,29,30		988,324	1,117,839
Long-term contract liabilities	7		275,759	194,261
Long-term derivative financial liabilities	28,29		—	621
Long-term provisions	17		74,823	80,094
Deferred tax liabilities	26		1,976,720	1,363,191
Other non-current liabilities	28,29,30		99,156	92,876

			11,087,526	10,622,716

Total Liabilities			16,935,152	17,152,491

Shareholders’ Equity:
Share capital	1,19		30,493	30,493
Capital surplus and others	19,20		(13,859,497)	(12,131,340)
Retained earnings	21		25,220,392	22,938,268
Reserves	22		4,045,241	2,025,682

Equity attributable to owners of the Parent Company			15,436,629	12,863,103
Non-controlling interests			58,370	92,189

Total Shareholders’ Equity			15,494,999	12,955,292

Total Liabilities and Shareholders’ Equity		~~W~~	32,430,151	30,107,783

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

2

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Income

For the three-month and six-month periods ended June 30, 2026 and 2025

(In millions of won, except for earnings per share)		2026			2025
	Note	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Operating revenue:	4,30
Revenue		~~W~~	4,359,057	8,751,369	4,338,760	8,792,477
Operating expenses:	30
Labor			620,324	1,254,589	594,214	1,265,815
Commission	6		1,390,823	2,755,797	1,397,600	2,722,688
Depreciation and amortization			840,349	1,686,860	865,244	1,732,435
Network interconnection			152,747	307,138	162,087	325,952
Leased lines			56,549	119,952	67,928	136,131
Advertising			28,679	56,233	34,548	68,472
Rent			7,243	42,117	35,649	71,332
Cost of goods sold	8		265,871	590,954	269,529	597,318
Others	23		430,429	834,095	573,701	966,690

			3,793,014	7,647,735	4,000,500	7,886,833

Operating profit	4		566,043	1,103,634	338,260	905,644
Finance income	4,25		39,626	84,686	41,203	84,904
Finance costs	4,25		(96,870)	(203,761)	(142,263)	(252,963)
Gain (loss) relating to investments in subsidiaries, associates and joint ventures, net	4,10		46,946	31,815	(5,419)	(5,287)
Other non-operating income	4,24		24,609	37,028	22,021	36,245
Other non-operating expenses	4,24		(8,363)	(15,844)	(13,411)	(20,272)

Profit before income tax	4		571,991	1,037,558	240,391	748,271
Income tax expense	26		106,011	255,163	157,144	303,449

Profit for the period		~~W~~	465,980	782,395	83,247	444,822

Attributable to:
Owners of the Parent Company		~~W~~	470,623	793,012	89,638	454,060
Non-controlling interests			(4,643)	(10,617)	(6,391)	(9,238)
Earnings per share:	27
Basic earnings per share (in won)		~~W~~	2,186	3,676	398	2,086
Diluted earnings per share (in won)			2,185	3,675	397	2,083

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

3

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2026 and 2025

(In millions of won)		2026			2025
	Note	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit for the period		~~W~~	465,980	782,395	83,247	444,822

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Net change in accumulated other comprehensive income (loss) of investments in associates and joint ventures	10,22		17,739	(18,191)	(13,578)	14,530
Remeasurement of defined benefit plans			(2,438)	(31,060)	(5,651)	(27,984)
Valuation gain on financial assets at fair value through other comprehensive income	22		1,821,704	1,876,841	268,817	243,212
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in accumulated other comprehensive income (loss) of investments in associates and joint ventures	10,22		(2,808)	68,131	(72,078)	(72,324)
Net change in unrealized fair value of derivatives	22		877	6,584	2,284	6,867
Foreign currency translation differences for foreign operations	22		37,261	92,868	(58,539)	(59,833)

Other comprehensive income for the period, net of taxes			1,872,335	1,995,173	121,255	104,468

Total comprehensive income		~~W~~	2,338,315	2,777,568	204,502	549,290

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	2,342,711	2,788,421	208,552	555,869
Non-controlling interests			(4,396)	(10,853)	(4,050)	(6,579)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

4

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2026 and 2025

(In millions of won)		Attributable to owners of the Parent Company
	Note	Share capital		Capital surplus and others	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balance as of January 1, 2025		~~W~~	30,493	(11,954,936)	22,976,127	646,943	11,698,627	129,007	11,827,634
Total comprehensive income (loss):
Profit (loss) for the period			—	—	454,060	—	454,060	(9,238)	444,822
Other comprehensive income	10,22		—	—	34,315	67,494	101,809	2,659	104,468

			—	—	488,375	67,494	555,869	(6,579)	549,290

Transactions with owners:
Annual dividends			—	—	(223,531)	—	(223,531)	(1,533)	(225,064)
Interim dividends			—	—	(176,775)	—	(176,775)	—	(176,775)
Share option	20		—	(1,246)	—	—	(1,246)	—	(1,246)
Interest on hybrid bonds			—	—	(9,900)	—	(9,900)	—	(9,900)
Disposal of treasury shares	19		—	5,316	—	—	5,316	—	5,316
Changes in ownership in subsidiaries, etc.			—	3,538	—	—	3,538	(1,395)	2,143

			—	7,608	(410,206)	—	(402,598)	(2,928)	(405,526)

Balance as of June 30, 2025		~~W~~	30,493	(11,947,328)	23,054,296	714,437	11,851,898	119,500	11,971,398

Balance as of January 1, 2026		~~W~~	30,493	(12,131,340)	22,938,268	2,025,682	12,863,103	92,189	12,955,292
Total comprehensive income (loss):
Profit (loss) for the period			—	—	793,012	—	793,012	(10,617)	782,395
Other comprehensive income (loss)	10,22		—	—	(24,150)	2,019,559	1,995,409	(236)	1,995,173

			—	—	768,862	2,019,559	2,788,421	(10,853)	2,777,568

Transactions with owners:
Interim dividends			—	—	(176,838)	—	(176,838)	—	(176,838)
Transfer from paid-in surplus to retained earnings			—	(1,700,000)	1,700,000	—	—	—	—
Share-based payment transactions	20		—	(8,150)	—	—	(8,150)	—	(8,150)
Interest on hybrid bonds			—	—	(9,900)	—	(9,900)	—	(9,900)
Disposal of treasury shares	19		—	3,029	—	—	3,029	—	3,029
Changes in ownership in subsidiaries, etc.			—	(23,036)	—	—	(23,036)	(22,966)	(46,002)

			—	(1,728,157)	1,513,262	—	(214,895)	(22,966)	(237,861)

Balance as of June 30, 2026		~~W~~	30,493	(13,859,497)	25,220,392	4,045,241	15,436,629	58,370	15,494,999

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

5

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2026 and 2025

(In millions of won)	Note	2026		2025
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	782,395	444,822
Adjustments for income and expenses	32		2,170,144	2,351,448
Changes in assets and liabilities related to operating activities	32		(533,188)	326,354

			2,419,351	3,122,624
Interest received			21,317	29,840
Dividends received			37,271	34,011
Interest paid			(175,723)	(195,853)
Income tax paid			(30,567)	(334,133)

Net cash provided by operating activities			2,271,649	2,656,489

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	150,512
Proceeds from disposals of short-term investment securities			72,643	42,344
Collection of short-term loans			67,671	39,229
Proceeds from disposals of long-term investment securities			24,635	401,628
Proceeds from disposals of investments in associates and joint ventures			10,340	18,504
Proceeds from disposals of property and equipment			10,319	7,186
Proceeds from disposals of intangible assets			9,262	6,395
Proceeds from disposals of investment property			11,842	—
Proceeds from disposals of assets held for sale			52	—
Collection of long-term loans			1,791	1,245
Decrease in deposits			2,941	5,683
Proceeds from settlement of derivatives			386	2,336
Proceeds from disposals of subsidiaries, net of cash transferred			77	40,423

			211,959	715,485
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(637,781)	—
Increase in long-term financial instruments			(3,088)	—
Increase in short-term loans			(74,512)	(62,852)
Increase in long-term loans			(5,609)	(7,096)
Acquisitions of short-term investment securities			(70,000)	(70,000)
Acquisitions of long-term investment securities			(149,155)	(15,876)
Acquisitions of investments in associates and joint ventures			(4,780)	(1,006)
Acquisitions of property and equipment			(809,967)	(835,940)
Acquisitions of intangible assets			(31,233)	(40,059)
Increase in deposits			(2,423)	(14,455)

			(1,788,548)	(1,047,284)

Net cash used in investing activities		~~W~~	(1,576,589)	(331,799)

(Continued)

6

SK TELECOM CO., LTD. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2026 and 2025

(In millions of won)	Note	2026		2025
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	398,258	1,566,498
Cash inflows from settlement of derivatives			—	52,859
Transactions with non-controlling shareholders			—	19

			398,258	1,619,376
Cash outflows for financing activities:
Repayments of long-term payables – other			(369,150)	(369,150)
Repayments of debentures			(580,000)	(1,241,760)
Repayments of long-term borrowings			(3,125)	(206,250)
Payments of dividends			(176,821)	(451,611)
Payments of interest on hybrid bonds			(9,900)	(9,900)
Repayments of lease liabilities			(192,804)	(175,350)
Cash outflow from transactions with the non-controlling shareholders			(46,096)	(1,145,870)

			(1,377,896)	(3,599,891)

Net cash used in financing activities			(979,638)	(1,980,515)

Net increase (decrease) in cash and cash equivalents			(284,578)	344,175
Cash and cash equivalents at beginning of the period			1,490,024	2,023,721
Effects of exchange rate changes on cash and cash equivalents			8,227	(14,737)
Cash and cash equivalents included in assets held for sale			(9,777)	—

Cash and cash equivalents at end of the period		~~W~~	1,203,896	2,353,159

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

7

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (the “Parent Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. As of June 30, 2026, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.57
National Pension Service	17,229,917	8.02
Institutional investors and other shareholders	116,034,738	54.02
Wellington Management Company LLP	10,278,372	4.79
Kakao Investment Co., Ltd.	3,846,487	1.79
Treasury shares	1,732,142	0.81

	214,790,053	100.00

These condensed consolidated interim financial statements comprise the Parent Company and its subsidiaries (collectively referred to as the “Group”).

8

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

1. Reporting Entity, Continued

(2)	List of consolidated subsidiaries

List of consolidated subsidiaries as of June 30, 2026 and December 31, 2025 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Jun. 30, 2026	Dec. 31, 2025
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	International telecommunication and Mobile Virtual Network Operator Service	100.0	100.0
	SK Broadband Co., Ltd.(*2)	Korea	Fixed-line telecommunication services	100.0	99.1
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	Atlas Investment	Cayman Islands	Investment	100.0	100.0
	SK Telecom Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
	SAPEON Inc.	USA	Investment (Holdings company)	62.5	62.5
	Astra AI Infra LLC	USA	Investment	100.0	100.0
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	Media S Co., Ltd.	Korea	Production and supply services of broadcasting programs	100.0	100.0
Subsidiary owned by SK Telecom Americas, Inc.	Global AI Platform Corporation	USA	Software development and supply business	100.0	100.0
Subsidiary owned by Global AI Platform Corporation	Global AI Platform Corporation Korea(*3)	Korea	Software development and supply business	—	100.0
Subsidiary owned by Atlas Investment	Forest AI Investment	Cayman Islands	Investment	100.0	100.0
Other(*4)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)

The Parent Company acquired 3,039,090 common shares of SK Broadband Co., Ltd. through a small-scale and simplified share swap for the six-month period ended June 30, 2026. As a result, the Parent Company’s ownership interest in SK Broadband Co., Ltd. increased from 99.1% to 100.0%.

(*3)	Details of changes in the consolidation scope for the six-month period ended June 30, 2026 are presented in note 1-(4).
(*4)	Other is owned by Atlas Investment and another subsidiary of the Parent Company.

9

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

1)	Condensed financial information of significant consolidated subsidiaries as of and for the six-month period ended June 30, 2026 is as follows:

(In millions of won)
	As of June 30, 2026				For the six-month period ended June 30, 2026
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	160,589	65,737	94,852	150,029	4,907
SK Broadband Co., Ltd.		7,391,462	4,423,060	2,968,402	2,316,037	161,018
PS&Marketing Corporation		455,865	205,548	250,317	678,772	6,718
SERVICE ACE Co., Ltd.		84,256	59,685	24,571	89,556	1,825
SERVICE TOP Co., Ltd.		62,533	39,267	23,266	72,937	1,004
SK O&S Co., Ltd.		105,142	72,709	32,433	155,375	(397)
Home & Service Co., Ltd.		142,403	101,639	40,764	248,910	2,085
SK stoa Co., Ltd.		129,138	53,846	75,292	144,699	8,169

2)	Condensed financial information of significant consolidated subsidiaries as of December 31, 2025 and for the six-month period ended June 30, 2025 is as follows:

(In millions of won)
	As of December 31, 2025				For the six-month period ended June 30, 2025
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	205,972	62,038	143,934	180,075	8,859
SK Broadband Co., Ltd.		6,824,041	4,011,668	2,812,373	2,236,616	123,687
PS&Marketing Corporation		454,512	210,013	244,499	641,340	4,928
SERVICE ACE Co., Ltd.		97,050	68,222	28,828	95,763	2,064
SERVICE TOP Co., Ltd.		69,385	46,453	22,932	79,433	2,205
SK O&S Co., Ltd.		124,327	87,023	37,304	162,282	757
Home & Service Co., Ltd.		148,382	110,021	38,361	250,427	1,263
SK stoa Co., Ltd.		134,596	67,405	67,191	157,056	7,311
SK m&service Co., Ltd.(*)		—	—	—	46,240	(4,407)

(*) The condensed financial information of SK m&service Co., Ltd. represents the financial information up to the date of disposal.

(4)	Changes in subsidiaries

Details of subsidiary that was excluded from consolidation scope during the six-month period ended June 30, 2026 are as follows:

Subsidiary	Reason
Global AI Platform Corporation Korea	Liquidation

10

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

2.	Basis of Preparation

(1)	Statement of compliance

These condensed consolidated interim financial statements were prepared in accordance with Korean International Financial Reporting Standard (“KIFRS”) 1034 Interim Financial Reporting as part of the period covered by the Group’s KIFRS annual financial statements. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since December 31, 2025. The accompanying condensed consolidated interim financial statements have been translated into English from the Korean language financial statements.

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2025.

11

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2)	Fair value measurement

The Group’s accounting policies and disclosures require the measurement of fair values, for both a number of financial and non-financial assets and liabilities. The Group has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The information about assumptions used for fair value measurements is included in note 29.

12

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

3.	Material Accounting Policies

The material accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2025, except for the adoption of new and revised KIFRS applied from January 1, 2026, which are summarized below.

(1)	New and amended standards and interpretations applied by the Group

The Group has applied the following new and amended standards and interpretations for annual period beginning on January 1, 2026. The following amended KIFRS standards are effective from January 1, 2026 and they did not have a material impact on the Group’s condensed consolidated interim financial statements.

- Classification and measurement of financial instruments (Amendments to KIFRS 1109 ‘Financial Instruments’ and KIFRS 1107 ‘Financial Instruments: Disclosures’)

- Contracts referencing nature-dependent electricity (Amendments to KIFRS 1109 ‘Financial Instruments’ and KIFRS 1107 ‘Financial Instruments: Disclosures’)

- Annual Improvements to KIFRS - Volume 11

(2) New and amended standards and interpretations that are issued, but not yet applied by the Group

The new and amended standard and interpretation that is issued, but not yet effective is disclosed below.

- KIFRS 1118 ‘Presentation and Disclosure in Financial Statements’

KIFRS 1118 ‘Presentation and Disclosure in Financial Statements’ replaces KIFRS 1001 ‘Presentation of Financial Statements’. KIFRS 1118 is expected to enhance comparability of financial performance among similar entities by providing useful information to users in analyzing and comparing an entity’s financial performance, with a focus on the statement of profit or loss.

KIFRS 1118 shall be applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. An entity shall apply this standard retrospectively in accordance with KIFRS 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’. Accordingly, comparative information for the annual period ended December 31, 2026 will be restated in accordance with KIFRS 1118.

The Group is currently analyzing the key accounting policies that are expected to result in significant differences from those applied in the current financial statements upon adoption of KIFRS 1118.

13

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides different services and sells merchandise. The Group’s reportable segments include: cellular services, which mainly include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which mainly include telephone services, internet services, and leased line services; and all other businesses, which include providing shopping channel and digital platform for selling products and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2026
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Elimination	Total
Total revenue	~~W~~	7,219,471	2,722,416	153,127	10,095,014	(1,343,645)	8,751,369
Inter-segment revenue		722,006	615,424	6,215	1,343,645	(1,343,645)	—
External revenue		6,497,465	2,106,992	146,912	8,751,369	—	8,751,369
Operating profit		847,784	253,686	5,188	1,106,658	(3,024)	1,103,634
Finance income (costs), net							(119,075)
Gain relating to investments in associates and joint ventures, net							31,815
Other non-operating income (expense), net							21,184
Profit before income tax							1,037,558

(In millions of won)
	For the six-month period ended June 30, 2025
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Elimination	Total
Total revenue	~~W~~	7,281,393	2,675,810	218,490	10,175,693	(1,383,216)	8,792,477
Inter-segment revenue		762,650	599,406	21,160	1,383,216	(1,383,216)	—
External revenue		6,518,743	2,076,404	197,330	8,792,477	—	8,792,477
Operating profit (loss)		741,654	202,059	(11,724)	931,989	(26,345)	905,644
Finance income (costs), net							(168,059)
Loss relating to investments in subsidiaries, associates and joint ventures, net							(5,287)
Other non-operating income (expense), net							15,973
Profit before income tax							748,271

14

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

4.	Operating Segments, Continued

(1)	Segment information for the six-month periods ended June 30, 2026 and 2025 are as follows, Continued:

The Group principally operates its businesses in Korea, and substantially all of its operations are conducted in Korea, with activities outside Korea being immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the six-month period ended June 30, 2026 and for the year ended December 31, 2025.

(2)	Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)		For the six-month period ended
		June 30, 2026		June 30, 2025
Goods and Services transferred at a point in time:
Cellular revenue	Goods and others(*1)	~~W~~	529,130	479,866
Fixed-line telecommunication revenue	Goods and others		47,450	38,817
Other revenue	Others(*2)		144,625	169,491

			721,205	688,174

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		5,005,957	5,163,580
	Cellular interconnection		177,290	185,867
	Other(*4)		785,088	689,430
Fixed-line telecommunication revenue	Fixed-line service		68,555	76,476
	Cellular interconnection		6,819	6,386
	Internet Protocol Television(*5)		905,069	915,367
	International calls		80,493	103,639
	Internet service and miscellaneous(*6)		998,606	935,719
Other revenue	Miscellaneous		2,287	27,839

			8,030,164	8,104,303

		~~W~~	8,751,369	8,792,477

15

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

4.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows, Continued:

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.
(*2)

Other revenue includes revenue from considerations received for providing data-broadcasting channel and broadcasting services for product sale programs, as well as revenue from the sale of goods through data-broadcasting channel.

(*3)	Wireless service revenue includes revenue from wireless voice and data transmission services, which is collected from the wireless subscribers.
(*4)	Other revenue includes revenue from billing and collection services, solution services, and other miscellaneous services.
(*5)	Internet Protocol Television (“IPTV”) service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.
(*6)	Internet service and miscellaneous revenue includes revenue from high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

16

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)	June 30, 2026
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,295,515	(270,450)	2,025,065
Short-term loans		81,049	(714)	80,335
Accounts receivable – other(*)		338,748	(17,461)	321,287
Accrued income		2,942	—	2,942
Guarantee deposits (Other current assets)		99,548	—	99,548

		2,817,802	(288,625)	2,529,177
Non-current assets:
Long-term loans		51,576	(19,246)	32,330
Long-term accounts receivable – other		171,355	—	171,355
Guarantee deposits		156,310	—	156,310
Long-term accounts receivable – trade (Other non-current assets)		9,025	(2)	9,023

		388,266	(19,248)	369,018

	~~W~~	3,206,068	(307,873)	2,898,195

(*)	Gross and carrying amounts of accounts receivable – other as of June 30, 2026 include ~~W~~206,474 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2025
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,185,983	(267,481)	1,918,502
Short-term loans		70,271	(607)	69,664
Accounts receivable – other(*)		366,785	(20,459)	346,326
Accrued income		1,998	—	1,998
Guarantee deposits (Other current assets)		102,396	—	102,396

		2,727,433	(288,547)	2,438,886
Non-current assets:
Long-term loans		51,431	(19,247)	32,184
Long-term accounts receivable – other		164,762	—	164,762
Guarantee deposits		167,823	—	167,823
Long-term accounts receivable – trade (Other non-current assets)		8,402	(1)	8,401

		392,418	(19,248)	373,170

	~~W~~	3,119,851	(307,795)	2,812,056

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2025 include ~~W~~189,963 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

17

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2026
	Beginning balance		Impairment (reversal)	Write-offs(*)	Collection of receivables previously written- off	Transfer	Ending balance
Accounts receivable – trade	~~W~~	267,482	18,005	(18,660)	3,810	(185)	270,452
Accounts receivable – other, etc.		40,313	(754)	(2,362)	227	(3)	37,421

	~~W~~	307,795	17,251	(21,022)	4,037	(188)	307,873

(In millions of won)
	For the six-month period ended June 30, 2025
	Beginning balance		Impairment	Write-offs(*)	Collection of receivables previously written- off	Ending balance
Accounts receivable – trade	~~W~~	258,030	19,883	(18,824)	3,926	263,015
Accounts receivable – other, etc.		67,586	3,312	(2,374)	303	68,827

	~~W~~	325,616	23,195	(21,198)	4,229	331,842

(*)	The Group writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

Due to the nature of its business, which involves both fixed-line and wireless telecommunications, the Group’s accounts receivables from telecommunications revenue primarily consist of receivables from individual customers. As there are no significant differences in credit terms among customers, there is no material concentration of credit risk.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers whose credit risk is assessed as low. In addition, the Group is not exposed to significant credit concentration risk as the Group monitors the credit ratings of these customers on a regular basis and evaluates their creditworthiness accordingly. Although contract assets are subject to the expected credit loss assessment, no significant credit risk has been identified.

18

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

6.	Prepaid Expenses

The Group pays commissions to its retail stores and authorized dealers, primarily for wireless and fixed-line telecommunication services based on their performance of attracting new customers and renewing contracts with existing customers. The Group recognizes costs among the commissions that would not have incurred if a contract had not been entered into with a customer as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the expected customer retention periods.

(1)	Details of prepaid expenses as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
	June 30, 2026		December 31, 2025
Current assets:
Incremental costs of obtaining contracts	~~W~~	2,147,186	2,061,667
Others		89,991	74,096

	~~W~~	2,237,177	2,135,763

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	1,200,457	1,208,600
Others		70,971	72,151

	~~W~~	1,271,428	1,280,751

(2)	Incremental costs of obtaining contracts

Amortization in connection with incremental costs of obtaining contracts recognized as an asset for the three and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)	2026			2025
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Amortization recognized	~~W~~	686,744	1,376,570	668,118	1,294,530

19

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

7.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and solution services, and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
	June 30, 2026		December 31, 2025
Contract assets	~~W~~	219,321	188,609
Contract liabilities:
Wireless service contracts		22,274	21,807
Customer loyalty programs		6,597	5,920
Fixed-line service contracts		368,866	288,421
Others		39,445	85,795

	~~W~~	437,182	401,943

(2)

Amounts of revenue recognized for the six-month periods ended June 30, 2026 and 2025 related to the contract liabilities carried forward from the prior periods are ~~W~~105,772 million and ~~W~~75,541 million, respectively.

8.	Inventories

(1)	Details of inventories as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
	June 30, 2026				December 31, 2025
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	141,841	(6,948)	134,893	160,996	(6,942)	154,054
Supplies		14,239	—	14,239	13,586	—	13,586

	~~W~~	156,080	(6,948)	149,132	174,582	(6,942)	167,640

(2)

Inventories recognized as operating expenses for the six-month periods ended June 30, 2026 and 2025 are ~~W~~589,828 million and ~~W~~596,147 million, respectively, which are included in cost of goods sold. In addition, reversal of valuation losses on inventories are included in the cost of goods sold and other operating expenses amount to ~~W~~556 million and ~~W~~528 million for the six-month periods ended June 30, 2026 and 2025, respectively. Loss from write-offs included in other operating expenses for the six-month period ended June 30, 2025 are ~~W~~24 million.

20

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

9.	Investment Securities

(1)	Details of short-term investment securities as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
	Category	June 30, 2026		December 31, 2025
Beneficiary certificates	FVTPL	~~W~~	33,102	35,217

(2)	Details of long-term investment securities as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
	Category	June 30, 2026		December 31, 2025
Equity instruments	FVOCI(*)	~~W~~	5,681,237	3,025,988
Debt instruments	FVTPL		166,042	162,584

		~~W~~	5,847,279	3,188,572

(*)	The Group designated investments in equity instruments that are not held for trading as financial assets at FVOCI.

21

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

10.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)		June 30, 2026			December 31, 2025
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	1,115,424	27.3	~~W~~	1,045,903
Korea IT Fund(*1)	Korea	63.3		388,241	63.3		370,482
UniSK	China	49.0		30,812	49.0		26,442
SK Technology Innovation Company(*2)	Cayman Islands	49.0		27,193	49.0		33,523
SK MENA Investment B.V.	Netherlands	32.1		7,112	32.1		6,612
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		422,293	20.0		368,776
Citadel Pacific Telecom Holdings, LLC(*3)	USA	15.0		60,123	15.0		55,167
SM Culture & Contents Co., Ltd.	Korea	22.8		29,218	22.8		29,305
Home Choice Corp.(*3)	Korea	17.8		1,107	17.8		2,773
Konan Technology Inc.(*3)	Korea	18.9		3,687	18.9		5,070
CMES Robotics Inc. (Formerly, CMES Inc.)(*3)	Korea	6.5		6,377	6.5		6,999
SK Japan Inc. (Formerly, SK telecom Japan Inc.)	Japan	24.9		3,944	24.9		3,629
Rebellions Inc.(*3)	Korea	14.4		157,184	18.2		187,466
SK m&service Co., Ltd.	Korea	30.0		25,161	30.0		24,551
Start-up Win-Win Fund and others(*3,4)	—	—		72,336	—		65,661

			~~W~~	2,350,212		~~W~~	2,232,359

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*5)	Korea	48.2		6,065	48.2		6,111

			~~W~~	2,356,277		~~W~~	2,238,470

22

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

10.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of June 30, 2026 and December 31, 2025 are as follows, Continued:

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.
(*2)	The Group received ~~W~~7,861 million from the paid-in capital reduction of SK Technology Innovation Company for the six-month period ended June 30, 2026, with no change in ownership interest.
(*3)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the board of directors even though the Group has less than 20% of equity interests.

(*4)	The Group newly contributed ~~W~~4,000 million in cash to Solaire IPTV Video Fund for the six-month period ended June 30, 2026.
(*5)	This investment was classified as investment in joint venture as the Group has a joint control pursuant to the agreement with the other shareholders.

(2)	Market value of investments in listed associates as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won, except for share data)
	June 30, 2026				December 31, 2025
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM Culture & Contents Co., Ltd.	~~W~~	1,600	22,033,898	35,254	1,330	22,033,898	29,305
Konan Technology Inc.		12,120	2,359,160	28,593	19,710	2,359,160	46,499
CMES Robotics Inc. (Formerly, CMES Inc.)		19,690	763,968	15,043	33,100	763,968	25,287

23

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

10.	Investments in Associates and Joint Ventures, Continued

(3)

Reconciliations of financial information of material associates to carrying amounts of investments in associates in the consolidated financial statements as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
	June 30, 2026
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	613,012	63.3	388,241	—	388,241
SK China Company Ltd.		3,690,190	27.3	1,006,360	109,064	1,115,424
SK South East Asia Investment Pte. Ltd.(*1)		2,111,465	20.0	422,293	—	422,293
Rebellions Inc.(*2,3)		(535,642)	14.4	(187,994)	345,178	157,184

(*1)	Net assets of the entity represent net assets excluding those attributable to the non-controlling interests.
(*2)	Net assets of the entity exclude the goodwill held by Rebellions Inc. at the time the investment in the associate was recognized.
(*3)

The ownership interest is based on the number of shares owned by the Parent Company divided by the total shares issued by the investee, and the effective ownership interest applied for the equity method is 35.1% as of June 30, 2026.

24

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

10.	Investments in Associates and Joint Ventures, Continued

(3)

Reconciliations of financial information of material associates to carrying amounts of investments in associates in the consolidated financial statements as of June 30, 2026 and December 31, 2025 are as follows, Continued:

(In millions of won)
	December 31, 2025
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	584,972	63.3	370,482	—	370,482
SK China Company Ltd.		3,461,533	27.3	944,111	101,792	1,045,903
SK South East Asia Investment Pte. Ltd.(*1)		1,843,880	20.0	368,776	—	368,776
Rebellions Inc.(*2,3)		(462,479)	18.2	(163,255)	350,721	187,466

(*1)	Net assets of the entity represent net assets excluding those attributable to the non-controlling interests.
(*2)	Net assets of the entity exclude the goodwill held by Rebellions Inc. at the time the investment in the associate was recognized.
(*3)

The ownership interest is based on the number of shares owned by the Parent Company divided by the total shares issued by the investee, and the effective ownership interest applied for the equity method is 35.3% as of December 31, 2025.

25

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

10.	Investments in Associates and Joint Ventures, Continued

(4)	Changes in investments in associates and joint ventures accounted for using the equity method for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)	For the six-month period ended June 30, 2026
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other comprehensive income (loss)	Other changes	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	1,045,903	—	6,963	62,558	—	1,115,424
Korea IT Fund(*)		370,482	—	31,375	(9,119)	(4,497)	388,241
UniSK		26,442	—	1,460	2,910	—	30,812
SK Technology Innovation Company		33,523	(7,754)	(636)	2,060	—	27,193
SK MENA Investment B.V.		6,612	—	1	499	—	7,112
SK South East Asia Investment Pte. Ltd.		368,776	—	23,295	30,222	—	422,293
Citadel Pacific Telecom Holdings, LLC		55,167	—	(687)	5,643	—	60,123
SM Culture & Contents Co., Ltd.		29,305	—	(166)	79	—	29,218
Home Choice Corp.		2,773	—	(1,590)	(76)	—	1,107
Konan Technology Inc.		5,070	—	(1,383)	—	—	3,687
CMES Robotics Inc. (Formerly, CMES Inc.)		6,999	18	(633)	(7)	—	6,377
SK Japan Inc. (Formerly, SK telecom Japan Inc.)		3,629	—	177	138	—	3,944
Rebellions Inc.		187,466	(893)	(28,369)	(1,020)	—	157,184
SK m&service Co., Ltd		24,551	—	870	(260)	—	25,161
Start-up Win-Win Fund and others		65,661	3,716	2,038	921	—	72,336

		2,232,359	(4,913)	32,715	94,548	(4,497)	2,350,212
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		6,111	—	(46)	—	—	6,065

	~~W~~	2,238,470	(4,913)	32,669	94,548	(4,497)	2,356,277

(*)	Dividends received from the associate are deducted from the carrying amount for the six-month period ended June 30, 2026.

26

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

10.	Investments in Associates and Joint Ventures, Continued

(4)	Changes in investments in associates and joint ventures accounted for using the equity method for the six-month periods ended June 30, 2026 and 2025 are as follows, Continued:

(In millions of won)	For the six-month period ended June 30, 2025
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other comprehensive income (loss)	Other changes	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	975,443	—	4,318	(54,768)	—	924,993
Korea IT Fund(*1)		363,138	—	1,501	6,257	(6,939)	363,957
UniSK		26,031	—	367	(1,579)	—	24,819
SK Technology Innovation Company		34,516	—	845	(2,710)	—	32,651
SK MENA Investment B.V.		17,273	—	177	(415)	(11,041)	5,994
SK Latin America Investment S.A.		1,357	—	267	49	—	1,673
SK South East Asia Investment Pte. Ltd.		391,572	—	(5,317)	(35,402)	—	350,853
Citadel Pacific Telecom Holdings, LLC(*1)		51,780	—	427	(1,584)	(1,438)	49,185
SM Culture & Contents Co., Ltd.		39,567	—	(4,037)	(155)	—	35,375
Nam Incheon Broadcasting Co., Ltd.(*1)		15,635	—	90	—	(137)	15,588
Home Choice Corp.		3,238	—	(271)	—	—	2,967
Konan Technology Inc.		3,575	—	(1,832)	—	—	1,743
CMES Robotics Inc. (Formerly, CMES Inc.)		4,772	3,418	(784)	23	—	7,429
SK Japan Inc. (Formerly, SK telecom Japan Inc.)		3,703	—	(144)	13	—	3,572
Rebellions Inc.		298,327	(3,340)	(17,342)	6,899	—	284,544
SK m&service Co., Ltd(*2)		—	—	168	(328)	23,566	23,406
Start-up Win-Win Fund and others (*1,3,4,5)		102,702	1,006	893	(835)	(37,905)	65,861

		2,332,629	1,084	(20,674)	(84,535)	(33,894)	2,194,610
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		9,198	—	(581)	—	—	8,617

	~~W~~	2,341,827	1,084	(21,255)	(84,535)	(33,894)	2,203,227

(*1)	Dividends received from the associate are deducted from the carrying amount for the six-month period ended June 30, 2025.
(*2)

The Group disposed of a portion of shares in SK m&service Co., Ltd., which was an indirect subsidiary of the Parent Company, for the six-month period ended June 30, 2025, resulting in the reclassification of the remaining shares as an investment in associate as of June 30, 2025.

(*3)	The acquisition for the six-month period ended June 30, 2025 includes ~~W~~1,000 million of investments in AhnLab Blockchain Company.
(*4)

The Group exchanged its entire shares in id Quantique SA for shares in IonQ, Inc. and classified the investment in IonQ, Inc. as a financial asset at FVOCI for the six-month period ended June 30, 2025.

(*5)	The Group reclassified the entire shares of SK Investment Management Co., Ltd. as assets held for sale as of June 30, 2025.

27

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

11.	Property and Equipment

Changes in property and equipment for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2026		June 30, 2025
Beginning balance	~~W~~	11,902,173	12,617,394
Acquisition		830,626	844,932
Disposal		(100,677)	(47,894)
Depreciation		(1,357,387)	(1,389,404)
Impairment		—	(359)
Transfer, etc.(*)		(52,839)	(103,930)

Ending balance	~~W~~	11,221,896	11,920,739

(*)	Transfer and other changes include transfers to intangible assets, transfers to or from investment properties, transfers to assets held for sale, and others.

12.	Investment Property

Changes in investment property for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2026		June 30, 2025
Beginning balance	~~W~~	39,841	26,611
Disposal		(12,714)	—
Depreciation		(2,438)	(1,975)
Transfer(*)		1,186	18,917

Ending balance	~~W~~	25,875	43,553

(*)	Transfer includes transfers to or from property and equipment, and others.

28

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

13.	Leases

(1)	Details of the right-of-use assets as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
	June 30, 2026		December 31, 2025
Right-of-use assets:
Land, buildings and structures	~~W~~	1,003,019	1,157,029
Others		231,908	215,496

	~~W~~	1,234,927	1,372,525

(2)	Details of amounts recognized in the condensed consolidated interim statements of income for the six-month periods ended June 30, 2026 and 2025 as a lessee are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2026		June 30, 2025
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	173,985	185,310
Others(*)		29,859	31,294

	~~W~~	203,844	216,604

Interest expense on lease liabilities	~~W~~	21,296	24,455

(*)	Others include the amount reclassified as research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets that the Group recognized are immaterial.

29

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

14.	Intangible Assets

(1)	Changes in intangible assets for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2026		June 30, 2025
Beginning balance	~~W~~	1,710,620	2,194,871
Acquisition		29,910	38,202
Disposal		(5,243)	(3,397)
Amortization		(395,109)	(400,552)
Transfer(*)		30,040	86,956

Ending balance	~~W~~	1,370,218	1,916,080

(*)	Transfer includes transfers from property and equipment, and others.

(2)	Details of frequency usage rights as of June 30, 2026 are as follows:

(In millions of won)
	Amount		Amortization methods	Commencement of amortization	Completion of amortization
1.8 GHz license	~~W~~	44,076	Straight-line basis	Dec. 2021	Dec. 2026
2.6 GHz license		60,700		Sep. 2016	Dec. 2026
2.1 GHz license		33,126		Dec. 2021	Dec. 2026
3.5 GHz license		291,054		Apr. 2019	Nov. 2028

	~~W~~	428,956

30

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

15.	Borrowings and Debentures

(1)	Short-term borrowings as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	June 30, 2026		December 31, 2025
Bank of China Ltd.	2.83	Oct. 29, 2026	~~W~~	130,000	130,000

(2)	Changes in long-term borrowings for the six-month period ended June 30, 2026 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	Maturity	Book value
Current				~~W~~	203,125
Non-current					300,000

As of January 1, 2026					503,125

Repayments of long-term borrowings:
	Korea Development Bank(*)	1.87	Feb. 10, 2026		(3,125)
Current					200,000
Non-current					300,000

As of June 30, 2026				~~W~~	500,000

(*)	The long-term borrowing was repaid by installments on an annual basis from 2022 to 2026 and was fully repaid at maturity during the six-month period ended June 30, 2026.

31

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

15.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the six-month period ended June 30, 2026 are as follows:

(In millions of won)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	922,008	919,459
Non-current					7,314,900	7,294,445

As of January 1, 2026					8,236,908	8,213,904
Debentures newly issued:
Unsecured corporate bonds(*1)	Facility fund	3.94	Feb. 12, 2031		210,000	209,154
Unsecured corporate bonds(*1)	Facility fund	4.21	Feb. 12, 2036		30,000	29,819
Unsecured corporate bonds(*1)	Facility fund	4.57	Jun. 12, 2031		130,000	129,602
Unsecured corporate bonds(*1)	Facility fund	4.83	Jun. 12, 2036		30,000	29,683

					400,000	398,258

Debentures repaid:
Unsecured corporate bonds	Operating fund	2.08	Mar. 4, 2026		(90,000)	(90,000)
Unsecured corporate bonds	Operating fund	1.97	Jun. 3, 2026		(120,000)	(120,000)
Unsecured corporate bonds	Refinancing fund	1.39	Jan. 15, 2026		(80,000)	(80,000)
Unsecured corporate bonds	Refinancing fund	3.65	Feb. 17, 2026		(110,000)	(110,000)
Unsecured corporate bonds	Refinancing fund	3.72	Apr. 10, 2026		(80,000)	(80,000)
Unsecured corporate bonds(*1)	Operating and refinancing fund	4.28	Feb. 27, 2026		(100,000)	(100,000)

					(580,000)	(580,000)

Other changes(*2)					107,121	110,756
Current(*3)					862,529	860,277
Non-current(*3)					7,301,500	7,282,641

As of June 30, 2026				~~W~~	8,164,029	8,142,918

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*2)	Other changes primarily reflect foreign currency translation effect of debentures and amortization of debentures issuance discount for the six-month period ended June 30, 2026.
(*3)	~~W~~519,610 million was reclassified from non-current to current for the six-month period ended June 30, 2026.

32

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

16.	Long-term Payables – other

(1)	As of June 30, 2026 and December 31, 2025, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 14):

(In millions of won)
	June 30, 2026		December 31, 2025
Long-term payables – other	~~W~~	182,775	551,925
Present value discount on long-term payables – other		(2,172)	(3,964)
Current portion of long-term payables – other		(90,500)	(368,572)

Carrying amount at period end	~~W~~	90,103	179,389

(2)

Repayments of the principal portion of long-term payables – other amounted to ~~W~~369,150 million for each of the six-month periods ended June 30, 2026 and 2025, respectively. The repayment schedule for the principal amount of long-term payables – other as of June 30, 2026 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	91,388
1~3 years		91,387

	~~W~~	182,775

33

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

17.	Provisions

Changes in provisions for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)	For the six-month period ended June 30, 2026
	Beginning balance		Increase	Utilization	Reversal, etc.	Other	Ending balance
Provision for restoration	~~W~~	117,583	2,228	(3,034)	1,664	(431)	118,010
Emission allowance		530	4,378	(530)	—	—	4,378
Other provisions		107,934	3,000	(3,897)	(12)	—	107,025

	~~W~~	226,047	9,606	(7,461)	1,652	(431)	229,413

(In millions of won)	For the six-month period ended June 30, 2025
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance
Provision for restoration	~~W~~	119,623	2,455	(4,313)	(772)	(5)	116,988
Emission allowance		437	1,034	—	(38)	—	1,433
Other provisions		—	118	—	—	—	118

	~~W~~	120,060	3,607	(4,313)	(810)	(5)	118,539

18.	Defined Benefit Assets

(1)	Details of defined benefit assets as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
	June 30, 2026		December 31, 2025
Present value of defined benefit obligations	~~W~~	1,026,780	1,051,508
Fair value of plan assets		(1,145,932)	(1,256,985)

	~~W~~	(119,152)	(205,477)

(2)	Total cost of defined benefit plan, which is recognized in profit or loss for the six-month periods ended June 30, 2026 and 2025 is as follows:

(In millions of won)	For the six-month period ended
	June 30, 2026		June 30, 2025
Current service cost	~~W~~	54,765	62,829
Net interest income		(3,293)	(2,417)

	~~W~~	51,472	60,412

34

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

19.	Share Capital and Capital Surplus and Others

(1)

The Parent Company’s outstanding share capital consists of shares with a par value of ~~W~~100. The number of authorized and issued common shares and the details of share capital and capital surplus and others as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won, except for share data)
	June 30, 2026		December 31, 2025
Number of authorized shares		670,000,000	670,000,000
Number of issued shares		214,790,053	214,790,053
Share capital:
Common shares(*1)	~~W~~	30,493	30,493
Capital surplus and others:
Paid-in surplus(*2)		71,000	1,771,000
Treasury shares		(86,991)	(88,533)
Hybrid bonds(*3)		398,509	398,509
Share option(Note 20)		7,908	14,511
Others(*4)		(14,249,923)	(14,226,827)

	~~W~~	(13,859,497)	(12,131,340)

(*1)

In 2002, 2003 and 2024, the Parent Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Group’s issued shares have decreased without change in share capital.

(*2)	~~W~~1,700,000 million was transferred from paid-in surplus to retained earnings for the six-month period ended June 30, 2026.
(*3)

As the Parent Company has no contractual obligation to deliver cash or other financial assets to the holders of its hybrid bonds, the instruments are classified as equity. In the event of liquidation or bankruptcy, the hybrid bonds rank senior only to common shares.

(*4)	The amount includes a change in equity amounting to ~~W~~13,340,037 million due to the spin-off that was accounted for as a transaction under common control.

35

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

19.	Share Capital and Capital Surplus and Others, Continued

(2)	There were no changes in share capital for the six-month periods ended June 30, 2026 and 2025, and details of shares outstanding as of June 30, 2026 and 2025 are as follows:

(In shares)	June 30, 2026			June 30, 2025
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	214,790,053	1,732,142	213,057,911	214,790,053	1,807,778	212,982,275

(3)	Details of treasury shares as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won, except for share data)
	June 30, 2026		December 31, 2025
Number of shares(*)		1,732,142	1,807,778
Acquisition cost	~~W~~	86,991	88,533

(*)

The Parent Company granted 72,836 treasury shares (acquisition cost: ~~W~~1,404 million) upon exercise of stock options for the six-month period ended June 30, 2026, resulting in a gain on disposal of treasury shares of ~~W~~1,890 million, and the Parent Company distributed 2,800 treasury shares (acquisition cost: ~~W~~138 million) as bonus payment to the employees, resulting in a gain on disposal of treasury shares of ~~W~~133 million for the six-month period ended June 30, 2026.

36

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

20.	Share-based payment arrangement

The Parent Company operates various share-based payment arrangements to align the interests of management with shareholders and to link executive compensation to the growth of corporate value. The Parent Company has recognized ~~W~~6,310 million of capital surplus and others related to equity-settled share-based payment arrangements, and ~~W~~6,447 million of accrued expenses related to share-based payment arrangements with cash alternatives, as of June 30, 2026.

The entire equity-settled share-based payment arrangement granted in 2023 was fully exercised during the six-month period ended June 30, 2026, and the changes in the number of share-based payment arrangements with cash alternatives were as follows:

(In shares)
	For the six-month period ended
	June 30, 2026	June 30, 2025
Beginning balance	299,918	637,326
Exercised	(119,175)	(337,408)

Ending balance	180,743	299,918

21.	Retained Earnings

Retained earnings as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
	June 30, 2026		December 31, 2025
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve		15,096,438	14,996,438

		15,118,758	15,018,758
Unappropriated		10,101,634	7,919,510

	~~W~~	25,220,392	22,938,268

37

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

22.	Reserves

(1)	Details of reserves, net of taxes, as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
	June 30, 2026		December 31, 2025
Valuation gain on FVOCI	~~W~~	3,439,944	1,570,314
Other comprehensive income of investments in associates and joint ventures		423,145	368,213
Valuation gain on derivatives		21,065	14,503
Foreign currency translation differences for foreign operations		161,087	72,652

	~~W~~	4,045,241	2,025,682

(2)	Changes in reserves for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
	Valuation gain on financial assets at FVOCI		Other comprehensive income (loss) of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance as of January 1, 2025	~~W~~	262,657	315,283	(8,044)	77,047	646,943
Changes, net of taxes		180,917	(63,349)	6,853	(56,927)	67,494

Balance as of June 30, 2025	~~W~~	443,574	251,934	(1,191)	20,120	714,437

Balance as of January 1, 2026	~~W~~	1,570,314	368,213	14,503	72,652	2,025,682
Changes, net of taxes		1,869,630	54,932	6,562	88,435	2,019,559

Balance as of June 30, 2026	~~W~~	3,439,944	423,145	21,065	161,087	4,045,241

38

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

23.	Other Operating Expenses

Details of other operating expenses for the three and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)	2026			2025
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Communication	~~W~~	7,418	15,064	7,932	15,719
Utilities		143,281	289,915	131,290	265,962
Taxes and dues		23,447	36,006	25,399	38,264
Repair		118,551	218,801	103,327	204,076
Research and development		95,895	182,502	80,045	169,957
Training		5,306	12,856	4,719	11,769
Bad debt for accounts receivable – trade		7,791	18,005	12,381	19,883
Travel		3,521	7,172	3,783	8,273
Supplies and others		25,219	53,774	204,825	232,787

	~~W~~	430,429	834,095	573,701	966,690

24.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)	2026			2025
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Other Non-Operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	13,544	21,492	3,707	11,410
Gain on disposal of investment property		880	880	—	—
Others		10,185	14,656	18,314	24,835

	~~W~~	24,609	37,028	22,021	36,245

Other Non-Operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	852	2,216	1,803	3,962
Loss on impairment of property and equipment and intangible assets		—	—	—	359
Loss on impairment of assets held for sale		2,653	4,747	—	—
Loss on disposal of investment property		1,752	1,752	—	—
Donations		4,167	6,687	6,612	8,969
Bad debt (reversal) for accounts receivable – other		(1,962)	(754)	2,454	3,312
Others		901	1,196	2,542	3,670

	~~W~~	8,363	15,844	13,411	20,272

39

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

25.	Finance Income and Costs

(1)	Details of finance income and costs for the three and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)	2026			2025
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Finance Income:
Interest income	~~W~~	18,230	32,936	19,891	38,463
Dividends		14,259	32,694	12,639	32,451
Gain on foreign currency transactions		5,684	12,962	6,388	9,097
Gain on foreign currency translations		818	4,636	2,012	4,476
Gain relating to financial instruments at FVTPL		635	1,458	273	417

	~~W~~	39,626	84,686	41,203	84,904

Finance Costs:
Interest expenses	~~W~~	85,349	175,031	95,017	192,646
Loss on sale of accounts receivable – other		7,561	11,338	3,825	8,768
Loss on foreign currency transactions		3,606	10,112	6,895	13,794
Loss on foreign currency translations		408	2,063	5,924	6,530
Loss relating to financial instruments at FVTPL		(54)	5,217	(52)	101
Loss on settlement of derivatives		—	—	7,298	7,298
Loss on repayment of debentures		—	—	—	470
Other finance costs		—	—	23,356	23,356

	~~W~~	96,870	203,761	142,263	252,963

(2)	Details of interest income included in finance income for the three and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)	2026			2025
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest income on cash equivalents and financial instruments	~~W~~	11,444	19,451	14,577	27,085
Interest income on loans and others		6,786	13,485	5,314	11,378

	~~W~~	18,230	32,936	19,891	38,463

40

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

25.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the three and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)	2026			2025
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest expense on borrowings	~~W~~	5,945	11,793	7,068	15,385
Interest expense on debentures		67,604	135,730	68,558	136,293
Others		11,800	27,508	19,391	40,968

	~~W~~	85,349	175,031	95,017	192,646

(4)	Details of impairment losses for financial assets for the three and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)	2026			2025
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Accounts receivable – trade	~~W~~	7,791	18,005	12,381	19,883
Other receivables		(1,962)	(754)	2,454	3,312

	~~W~~	5,829	17,251	14,835	23,195

26.	Income Tax Expense

The income tax expense was calculated by considering current tax expense, adjusted for changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences and income tax expense that relates to items recognized outside profit or loss.

41

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

27.	Earnings per Share

Earnings per share is calculated for profit attributable to owners of the Parent Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings per share

Basic	earnings per share for the three and six-month periods ended June 30, 2026 and 2025 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	2026			2025
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	470,623	793,012	89,638	454,060
Interest on hybrid bonds		(4,950)	(9,900)	(4,950)	(9,900)

Profit attributable to owners of the Parent Company on common shares		465,673	783,112	84,688	444,160
Weighted average number of common shares outstanding (in shares)(*)		213,013,945	213,011,040	212,959,976	212,923,363

Basic earnings per share (in won)	~~W~~	2,186	3,676	398	2,086

(*)	Weighted average number of common shares outstanding reflects adjustments for changes in the number of treasury shares for the three and six-month periods ended June 30, 2026 and 2025.

(2)	Diluted earnings per share

Diluted earnings per share for the three and six-month periods ended June 30, 2026 and 2025 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	2026			2025
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit attributable to owners of the Parent Company on common shares	~~W~~	465,673	783,112	84,688	444,160
Adjusted weighted average number of common shares outstanding (in shares)(*)		213,112,224	213,093,850	213,297,609	213,262,279

Diluted earnings per share (in won)	~~W~~	2,185	3,675	397	2,083

(*)

Diluted earnings per share is calculated by applying the weighted average number of ordinary shares outstanding, adjusted for the assumed conversion of all dilutive potential ordinary shares into ordinary shares.

42

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

28.	Categories of Financial Instruments

(1)	Financial assets by category as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
	June 30, 2026
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents(*1)	~~W~~	715,720	—	488,176	—	1,203,896
Short-term investment securities		33,102	—	—	—	33,102
Financial instruments(*1)		—	—	802,992	—	802,992
Long-term investment securities(*2)		166,042	5,681,237	—	—	5,847,279
Accounts receivable – trade(*1)		—	—	2,034,087	—	2,034,087
Loans and other receivables(*1)		206,474	—	656,320	—	862,794
Derivative financial assets		108,488	—	—	311,918	420,406

	~~W~~	1,229,826	5,681,237	3,981,575	311,918	11,204,556

(*1)	Financial assets reclassified as assets held for sale as of June 30, 2026 are not included.
(*2)	The Group designated ~~W~~5,681,237 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2025
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents(*1)	~~W~~	657,905	—	832,119	—	1,490,024
Short-term investment securities		35,217	—	—	—	35,217
Financial instruments(*1)		13,000	—	138,796	—	151,796
Long-term investment securities(*2)		162,584	3,025,988	—	—	3,188,572
Accounts receivable – trade(*1)		—	—	1,926,903	—	1,926,903
Loans and other receivables(*1)		189,963	—	682,449	—	872,412
Derivative financial assets		108,884	—	—	201,262	310,146

	~~W~~	1,167,553	3,025,988	3,580,267	201,262	7,975,070

(*1)	Financial assets reclassified as assets held for sale as of December 31, 2025 are not included.
(*2)	The Group designated ~~W~~3,025,988 million of equity instruments that are not held for trading as financial assets at FVOCI.

43

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

28.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)	June 30, 2026
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	117,593	—	117,593
Derivative financial liabilities		6,142	—	139	6,281
Borrowings		—	630,000	—	630,000
Debentures		—	8,142,918	—	8,142,918
Lease liabilities(*1,2)		—	1,376,233	—	1,376,233
Accounts payable - other and others(*2)		—	2,594,132	—	2,594,132

	~~W~~	6,142	12,860,876	139	12,867,157

(*1)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

(*2)	Financial liabilities reclassified as liabilities held for sale as of June 30, 2026 are not included.

(In millions of won)	December 31, 2025
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	110,867	—	110,867
Derivative financial liabilities		5,782	—	621	6,403
Borrowings		—	633,125	—	633,125
Debentures		—	8,213,904	—	8,213,904
Lease liabilities(*1,2)		—	1,525,798	—	1,525,798
Accounts payable - other and others(*2)		—	3,506,048	—	3,506,048

	~~W~~	5,782	13,989,742	621	13,996,145

(*1)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

(*2)	Financial liabilities reclassified as liabilities held for sale as of December 31, 2025 are not included.

44

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

29.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to market risk, credit risk and liquidity risk. Market risk refers to the risk of fluctuations in market variables such as foreign exchange rates, interest rates and the prices of financial instruments. The Group has established a risk management framework to monitor and manage these risks on an ongoing basis.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – other and others, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Group is exposed to foreign currency risk arising from revenues and expenses denominated in foreign currencies in the course of its global operations. The primary foreign currencies in which such risk arises are the USD, EUR and others. The Group establishes its currency risk management policy by considering the nature of each business and the availability of hedging or risk-mitigating strategies for each Group entity. The Group regularly monitors, evaluates, and manages its foreign currency exposures through established risk management processes for receivables and payables denominated in foreign currencies. Currency risk arises from both forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity.

The Group has entered into cross currency swaps to hedge against currency risk related to foreign currency debentures.

As of June 30, 2026, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s profit before income tax and equity as follows:

(In millions of won)
	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
USD	~~W~~	7,513	(7,513)	~~W~~	5,527	(5,527)
EUR		1,623	(1,623)		1,194	(1,194)
Others		55	(55)		40	(40)

	~~W~~	9,191	(9,191)	~~W~~	6,761	(6,761)

45

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The Group is exposed to interest rate risk arising from its borrowings, debentures and long-term payables – other. As the Group’s interest-bearing assets are predominantly fixed-rate instruments, changes in market interest rates do not have a significant impact on the Group’s revenue or operating cash flows.

The Group conducts various analyses to manage interest rate risk and optimize its financing structure. To mitigate the impact of interest rate fluctuations, the Group employs a range of strategies, including refinancing, renewing existing borrowings, alternative financing arrangements and hedging.

As of June 30, 2026, the par values of floating-rate borrowings and debentures amount to ~~W~~200,000 million and ~~W~~462,450 million, respectively. The Group has entered into interest rate swaps to hedge interest rate risk related to the floating-rate borrowings and debentures. Therefore, changes in interest rates on the underlying floating-rate borrowings and debentures would not have affected profit before income tax for the six-month period ended June 30, 2026.

As of June 30, 2026, the par values of floating-rate long-term payables – other amount to ~~W~~182,775 million. Assuming all other variables remain constant, the impact of changes in the interest rate of long-term payables – other by 1%p on profit before income tax and equity for the six-month period ended June 30, 2026 is as follows:

(In millions of won)
Profit before income tax			Equity
If increased by 1%p		If decreased by 1%p	If increased by 1%p		If decreased by 1%p
~~W~~	(914)	914	~~W~~	(672)	672

(iii)	Price fluctuations risk

As of June 30, 2026, the Group holds equity instruments that are traded in an active market and is therefore exposed to the risk of fluctuations in market prices. Assuming all other variables remain constant, the impact of changes in per-share stock price of the equity securities on profit before income tax and equity for the six-month period ended June 30, 2026 is as follows:

(In millions of won)
Profit before income tax			Equity
If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
~~W~~	—	—	~~W~~	84,008	(84,008)

46

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

Credit risk refers to the risk that the Group will suffer financial losses due to the failure of the customer or counterparty to fulfill their contractual obligations on the financial instrument. Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

The Group recognizes a loss allowance for accounts receivable – trade. The allowance consists of a specific component for individually significant exposures and a collective component for groups of similar assets where credit losses are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Group’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings.

The Group’s maximum exposure to credit risk is equal to each financial asset’s carrying amount as of June 30, 2026.

47

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

Liquidity risk is the risk that the Group encounters difficulty in meeting the obligations of the financial liabilities. The Group’s approach to managing liquidity is to ensure that it maintains sufficient cash and cash equivalents and secures adequate liquidity through various committed credit lines at all times. The Group maintains sufficient liquidity based on its cash-generating capacity from operating activities and available credit facilities.

The Group’s accounts payable – other and others includes amounts settled through supplier finance arrangements. The Group pays the amounts within the normal operating cycle, and no collateral is provided in connection with the agreements. As the payment terms have not been substantially modified, the related balances are classified as accounts payable – other and presented as operating cash flows in the statements of cash flows. Accounts payable – other and others relating to the supplier finance arrangements amount to ~~W~~125,546 million as of June 30, 2026, which equals the amounts already received by the suppliers from the finance provider.

As of June 30, 2026, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years
Assets	~~W~~	311,918	325,470	26,580	298,890
Liabilities		(139)	(139)	(139)	—

48

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

29.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure its ability to continue as a going concern while seeking to maximize shareholder returns through the optimization of its debt and equity structure. The overall capital management strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2025.

The Group monitors its debt-to-equity ratio as a key indicator of capital management. This ratio is calculated as total liabilities divided by total equity, based on the amounts presented in the consolidated financial statements.

Debt-to-equity ratio as of June 30, 2026 and December 31, 2025 is as follows:

(In millions of won)
	June 30, 2026		December 31, 2025
Total liabilities	~~W~~	16,935,152	17,152,491
Total equity		15,494,999	12,955,292

Debt-to-equity ratio		109.29%	132.40%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities, including fair value hierarchy as of June 30, 2026 are as follows:

(In millions of won)	June 30, 2026
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,229,826	—	955,312	274,514	1,229,826
Derivative hedging instruments		311,918	—	311,918	—	311,918
FVOCI		5,681,237	1,141,866	—	4,539,371	5,681,237

	~~W~~	7,222,981	1,141,866	1,267,230	4,813,885	7,222,981

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	6,142	—	—	6,142	6,142
Derivative hedging instruments		139	—	139	—	139

	~~W~~	6,281	—	139	6,142	6,281

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	630,000	—	626,566	—	626,566
Debentures		8,142,918	—	7,876,165	—	7,876,165
Long-term payables – other		180,595	—	180,381	—	180,381

	~~W~~	8,953,513	—	8,683,112	—	8,683,112

49

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

29.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities, including fair value hierarchy as of December 31, 2025 are as follows:

(In millions of won)
	December 31, 2025
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,167,553	—	896,085	271,468	1,167,553
Derivative hedging instruments		201,262	—	201,262	—	201,262
FVOCI		3,025,988	966,666	—	2,059,322	3,025,988

	~~W~~	4,394,803	966,666	1,097,347	2,330,790	4,394,803

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	5,782	—	26	5,756	5,782
Derivative hedging instruments		621	—	621	—	621

	~~W~~	6,403	—	647	5,756	6,403

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	633,125	—	634,241	—	634,241
Debentures		8,213,904	—	8,183,670	—	8,183,670
Long-term payables – other		547,961	—	553,807	—	553,807

	~~W~~	9,394,990	—	9,371,718	—	9,371,718

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods, such as discounted cash flow and market approach. Inputs used in such valuation methods include swap rate, interest rate, risk premium, and the volatility of stock price, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of June 30, 2026 are as follows:

Interest rate
Derivative instruments	2.10% ~ 9.76%
Borrowings and debentures	3.56% ~ 4.42%
Long-term payables – other	3.73% ~ 3.84%

50

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

29.	Financial Risk Management, Continued

(3)	Fair value, Continued

3)

There have been no transfers between Level 1 and Level 2 for the six-month period ended June 30, 2026. The changes in financial assets and liabilities classified as Level 3 for the six-month period ended June 30, 2026 are as follows:

(In millions of won)
	Balance as of January 1, 2026		Gain (Loss)	OCI	Acquisition	Disposal	Transfer(*)	Balance as of June 30, 2026
Financial assets:
FVTPL	~~W~~	271,468	193	6,962	5,838	(11,901)	1,954	274,514
FVOCI		2,059,322	—	2,369,854	143,316	(22,885)	(10,236)	4,539,371

	~~W~~	2,330,790	193	2,376,816	149,154	(34,786)	(8,282)	4,813,885

Financial liabilities:
FVTPL	~~W~~	(5,756)	(386)	—	—	—	—	(6,142)

(*)	Transfer includes amounts transferred between levels in the fair value hierarchy due to changes in the availability of observable market inputs for the financial instruments.

(4)	Enforceable master netting agreement or similar agreement

Carrying amounts of financial instruments recognized to which offset agreements are applicable as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)	June 30, 2026
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the condensed consolidated interim statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	261,321	(246,775)	14,546
Financial liabilities:
Accounts payable – other and others	~~W~~	253,032	(246,775)	6,257

(In millions of won)	December 31, 2025
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	222,477	(209,487)	12,990
Financial liabilities:
Accounts payable – other and others	~~W~~	213,881	(209,487)	4,394

51

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

30.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate controlling entity	SK Inc.
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates(*)	SK China Company Ltd. and 41 others
Others	The ultimate controlling entity’s subsidiaries, associates and others

(*)

Associates include investments that are measured in accordance with KIFRS 1109 in which the Group has significant influence but is determined to have no substantive access to returns associated with its ownership interest.

As of June 30, 2026, the Group is part of SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All other entities within SK Group are therefore considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial roles and responsibilities in the planning, operations, and oversight of relevant controls of the business to be key management personnel. The compensation given to such key management for the three and six-month periods ended June 30, 2026 and 2025 is as follows:

(In millions of won)	2026			2025
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Salaries	~~W~~	1,252	2,308	893	4,939
Defined benefit plan expenses		198	336	158	521
Share option		271	2,596	95	132

	~~W~~	1,721	5,240	1,146	5,592

Compensation for the key management includes salaries, non-monetary benefits, defined benefit relating to the pension plan, and share-based compensation expenses.

52

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

30.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
		For the period ended June 30, 2026
		Operating revenue and others			Operating expenses and others(*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Six-month	Three- month	Six- month	Three- month	Six- month
Ultimate controlling entity	SK Inc.(*2)	~~W~~	17,794	26,239	161,509	264,542	88,777	92,732

Associates	SK m&service Co., Ltd.		598	1,365	9,336	19,657	46	91
	Penguin Solutions, Inc.(*3)		3,919	8,048	1,911	1,911	—	—
	Others(*4)		5,620	6,856	9,605	10,039	—	—

			10,137	16,269	20,852	31,607	46	91

Others	SK Innovation Co., Ltd.		1,552	3,796	3,332	7,499	—	—
	SK Energy Co., Ltd.		496	812	22	72	—	—
	SK Geo Centric Co., Ltd.		233	344	—	14	—	—
	SK Networks Co., Ltd.(*5)		619	1,112	172,145	474,031	—	—
	SK Networks Service Co., Ltd.		182	370	15,536	30,221	465	465
	SK Ecoplant Co., Ltd.		1,125	1,649	—	—	105,902	124,302
	SK hynix Inc.		29,629	47,596	23	193	—	—
	SK Shieldus Co., Ltd.		12,933	25,563	39,568	79,664	1,813	2,325
	Content Wavve Corp.		1	64	11,342	22,934	—	—
	Eleven Street Co., Ltd.		17,434	40,099	8,353	17,365	—	—
	SK Planet Co., Ltd.		1,579	3,213	16,432	33,157	—	95
	SK intellix Co., Ltd. (Formerly, SK Magic Co., Ltd.)		533	778	282	565	—	—
	Tmap Mobility Co., Ltd.		1,490	3,116	961	2,005	—	—
	One Store Co., Ltd.(*6)		3,121	5,968	7	13	—	—
	Dreamus Company		541	998	11,148	22,384	—	—
	UNA Engineering Inc.		23	47	13,993	26,789	6,732	9,234
	Happy Narae Co., Ltd.		126	251	1,025	3,179	6,355	6,531
	SK REIT Co., Ltd.		—	1	2,593	5,961	—	—
	Others		8,426	16,371	10,172	14,415	453	453

			80,043	152,148	306,934	740,461	121,720	143,405

		~~W~~	107,974	194,656	489,295	1,036,610	210,543	236,228

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~54,505 million of dividends paid by the Parent Company.
(*3)	Operating revenue and others include ~~W~~8,048 million of dividends received.
(*4)	Operating revenue and others include ~~W~~4,497 million of dividends received which was deducted from the investment in associates.
(*5)	Operating expenses and others include costs for handset purchases amounting to ~~W~~452,733 million.
(*6)	One Store Co., Ltd. was excluded from the related parties for the six-month period ended June 30, 2026, and the transactions above occurred before the related party relationship terminated.

53

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

30.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three and six-month periods ended June 30, 2026 and 2025 are as follows, Continued:

(In millions of won)
		For the period ended June 30, 2025
		Operating revenue and others			Operating expenses and others(*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Six- month	Three- month	Six- month	Three- month	Six- month
Ultimate controlling entity	SK Inc.(*2)	~~W~~	5,448	9,814	163,858	336,212	59,939	64,251

Associates	SK m&service Co., Ltd.		1,875	2,239	8,710	11,503	373	606
	Others(*3,4)		8,526	9,692	3,149	17,187	—	—

			10,401	11,931	11,859	28,690	373	606

Others	SK Innovation Co., Ltd.		2,687	3,698	5,118	9,399	—	2,050
	SK Energy Co., Ltd.		483	803	17	63	—	—
	SK Geo Centric Co., Ltd.		220	368	—	13	—	—
	SK Networks Co., Ltd.(*5)		4,411	5,607	192,355	440,547	—	—
	SK Networks Service Co., Ltd.		1,365	2,636	14,983	30,292	369	369
	SK Ecoplant Co., Ltd.		635	1,218	—	—	—	—
	SK hynix Inc.		19,607	32,603	37	268	—	—
	SK Shieldus Co., Ltd.		14,337	27,926	35,251	74,951	8,182	8,931
	Content Wavve Corp.		3,213	7,612	17,213	33,036	—	—
	Eleven Street Co., Ltd.		30,254	33,704	4,972	14,213	—	—
	SK Planet Co., Ltd.		2,071	4,715	36,290	54,673	30	110
	SK intellix Co.,Ltd. (Formerly, SK Magic Co., Ltd.)		387	713	297	610	—	—
	Tmap Mobility Co., Ltd.		4,120	8,532	1,436	2,595	—	—
	One Store Co., Ltd.		3,217	6,523	11	21	—	—
	Dreamus Company		1,337	2,839	13,253	27,079	—	—
	UNA Engineering Inc.		23	45	14,588	27,008	9,731	11,586
	Happy Narae Co., Ltd.		300	541	6,444	9,350	5,615	5,914
	Others		9,811	19,242	14,239	30,740	19,803	19,803

			98,478	159,325	356,504	754,858	43,730	48,763

		~~W~~	114,327	181,070	532,221	1,119,760	104,042	113,620

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~123,457 million of dividends paid by the Parent Company.
(*3)	The disposal of the shares in F&U Credit Information Co., Ltd. held by the Group was completed on April 4, 2025, and the transactions subsequent to the disposal have not been included.
(*4)	Operating revenue and others include ~~W~~8,378 million of dividends received which was deducted from the investment in associates.
(*5)	Operating expenses and others include costs for handset purchases amounting to ~~W~~405,459 million.

54

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

30.	Transactions with Related Parties, Continued

(4)	Account balances with the related parties as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)		June 30, 2026
		Receivables		Payables
Scope	Company	Accounts receivable – trade, etc.		Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	3,699	75,016
Associates	SK m&service Co., Ltd.		1,205	28,545
	Others		1,080	1,153

			2,285	29,698

Others	SK Innovation Co., Ltd.		4,173	17,622
	SK Networks Co., Ltd.		297	124,324
	Mintit Co., Ltd.		2,550	73
	SK hynix Inc.		15,354	637
	Happy Narae Co., Ltd.		8	1,267
	SK Shieldus Co., Ltd.		12,885	23,069
	Content Wavve Corp.		111	2,693
	Incross Co., Ltd.		1,220	8,298
	Eleven Street Co., Ltd.		25,598	5,332
	SK Planet Co., Ltd.		481	5,509
	UNA Engineering Inc.		—	9,906
	SK REIT Co., Ltd.		7,890	55,259
	Others		7,437	12,952

			78,004	266,941

		~~W~~	83,988	371,655

55

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

30.	Transactions with Related Parties, Continued

(4)	Account balances with the related parties as of June 30, 2026 and December 31, 2025 are as follows, Continued:

(In millions of won)		December 31, 2025
		Receivables		Payables
Scope	Company	Accounts receivable – trade, etc.		Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	9,193	170,652
Associates	SK m&service Co., Ltd.		700	32,081
	Others		1,009	1,790

			1,709	33,871

Others	SK Innovation Co., Ltd.		4,996	21,976
	SK Networks Co., Ltd.		258	123,865
	Mintit Co., Ltd.		2,553	2
	SK hynix Inc.		13,232	291
	Happy Narae Co., Ltd.		37	2,851
	SK Shieldus Co., Ltd.		15,393	18,754
	Content Wavve Corp.		—	6
	Incross Co., Ltd.		1,820	25,570
	Eleven Street Co., Ltd.		17,455	2,189
	SK Planet Co., Ltd.		259	5,933
	UNA Engineering Inc.		—	9,271
	SK REIT Co., Ltd.		7,890	61,835
	Others		11,895	24,816

			75,788	297,359

		~~W~~	86,690	501,882

(5)

The Group has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of specified real estates owned by the Group, and the negotiation period is three years from June 30, 2024, the date of agreement. In addition, the Group has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Group.

(6)	The details of additional investments and disposal of associates for the six-month period ended June 30, 2026 are as presented in note 10.

56

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

31.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~1,198 million as of June 30, 2026.

(2)	Legal claims and litigations

As of June 30, 2026, the Group is involved in various legal claims and litigations. The provision recognized in relation to these claims and litigations is immaterial. For legal claims and litigations for which no provision has been recognized, management does not believe the Group has a present obligation, nor is any such matter expected to have a material effect on the Group’s financial position or operating results in the event an outflow of resources becomes necessary.

(3)	Accounts receivable from sale of handsets

Retail stores and authorized dealers of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company has entered into comprehensive agreements with these retail stores and authorized dealers to purchase the related accounts receivable from handset sales and to transfer the accounts receivable from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~217,650 million and ~~W~~205,160 million as of June 30, 2026 and December 31, 2025, respectively, which the Parent Company purchased according to the relevant comprehensive agreements, are recognized as accounts receivable – other and long-term accounts receivable – other.

(4)	Obligation relating to spin-off

The Parent Company completed the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. In accordance with Article 530-9 (1) of the Korean Commercial Act, the Parent Company and SK Square Co., Ltd., the spin-off company, are jointly and severally liable for liabilities incurred by the Parent Company prior to the spin-off.

(5)

According to the covenants associated with the Group’s bond issuances and borrowings, the Group is required to maintain certain financial ratios, including the debt ratio, within specified thresholds. The funds obtained must be used for specified purposes, and regular reporting to lenders is required. Additionally, the contracts include clauses that restrict the provision of additional collateral over the Group’s assets and limit the disposal of certain assets.

(6)

The Parent Company entered into a contract with SK Inc. for the use of Amazon Web Services (“AWS”). In accordance with the contract, the Parent Company is entitled to receiving AWS services for a ten-year period beginning in July 2025, with a total contract value of USD 800,000,000.

(7)	Capital contribution commitment

For the six-month period ended June 30, 2026, the Parent Company entered into a capital contribution commitment agreement for the acquisition of newly issued shares of SK hynix NAND Product Solutions Corp. The total commitment amount is USD 480,000,000, and the Parent Company expects to make capital contributions up to the committed amount upon capital calls through June 25, 2030.

57

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

32.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2026		June 30, 2025
Interest income	~~W~~	(32,936)	(38,463)
Dividends		(32,694)	(32,451)
Gain on foreign currency translations		(4,636)	(4,476)
Gain (loss) relating to investments in subsidiaries, associates and joint ventures, net		(31,815)	5,287
Gain on disposal of property and equipment and intangible assets		(21,492)	(11,410)
Gain on disposal of investment property		(880)	—
Gain relating to financial instruments at FVTPL		(1,458)	(417)
Other finance costs		—	23,356
Interest expenses		175,031	192,646
Loss on foreign currency translations		2,063	6,530
Loss on sale of accounts receivable – other		11,338	8,768
Income tax expense		255,163	303,449
Expense related to defined benefit plan		51,472	60,412
Share option expenses (reversal)		7,889	(36)
Bonus paid by treasury shares		271	262
Depreciation and amortization		1,754,934	1,791,931
Bad debt for accounts receivable – trade		18,005	19,883
Impairment loss on property and equipment and intangible assets		—	359
Loss on disposal of property and equipment and intangible assets		2,216	3,962
Impairment loss on assets held for sale		4,747	—
Loss on disposal of investment property		1,752	—
Bad debt (reversal) for accounts receivable – other		(754)	3,312
Loss relating to financial instruments at FVTPL		5,217	101
Loss on settlement of derivatives		—	7,298
Loss on repayment of debentures		—	470
Other expenses		6,711	10,675

	~~W~~	2,170,144	2,351,448

58

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

32.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2026		June 30, 2025
Accounts receivable – trade	~~W~~	(121,175)	(59,304)
Accounts receivable – other		16,254	(105,347)
Advanced payments		3,232	(1,489)
Prepaid expenses		(93,673)	(61,029)
Inventories		19,965	16,769
Long-term accounts receivable – other		2,613	14,951
Contract assets		(30,711)	(20,463)
Guarantee deposits		16,018	16,422
Accounts payable – trade		6,042	6,802
Accounts payable – other		(356,616)	343,705
Withholdings		44,534	169,732
Contract liabilities		34,898	36,272
Deposits received		19,954	6,761
Accrued expenses		(76,751)	5,461
Provisions		(7,382)	(194)
Long-term provisions		(79)	(667)
Plan assets		134,430	46,160
Retirement benefits payment		(141,380)	(84,450)
Others		(3,361)	(3,738)

	~~W~~	(533,188)	326,354

(3)	Material non-cash transactions for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2026		June 30, 2025
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(147,252)	(117,752)
Increase of right-of-use assets		166,588	122,876
Proceeds received in the form of investment securities from the disposal of interests in associates		—	32,024
Transfer from property and equipment to assets held for sale		11,970	—

59

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

33.	Emissions Liabilities

(1)	The quantities of emissions rights allocated free of charge for each implementation year as of June 30, 2026 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2026	Quantities allocated in 2027	Quantities allocated in 2028	Quantities allocated in 2029	Quantities allocated in 2030	Total
Emissions rights allocated free of charge(*)	1,399,530	1,413,943	1,491,719	1,552,252	1,610,194	7,467,638

(*)	Finalized changes in allocated quantities, including additional allocations, cancellations and other adjustments, have been reflected.

(2)	Changes in the quantities of emissions rights held by the Group are as follows:

(In tCO2-eQ)
	Quantities allocated in 2024	Quantities allocated in 2025	Quantities allocated in the six- month period ended June 30, 2026(*)	Total
Beginning	414,356	517,280	—	931,636
Allocation at no cost	1,766,850	1,598,389	1,399,530	4,764,769
Purchase (sale)	(41,446)	(241,848)	184,406	(98,888)
Surrender or shall be surrendered	(1,622,480)	(1,873,821)	(1,941,339)	(5,437,640)

Ending	517,280	—	(357,403)	159,877

(*)	Changes for the six-month period ended June 30, 2026 are estimated quantities, and additionally allocated and surrendered or shall be surrendered quantities will be fixed in the future.

(3)	As of June 30, 2026, the estimated annual greenhouse gas emissions quantities of the Group are 1,941,339 tCO2-eQ.

60

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

34.	Assets and Liabilities Held for Sale

Assets and liabilities held for sale as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
		June 30, 2026		December 31, 2025
Assets:
Disposal groups(*)	Cash and cash equivalents	~~W~~	37,346	27,569
	Accounts receivable – trade and other, net		25,810	23,591
	Advanced payments		105	80
	Prepaid expenses		1,694	1,877
	Inventories, net		4,579	6,278
	Property and equipment, net		10,584	10,866
	Intangible assets, net		19,811	17,795
	Right of use, net		3,132	2,646
	Financial instruments		35,003	45,003
	Deferred tax assets		4,921	4,916
	Defined benefit assets		935	1,981
Investment in an associate	Daekyo Wipoongdangdang Contents Korea Fund		746	746
Property and equipment	Aircraft and others		11,970	141

		~~W~~	156,636	143,489
Liabilities:
Disposal groups(*)	Accounts payable – other		34,609	38,637
	Withholdings		11,406	16,863
	Lease liabilities		2,281	2,910
	Contract liabilities		227	43
	Provisions		305	275
	Other current liabilities		3,656	3,885
	Current tax liabilities		1,533	4,495

		~~W~~	54,017	67,108

(*)

For the year ended December 31, 2025, the Group decided to dispose of the shares of SK stoa Co., Ltd. and Media S Co., Ltd., the consolidated subsidiaries. Accordingly, the assets and liabilities of SK stoa Co., Ltd. and Media S Co., Ltd. were reclassified as assets and liabilities held for sale.

61

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025

35.	Subsequent Events

(1)	The Board of Directors of the Parent Company resolved to pay interim dividends at the Board of Directors’ meeting held on July 23, 2026, and the details are as follows:

Classification	Description
Interim dividend amount	~~W~~830 per share (Total amount: ~~W~~176,838 million)
Dividend rate	0.94%
Record date	August 31, 2026
Date of distribution	Pursuant to Article 165-12 (3) of Capital Market and Financial Investment Business Act, the Parent Company shall distribute dividends no later than September 17, 2026

(2)

The Board of Directors of the Parent Company resolved to establish and make a capital contribution to SK Hyper Co., Ltd., a subsidiary of the Parent Company, at the Board of Directors’ meeting held on July 23, 2026. The total committed capital contribution amount is ~~W~~750,000 million, of which the Parent Company contributed ~~W~~330,000 million on July 23, 2026. Depending on the progress of the business, the Parent Company expects to make additional capital contributions up to the remaining committed amount through December 31, 2030.

62

SK TELECOM CO., LTD.

Condensed Separate Interim Financial Statements

For the six-month periods ended June 30, 2026 and 2025

(With Independent Auditors’ Review Report)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

SK Telecom Co., Ltd.

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the condensed separate interim statement of financial position as of June 30, 2026, the condensed separate interim statements of income and comprehensive income for the three-month and six-month periods ended June 30, 2026 and 2025, the condensed separate statements of changes in equity and cash flows for the six-month period ended June 30, 2026 and 2025, and notes, including material accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Other matters

The separate statement of financial position of the Company as of December 31, 2025, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 10, 2026, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2025, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 12, 2026

This report is effective as of August 12, 2026, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD.

CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025 AND

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025

The accompanying condensed separate interim financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Company.

Jung, Jaihun

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Financial Position

As of June 30, 2026 and December 31, 2025

(In millions of won)	Note	June 30, 2026		December 31, 2025
Assets
Current Assets:
Cash and cash equivalents	27,28	~~W~~	575,767	771,861
Short-term financial instruments	27,28		89,155	89,155
Accounts receivable – trade, net	4,27,28,29		1,545,489	1,469,426
Short-term loans, net	4,27,28		70,686	60,122
Accounts receivable – other, net	4,27,28,29,30		447,728	393,136
Contract assets	6,28		6,805	5,958
Prepaid expenses	5		2,106,428	1,997,049
Guarantee deposits, net	4,27,28,29		56,794	58,513
Prepaid income taxes	25		—	8,827
Derivative financial assets	27,28		16	—
Inventories, net			21,200	16,940
Non-current assets held for sale	33		52,051	40,081
Advanced payments and others	4,27,28		16,489	21,489

			4,988,608	4,932,557

Non-Current Assets:
Long-term financial instruments	27,28		3,442	354
Long-term investment securities	7,27,28		4,678,787	2,396,996
Investments in subsidiaries, associates and joint ventures	8		5,933,569	5,892,726
Property and equipment, net	9,11,29		6,988,071	7,680,504
Investment property, net	10		34,309	47,287
Goodwill			1,306,236	1,306,236
Intangible assets, net	12		934,737	1,230,202
Long-term loans, net	4,27,28		264	363
Long-term accounts receivable – other, net	4,27,28,30		227,659	235,980
Long-term contract assets	6,28		8,000	11,363
Long-term prepaid expenses	5		1,062,119	1,065,238
Guarantee deposits, net	4,27,28,29		79,203	92,213
Long-term derivative financial assets	27,28		234,735	156,256
Defined benefit assets	16		50,658	100,212
Other non-current assets			249	249

			21,542,038	20,216,179

Total Assets		~~W~~	26,530,646	25,148,736

(Continued)

1

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Financial Position, Continued

As of June 30, 2026 and December 31, 2025

(In millions of won)	Note	June 30, 2026		December 31, 2025
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	13,27,28	~~W~~	130,000	130,000
Accounts payable – other	27,28,29		1,010,168	1,527,175
Contract liabilities	6		61,230	108,613
Withholdings	27,28		817,893	773,970
Accrued expenses	27,28		836,060	792,458
Income tax payable	25		189,859	—
Provisions	15,32		146,932	137,750
Current portion of long-term debt, net	13,27,28		734,654	864,696
Lease liabilities	27,28,29		334,901	354,906
Current portion of long-term payables – other	14,27,28		90,500	368,572
Derivative financial liabilities	27,28		694	581
Other current liabilities	27,28		1,864	11,521

			4,354,755	5,070,242

Non-Current Liabilities:
Debentures, excluding current portion, net	13,27,28		5,143,338	5,416,644
Long-term borrowings, excluding current portion, net	13,27,28		300,000	300,000
Long-term payables – other	14,27,28		90,095	179,389
Long-term contract liabilities	6		1,808	1,699
Long-term derivative financial liabilities	27,28		—	621
Long-term lease liabilities	27,28,29		659,440	782,702
Long-term provisions	15		61,630	69,517
Deferred tax liabilities	25		1,840,810	1,277,326
Other non-current liabilities	27,28		73,533	59,546

			8,170,654	8,087,444

Total Liabilities			12,525,409	13,157,686

Shareholders’ Equity:
Share capital	1,17		30,493	30,493
Capital surplus and others	17,18		(6,251,547)	(4,547,673)
Retained earnings	19		17,336,199	15,199,915
Reserves	20		2,890,092	1,308,315

Total Shareholders’ Equity			14,005,237	11,991,050

Total Liabilities and Shareholders’ Equity		~~W~~	26,530,646	25,148,736

The accompanying notes are an integral part of the condensed separate interim financial statements.

2

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Income

For the three-month and six-month periods ended June 30, 2026 and 2025

(In millions of won, except for earnings per share)		2026			2025
	Note	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Operating revenue:	21,29
Revenue		~~W~~	3,117,043	6,222,832	3,135,120	6,302,575
Operating expenses:	29
Labor			266,307	544,462	224,963	502,952
Commission	5		1,186,177	2,368,775	1,222,694	2,364,369
Depreciation and amortization			612,138	1,228,662	623,904	1,254,495
Network interconnection			103,244	206,488	104,610	212,714
Leased lines			48,367	96,339	48,521	96,990
Advertising			21,786	41,261	22,820	43,373
Rent			9,642	41,340	32,036	64,345
Cost of goods sold			138,641	279,921	144,105	289,395
Others	22		303,001	578,316	460,569	740,678

			2,689,303	5,385,564	2,884,222	5,569,311

Operating profit			427,740	837,268	250,898	733,264
Finance income	24		31,174	126,844	39,061	239,431
Finance costs	24		(71,917)	(151,103)	(112,314)	(196,963)
Other non-operating income	23		19,575	28,515	18,087	24,967
Other non-operating expenses	23		(5,526)	(10,012)	(12,692)	(18,004)
Gain relating to investments in subsidiaries, associates and joint ventures, net	8		900	4,376	11,993	13,352

Profit before income tax			401,946	835,888	195,033	796,047
Income tax expense	25		91,322	192,572	158,150	284,572

Profit for the period		~~W~~	310,624	643,316	36,883	511,475

Earnings per share:	26
Basic earnings per share (in won)		~~W~~	1,435	2,974	150	2,356
Diluted earnings per share (in won)			1,434	2,972	150	2,352

The accompanying notes are an integral part of the condensed separate interim financial statements.

3

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2026 and 2025

(In millions of won)		2026			2025
	Note	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit for the period		~~W~~	310,624	643,316	36,883	511,475

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit plans			(4,097)	(26,319)	(6,511)	(25,294)
Valuation gain on financial assets at fair value through other comprehensive income	20		1,512,508	1,581,493	228,190	218,033
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	20		3,491	6,309	4,945	4,055

Other comprehensive income for the period, net of taxes			1,511,902	1,561,483	226,624	196,794

Total comprehensive income		~~W~~	1,822,526	2,204,799	263,507	708,269

The accompanying notes are an integral part of the condensed separate interim financial statements.

4

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2026 and 2025

(In millions of won)				Capital surplus and others
	Note	Share capital		Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total	Retained earnings	Reserves	Total equity
Balance as of January 1, 2025		~~W~~	30,493	1,771,000	(92,962)	398,509	14,498	(6,642,865)	(4,551,820)	15,273,451	208,730	10,960,854
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	511,475	—	511,475
Other comprehensive income	20		—	—	—	—	—	—	—	36,999	159,795	196,794

			—	—	—	—	—	—	—	548,474	159,795	708,269

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(223,531)	—	(223,531)
Interim dividends			—	—	—	—	—	—	—	(176,775)	—	(176,775)
Share option	18		—	—	—	—	13	(1,259)	(1,246)	—	—	(1,246)
Interest on hybrid bonds			—	—	—	—	—	—	—	(9,900)	—	(9,900)
Disposal of treasury shares	17		—	—	4,429	—	—	887	5,316	—	—	5,316

			—	—	4,429	—	13	(372)	4,070	(410,206)	—	(406,136)

Balance as of June 30, 2025		~~W~~	30,493	1,771,000	(88,533)	398,509	14,511	(6,643,237)	(4,547,750)	15,411,719	368,525	11,262,987

Balance as of January 1, 2026		~~W~~	30,493	1,771,000	(88,533)	398,509	14,511	(6,643,160)	(4,547,673)	15,199,915	1,308,315	11,991,050
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	643,316	—	643,316
Other comprehensive income (loss)	20		—	—	—	—	—	—	—	(20,294)	1,581,777	1,561,483

			—	—	—	—	—	—	—	623,022	1,581,777	2,204,799

Transactions with owners:
Interim dividends			—	—	—	—	—	—	—	(176,838)	—	(176,838)
Transfer from paid-in surplus to retained earnings			—	(1,700,000)	—	—	—	—	(1,700,000)	1,700,000	—	—
Share-based payment transactions	18		—	—	—	—	(6,603)	(300)	(6,903)	—	—	(6,903)
Interest on hybrid bonds			—	—	—	—	—	—	—	(9,900)	—	(9,900)
Disposal of treasury shares	17		—	—	1,542	—	—	1,487	3,029	—	—	3,029

			—	(1,700,000)	1,542	—	(6,603)	1,187	(1,703,874)	1,513,262	—	(190,612)

Balance as of June 30, 2026		~~W~~	30,493	71,000	(86,991)	398,509	7,908	(6,641,973)	(6,251,547)	17,336,199	2,890,092	14,005,237

The accompanying notes are an integral part of the condensed separate interim financial statements.

5

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Cash Flows

For the six-month periods ended June 30, 2026 and 2025

(In millions of won)	Note	2026		2025
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	643,316	511,475
Adjustments for income and expenses	31		1,549,110	1,583,290
Changes in assets and liabilities related to operating activities	31		(577,532)	166,004

			1,614,894	2,260,769
Interest received			8,429	16,739
Dividends received			99,268	206,223
Interest paid			(129,479)	(153,279)
Income tax refund (paid)			1,718	(257,914)

Net cash provided by operating activities			1,594,830	2,072,538

Cash flows from investing activities:
Cash inflows from investing activities:
Collection of short-term loans			61,821	34,042
Proceeds from disposals of long-term investment securities			11,664	396,161
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			10,340	1,775
Proceeds from disposals of non-current assets held for sale			—	24,234
Proceeds from disposals of property and equipment			8,510	5,383
Proceeds from disposals of intangible assets			8,226	3,508
Proceeds from disposals of investment property			11,842	—

			112,403	465,103
Cash outflows for investing activities:
Increase in long-term financial instruments			(3,088)	—
Increase in short-term loans			(72,393)	(60,907)
Acquisitions of long-term investment securities			(139,925)	(500)
Cash outflows from settlement of derivatives			—	(78,467)
Acquisitions of investments in subsidiaries, associates and joint ventures			(46,947)	(1,081,718)
Acquisitions of property and equipment			(420,597)	(460,819)
Acquisitions of intangible assets			(20,619)	(22,387)

			(703,569)	(1,704,798)

Net cash used in investing activities		~~W~~	(591,166)	(1,239,695)

(Continued)

6

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2026 and 2025

(In millions of won)	Note	2026		2025
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	—	807,466
Cash inflows from settlement of derivatives			—	52,859

			—	860,325
Cash outflows for financing activities:
Repayments of long-term borrowings			—	(200,000)
Repayments of long-term payables – other			(369,150)	(369,150)
Repayments of debentures			(480,000)	(934,420)
Payments of dividends			(176,821)	(400,306)
Payments of interest on hybrid bonds			(9,900)	(9,900)
Repayments of lease liabilities			(164,919)	(147,978)

			(1,200,790)	(2,061,754)

Net cash used in financing activities			(1,200,790)	(1,201,429)

Net decrease in cash and cash equivalents			(197,126)	(368,586)
Cash and cash equivalents at beginning of the period			771,861	1,165,158
Effects of exchange rate changes on cash and cash equivalents			1,032	(191)

Cash and cash equivalents at end of the period		~~W~~	575,767	796,381

The accompanying notes are an integral part of the condensed separate interim financial statements.

7

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. As of June 30, 2026, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.57
National Pension Service	17,229,917	8.02
Institutional investors and other shareholders	116,034,738	54.02
Wellington Management Company LLP	10,278,372	4.79
Kakao Investment Co., Ltd.	3,846,487	1.79
Treasury shares	1,732,142	0.81

	214,790,053	100.00

2.	Basis of Preparation

(1)	Statement of compliance

These condensed separate interim financial statements were prepared in accordance with Korean International Financial Reporting Standard (“KIFRS”) 1034 Interim Financial Reporting as part of the period covered by the Company’s KIFRS annual financial statements. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since December 31, 2025. The accompanying condensed separate interim financial statements have been translated into English from the Korean language financial statements.

These interim financial statements are condensed separate interim financial statements prepared in accordance with KIFRS 1027, Separate Financial Statements, presented by a parent, an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost less impairment, if any.

8

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed separate interim financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2025.

2)	Fair value measurement

The Company’s accounting policies and disclosures require the measurement of fair values, for both a number of financial and non-financial assets and liabilities. The Company has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The information about assumptions used for fair value measurements is included in note 28.

9

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

3.	Material Accounting Policies

The material accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2025, except for the adoption of new and revised KIFRS applied from January 1, 2026, which are summarized below.

(1) New and amended standards and interpretations applied by the Company

The Company has applied the following new and amended standards and interpretations for annual period beginning on January 1, 2026. The following amended KIFRS standards are effective from January 1, 2026 and they did not have a material impact on the Company’s condensed separate interim financial statements.

•	Classification and measurement of financial instruments (Amendments to KIFRS 1109 ‘Financial Instruments’ and KIFRS 1107 ‘Financial Instruments: Disclosures’)

•	Contracts referencing nature-dependent electricity (Amendments to KIFRS 1109 ‘Financial Instruments’ and KIFRS 1107 ‘Financial Instruments: Disclosures’)

•	Annual Improvements to KIFRS - Volume 11

(2)	New and amended standards and interpretations that are issued, but not yet applied by the Company

The new and amended standard and interpretation that is issued, but not yet effective is disclosed below.

•	KIFRS 1118 ‘Presentation and Disclosure in Financial Statements’

KIFRS 1118 ‘Presentation and Disclosure in Financial Statements’ replaces KIFRS 1001 ‘Presentation of Financial Statements’. KIFRS 1118 is expected to enhance comparability of financial performance among similar entities by providing useful information to users in analyzing and comparing an entity’s financial performance, with a focus on the statement of profit or loss.

KIFRS 1118 shall be applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. An entity shall apply this standard retrospectively in accordance with KIFRS 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’. Accordingly, comparative information for the annual period ended December 31, 2026 will be restated in accordance with KIFRS 1118.

The Company is currently analyzing the key accounting policies that are expected to result in significant differences from those applied in the current financial statements upon adoption of KIFRS 1118.

10

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

4.	Trade and Other Receivables

(1)	Details of trade and other receivables as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)	June 30, 2026
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,662,409	(116,920)	1,545,489
Short-term loans		71,400	(714)	70,686
Accounts receivable – other(*)		462,187	(14,459)	447,728
Guarantee deposits		56,794	—	56,794
Accrued income		1,225	—	1,225

		2,254,015	(132,093)	2,121,922
Non-current assets:
Long-term loans		19,154	(18,890)	264
Long-term accounts receivable – other		227,659	—	227,659
Guarantee deposits		79,203	—	79,203

		326,016	(18,890)	307,126

	~~W~~	2,580,031	(150,983)	2,429,048

(*)	Gross and carrying amounts of accounts receivable – other as of June 30, 2026 include ~~W~~206,474 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2025
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,586,131	(116,705)	1,469,426
Short-term loans		60,729	(607)	60,122
Accounts receivable – other(*)		410,657	(17,521)	393,136
Guarantee deposits		58,513	—	58,513
Accrued income		1,089	—	1,089

		2,117,119	(134,833)	1,982,286
Non-current assets:
Long-term loans		19,254	(18,891)	363
Long-term accounts receivable – other		235,980	—	235,980
Guarantee deposits		92,213	—	92,213

		347,447	(18,891)	328,556

	~~W~~	2,464,566	(153,724)	2,310,842

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2025 include ~~W~~189,963 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

11

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

4.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2026
	Beginning balance		Impairment (reversal)	Write-offs(*)	Collection of receivables previously written-off	Ending balance
Accounts receivable – trade	~~W~~	116,705	13,016	(16,086)	3,285	116,920
Accounts receivable – other, etc.		37,019	(753)	(2,360)	157	34,063

	~~W~~	153,724	12,263	(18,446)	3,442	150,983

(In millions of won)
	For the six-month period ended June 30, 2025
	Beginning balance		Impairment	Write-offs(*)	Collection of receivables previously written-off	Ending balance
Accounts receivable – trade	~~W~~	103,054	18,908	(14,994)	3,233	110,201
Accounts receivable – other, etc.		63,668	3,326	(2,374)	266	64,886

	~~W~~	166,722	22,234	(17,368)	3,499	175,087

(*)	The Company writes off trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

Due to the nature of its business, which involves wireless telecommunications, the Company’s accounts receivables from telecommunications revenue primarily consist of receivables from individual customers. As there are no significant differences in credit terms among customers, there is no material concentration of credit risk.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers whose credit risk is assessed as low. In addition, the Company is not exposed to significant credit concentration risk as the Company monitors the credit ratings of these customers on a regular basis and evaluates their creditworthiness accordingly. Although contract assets are subject to the expected credit loss assessment, no significant credit risk has been identified.

12

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

5.	Prepaid Expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services based on their performance of attracting new customers and renewing contracts with existing customers. The Company recognizes costs among the commissions that would not have incurred if a contract had not been entered into with a customer as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the expected customer retention periods.

(1)	Details of prepaid expenses as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
	June 30, 2026		December 31, 2025
Current assets:
Incremental costs of obtaining contracts	~~W~~	2,049,003	1,950,442
Others		57,425	46,607

	~~W~~	2,106,428	1,997,049

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	1,021,499	1,022,559
Others		40,620	42,679

	~~W~~	1,062,119	1,065,238

(2)	Incremental costs of obtaining contracts

Amortization in connection with incremental costs of obtaining contracts recognized as an asset for the three and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)	2026		2025
	Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Amortization recognized	~~W~~643,663	1,284,091	582,949	1,161,934

13

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

6.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and solution services, and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
	June 30, 2026		December 31, 2025
Contract assets	~~W~~	14,805	17,321
Contract liabilities:
Wireless service contracts		20,109	19,503
Customer loyalty programs		6,597	5,920
Others		36,332	84,889

	~~W~~	63,038	110,312

(2)

Amounts of revenue recognized for the six-month periods ended June 30, 2026 and 2025 related to the contract liabilities carried forward from the prior periods are ~~W~~51,645 million and ~~W~~35,574 million, respectively.

14

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

7.	Long-term Investment Securities

Details of long-term investment securities as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
	Category	June 30, 2026		December 31, 2025
Equity instruments	FVOCI(*)	~~W~~	4,624,385	2,337,149
Debt instruments	FVTPL		54,402	59,847

		~~W~~	4,678,787	2,396,996

(*)	The Company designated investments in equity instruments that are not held for trading as financial assets at FVOCI.

8.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
	June 30, 2026		December 31, 2025
Investments in subsidiaries	~~W~~	4,582,689	4,538,057
Investments in associates and joint ventures		1,350,880	1,354,669

	~~W~~	5,933,569	5,892,726

(2)	Details of investments in subsidiaries as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won, except for share data)
	June 30, 2026				December 31, 2025
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	244,012	244,040
SK Broadband Co., Ltd.(*1)	401,634,869	100.0		3,330,098	3,285,853
PS&Marketing Corporation	66,000,000	100.0		313,983	314,038
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,943	21,963
SK Telecom China Holdings Co., Ltd.	—	100.0		40,365	40,365
SK Telecom Americas, Inc.	122	100.0		129,803	129,803
Atlas Investment(*2)	—	100.0		241,175	240,640
SAPEON Inc.	400,000	62.5		48,456	48,456
Astra AI Infra LLC	—	100.0		182,733	182,733
SK O&S Co., Ltd. and others	—	—		30,121	30,166

			~~W~~	4,582,689	4,538,057

(*1)

The Company acquired 3,039,090 common shares of SK Broadband Co., Ltd. for ~~W~~45,684 million through a small-scale and simplified share swap for the six-month period ended June 30, 2026. As a result, the Company’s ownership interest in SK Broadband Co., Ltd. increased from 99.1% to 100.0%.

(*2)	The Company contributed an additional ~~W~~535 million in cash for the six-month period ended June 30, 2026, but there is no change in the ownership interest.

15

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won, except for share data)
	June 30, 2026				December 31, 2025
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
SK Technology Innovation Company(*2)	6,586	49.0		20,417	23,699
SM Culture & Contents Co., Ltd.	22,033,898	22.8		29,305	29,305
SK South East Asia Investment Pte. Ltd.	300,000,000	20.0		344,240	344,240
Citadel Pacific Telecom Holdings, LLC(*3)	1,734,109	15.0		36,487	36,487
CMES Robotics Inc. (Formerly, CMES Inc.)(*3)	763,968	6.5		5,488	5,488
Konan Technology Inc.(*3)	2,359,160	18.9		22,413	22,413
Start-up Win-Win Fund and others(*3)	—	—		62,381	62,888

				1,342,880	1,346,669

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*4)	8,000	48.2		8,000	8,000

			~~W~~	1,350,880	1,354,669

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Company does not have control over the investee under the contractual agreement with other shareholders.
(*2)

The Company recognized a ~~W~~4,579 million gain relating to investments in associates from the paid-in capital reduction of SK Technology Innovation Company for the six-month period ended June 30, 2026, with no change in ownership interest.

(*3)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the board of directors even though the Company has less than 20% of equity interests.

(*4)	This investment was classified as investment in joint venture as the Company has a joint control pursuant to the agreement with the other shareholders.

16

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(4)	The market value of investments in listed associates as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won, except for share data)
	June 30, 2026				December 31, 2025
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM Culture & Contents Co., Ltd.	~~W~~	1,600	22,033,898	35,254	1,330	22,033,898	29,305
Konan Technology Inc.		12,120	2,359,160	28,593	19,710	2,359,160	46,499
CMES Robotics Inc. (Formerly, CMES Inc.)		19,690	763,968	15,043	33,100	763,968	25,287

9.	Property and Equipment

Changes in property and equipment for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2026		June 30, 2025
Beginning balance	~~W~~	7,680,504	8,515,225
Acquisition		362,551	507,383
Disposal		(52,389)	(35,154)
Depreciation		(960,542)	(982,584)
Impairment		—	(359)
Transfer, etc.(*)		(42,053)	(53,517)

Ending balance	~~W~~	6,988,071	7,950,994

(*)	Transfer and other changes include transfers to intangible assets, transfers to or from investment properties, transfers to non-current assets held for sale, and others.

17

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

10.	Investment Property

Changes in investment property for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2026		June 30, 2025
Beginning balance	~~W~~	47,287	35,462
Disposal		(12,714)	—
Depreciation		(882)	(1,342)
Transfer(*)		618	15,347

Ending balance	~~W~~	34,309	49,467

(*)	Transfer includes transfers to or from property and equipment, and others.

11.	Leases

(1)	Details of the right-of-use assets as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
	June 30, 2026		December 31, 2025
Right-of-use assets:
Land, buildings and structures	~~W~~	599,044	709,924
Others		221,413	259,359

	~~W~~	820,457	969,283

(2)	Details of amounts recognized in the condensed separate interim statements of income for the six-month periods ended June 30, 2026 and 2025 as a lessee are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2026		June 30, 2025
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	141,671	139,004
Others(*)		35,940	36,373

	~~W~~	177,611	175,377

Interest expense on lease liabilities	~~W~~	13,961	14,674

(*)	Others include the amount reclassified as research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets that the Company recognized are immaterial.

18

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

12.	Intangible Assets

(1)	Changes in intangible assets for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2026		June 30, 2025
Beginning balance	~~W~~	1,230,202	1,683,018
Acquisition		20,619	22,387
Disposal		(5,572)	(2,564)
Amortization		(335,310)	(330,067)
Transfer(*)		24,798	37,793

Ending balance	~~W~~	934,737	1,410,567

(*)	Transfer includes transfers from property and equipment, and others.

(2)	Details of frequency usage rights as of June 30, 2026 are as follows:

(In millions of won)
	Amount		Amortization methods	Commencement of amortization	Completion of amortization
1.8 GHz license	~~W~~	44,076		Dec. 2021	Dec. 2026
2.6 GHz license		60,700		Sep. 2016	Dec. 2026
2.1 GHz license		33,126	Straight-line basis	Dec. 2021	Dec. 2026
3.5 GHz license		291,054		Apr. 2019	Nov. 2028

	~~W~~	428,956

19

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

13.	Borrowings and Debentures

(1)	Short-term borrowings as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	June 30, 2026		December 31, 2025
Bank of China Ltd.	2.83	Oct. 29, 2026	~~W~~	130,000	130,000

(2)	There were no changes in long-term borrowings for the six-month period ended June 30, 2026.

(3)	Changes in debentures for the six-month period ended June 30, 2026 are as follows:

(In millions of won)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	665,000	664,696
Non-current					5,429,430	5,416,644

As of January 1, 2026					6,094,430	6,081,340

Debentures repaid:
Unsecured corporate bonds	Operating fund	2.08	Mar. 4, 2026		(90,000)	(90,000)
	Operating fund	1.97	Jun. 3, 2026		(120,000)	(120,000)
	Refinancing fund	1.39	Jan. 15, 2026		(80,000)	(80,000)
	Refinancing fund	3.65	Feb. 17, 2026		(110,000)	(110,000)
	Refinancing fund	3.72	Apr. 10, 2026		(80,000)	(80,000)

					(480,000)	(480,000)

Other changes(*1)					74,620	76,652
Current(*2)					535,000	534,654
Non-current(*2)					5,154,050	5,143,338

As of June 30, 2026				~~W~~	5,689,050	5,677,992

(*1)	Other changes primarily reflect foreign currency translation effect of debentures and amortization of debentures issuance discount for the six-month period ended June 30, 2026.
(*2)	~~W~~349,738 million was reclassified from non-current to current for the six-month period ended June 30, 2026.

20

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

14.	Long-Term Payables – Other

(1)	As of June 30, 2026 and December 31, 2025, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 12):

(In millions of won)
	June 30, 2026		December 31, 2025
Long-term payables – other	~~W~~	182,775	551,925
Present value discount on long-term payables – other		(2,180)	(3,964)
Current portion of long-term payables – other		(90,500)	(368,572)

Carrying amount at period end	~~W~~	90,095	179,389

(2)

Repayments of the principal portion of long-term payables – other amounted to ~~W~~369,150 million for each of the six-month periods ended June 30, 2026 and 2025, respectively. The repayment schedule for the principal amount of long-term payables – other as of June 30, 2026 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	91,388
1 ~ 3 years		91,387

	~~W~~	182,775

15.	Provisions

Changes in provisions for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)	For the six-month period ended June 30, 2026
	Beginning Balance		Increase	Utilization	Reversal, etc.	Ending balance
Provision for restoration	~~W~~	99,346	2,059	(2,891)	1,645	100,159
Emission allowance		—	4,378	—	—	4,378
Other provisions		107,921	—	(3,896)	—	104,025

	~~W~~	207,267	6,437	(6,787)	1,645	208,562

(In millions of won)	For the six-month period ended June 30, 2025
	Beginning Balance		Increase	Utilization	Reversal	Ending balance
Provision for restoration	~~W~~	101,077	1,896	(3,439)	(385)	99,149
Emission allowance		28	1,034	—	(38)	1,024

	~~W~~	101,105	2,930	(3,439)	(423)	100,173

21

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

16.	Defined Benefit Assets

(1)	Details of defined benefit assets as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
	June 30, 2026		December 31, 2025
Present value of defined benefit obligations	~~W~~	457,738	442,155
Fair value of plan assets		(508,396)	(542,367)

	~~W~~	(50,658)	(100,212)

(2)	Total cost of defined benefit plan, which is recognized in profit or loss for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2026		June 30, 2025
Current service cost	~~W~~	22,487	25,559
Net interest income		(1,445)	(1,684)

	~~W~~	21,042	23,875

22

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

17.	Share Capital and Capital Surplus and Others

(1)

The Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~100. The number of authorized, issued common shares and details of share capital and capital surplus and others as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won, except for share data)
	June 30, 2026		December 31, 2025
Number of authorized shares		670,000,000	670,000,000
Number of issued shares		214,790,053	214,790,053
Share capital:
Common shares(*1)	~~W~~	30,493	30,493
Capital surplus and others:
Paid-in surplus(*2)		71,000	1,771,000
Treasury shares		(86,991)	(88,533)
Hybrid bonds(*3)		398,509	398,509
Share option(Note 18)		7,908	14,511
Others		(6,641,973)	(6,643,160)

	~~W~~	(6,251,547)	(4,547,673)

(*1)

In 2002, 2003 and 2024, the Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Company’s issued shares have decreased without a change in share capital.

(*2)	~~W~~1,700,000 million was transferred from paid-in surplus to retained earnings for the six-month period ended June 30, 2026.
(*3)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common shares.

(2)	There were no changes in share capital for the six-month periods ended June 30, 2026 and 2025, and details of shares outstanding as of June 30, 2026 and 2025 are as follows:

(In shares)
	June 30, 2026			June 30, 2025
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	214,790,053	1,732,142	213,057,911	214,790,053	1,807,778	212,982,275

(3)	Details of treasury shares as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won, except for share data)
	June 30, 2026		December 31, 2025
Number of shares(*)		1,732,142	1,807,778
Acquisition cost	~~W~~	86,991	88,533

(*)

The Company granted 72,836 treasury shares (acquisition cost: ~~W~~1,404 million) upon exercise of stock options for the six-month period ended June 30, 2026, resulting in a gain on disposal of treasury shares of ~~W~~1,890 million. Also, the Company distributed 2,800 treasury shares (acquisition cost: ~~W~~138 million) as bonus payment to the employees, resulting in a gain on disposal of treasury shares of ~~W~~133 million for the six-month period ended June 30, 2026.

23

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

18.	Share-Based Payment Arrangement

The Company operates various share-based payment arrangements to align the interests of management with shareholders and to link executive compensation to the growth of corporate value. The Company has recognized ~~W~~6,310 million of capital surplus and others related to equity-settled share-based payment arrangements, and ~~W~~6,447 million of accrued expenses related to share-based payment arrangements with cash alternatives, as of June 30, 2026.

The entire equity-settled share-based payment arrangement granted in 2023 was fully exercised during the six-month period ended June 30, 2026, and the changes in the number of share-based payment arrangements with cash alternatives were as follows:

(In shares)
	For the six-month period ended
	June 30, 2026	June 30, 2025
Beginning balance	299,918	637,326
Exercised	(119,175)	(337,408)

Ending balance	180,743	299,918

24

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

19.	Retained Earnings

Retained earnings as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
	June 30, 2026		December 31, 2025
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve		15,096,438	14,996,438

		15,118,758	15,018,758
Unappropriated		2,217,441	181,157

	~~W~~	17,336,199	15,199,915

20.	Reserves

(1)	Details of reserves, net of taxes, as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
	June 30, 2026		December 31, 2025
Valuation gain on FVOCI	~~W~~	2,876,333	1,300,865
Valuation gain on derivatives		13,759	7,450

	~~W~~	2,890,092	1,308,315

(2)	Changes in reserves for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
	Valuation gain on financial assets at FVOCI		Valuation gain (loss) on derivatives	Total
Balance at January 1, 2025	~~W~~	213,725	(4,995)	208,730
Changes, net of taxes		155,740	4,055	159,795
Balance at June 30, 2025	~~W~~	369,465	(940)	368,525
Balance at January 1, 2026	~~W~~	1,300,865	7,450	1,308,315
Changes, net of taxes		1,575,468	6,309	1,581,777

Balance at June 30, 2026	~~W~~	2,876,333	13,759	2,890,092

25

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

21.	Operating Revenue

Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)	2026			2025
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Products transferred at a point in time:
Product sales	~~W~~	26,799	60,000	36,575	75,801
Services transferred over time:
Wireless service revenue(*1)		2,549,777	5,131,105	2,622,847	5,284,404
Cellular interconnection revenue		90,791	182,021	93,626	191,087
Others(*2)		449,676	849,706	382,072	751,283

		3,090,244	6,162,832	3,098,545	6,226,774

	~~W~~	3,117,043	6,222,832	3,135,120	6,302,575

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services, which is collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services, solution services, and other miscellaneous services.

The Company has a right to receive consideration from a customer in an amount that corresponds directly with the value of telecommunications service provided; thus, the Company applies practical expedient method and recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

26

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

22.	Other Operating Expenses

Details of other operating expenses for the three and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)	2026			2025
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Communication	~~W~~	6,335	12,837	6,825	13,283
Utilities		91,151	186,222	90,084	186,966
Taxes and dues		17,698	24,003	20,083	26,839
Repair		75,598	134,694	60,497	120,748
Research and development		91,584	170,674	83,686	165,634
Training		3,527	9,656	3,031	8,396
Bad debt for accounts receivable – trade		5,366	13,016	9,603	18,908
Supplies and others		11,742	27,214	186,760	199,904

	~~W~~	303,001	578,316	460,569	740,678

23.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)	2026			2025
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	12,346	19,664	3,030	8,534
Gain on disposal of investment property		880	880	—	—
Others		6,349	7,971	15,057	16,433

	~~W~~	19,575	28,515	18,087	24,967

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	713	1,502	1,458	3,165
Impairment loss on property and equipment and intangible assets		—	—	—	359
Loss on disposal of investment property		1,752	1,752	—	—
Donations		4,164	6,418	6,612	8,522
Bad debt (reversal) for accounts receivable – other		(1,959)	(753)	2,497	3,326
Others		856	1,093	2,125	2,632

	~~W~~	5,526	10,012	12,692	18,004

27

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

24.	Finance Income and Costs

(1) Details of finance income and costs for the three and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)	2026			2025
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Finance Income:
Interest income	~~W~~	9,043	16,484	12,609	23,472
Dividends		18,299	99,268	20,915	207,983
Gain on foreign currency transactions		3,386	8,447	4,799	6,614
Gain on foreign currency translations		322	1,963	735	1,355
Gain relating to financial instruments at FVTPL		124	682	3	7

	~~W~~	31,174	126,844	39,061	239,431

Finance Costs:
Interest expenses	~~W~~	62,449	129,064	72,124	147,928
Loss on sale of accounts receivable – other		7,561	11,338	3,825	8,768
Loss on foreign currency transactions		1,934	7,287	4,675	8,038
Loss on foreign currency translations		27	430	1,088	1,474
Loss relating to financial instruments at FVTPL		(54)	2,984	(52)	101
Loss on settlement of derivatives		—	—	7,298	7,298
Other finance costs		—	—	23,356	23,356

	~~W~~	71,917	151,103	112,314	196,963

(2)	Details of interest income included in finance income for the three and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)	2026			2025
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest income on cash equivalents and short-term financial instruments	~~W~~	4,129	6,482	8,013	13,878
Interest income on loans and others		4,914	10,002	4,596	9,594

	~~W~~	9,043	16,484	12,609	23,472

(3)	Details of interest expenses included in finance costs for the three and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)	2026			2025
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest expense on borrowings	~~W~~	5,526	11,027	4,333	8,625
Interest expense on debentures		46,602	94,535	52,456	105,045
Others		10,321	23,502	15,335	34,258

	~~W~~	62,449	129,064	72,124	147,928

28

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

24.	Finance Income and Costs, Continued

(4)	Details of impairment losses for financial assets for the three and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)	2026			2025
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Accounts receivable – trade	~~W~~	5,366	13,016	9,603	18,908
Other receivables		(1,959)	(753)	2,497	3,326

	~~W~~	3,407	12,263	12,100	22,234

25.	Income Tax Expense

The income tax expense was calculated by considering current tax expense, adjusted for changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences and income tax expense that relates to items recognized outside profit or loss.

29

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

26.	Earnings per Share

Earnings per share is calculated for profit of the Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings per share

Basic	earnings per share for the three and six-month periods ended June 30, 2026 and 2025 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	2026			2025
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit for the period	~~W~~	310,624	643,316	36,883	511,475
Interest on hybrid bonds		(4,950)	(9,900)	(4,950)	(9,900)

Profit for the period on common shares		305,674	633,416	31,933	501,575
Weighted average number of common shares outstanding (in shares)(*)		213,013,945	213,011,040	212,959,976	212,923,363

Basic earnings per share (in won)	~~W~~	1,435	2,974	150	2,356

(*)	Weighted average number of common shares outstanding reflects adjustments for changes in the number of treasury shares for the three and six-month periods ended June 30, 2026 and 2025.

(2)	Diluted earnings per share

Diluted earnings per share for the three and six-month periods ended June 30, 2026 and 2025 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	2026			2025
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit for the period on common shares	~~W~~	305,674	633,416	31,933	501,575
Adjusted weighted average number of common shares outstanding (in shares)(*)		213,112,224	213,093,850	213,297,609	213,262,279

Diluted earnings per share (in won)	~~W~~	1,434	2,972	150	2,352

(*)

Diluted earnings per share is calculated by applying the weighted average number of ordinary shares outstanding, adjusted for the assumed conversion of all dilutive potential ordinary shares into ordinary shares.

30

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

27.	Categories of Financial Instruments

(1)	Financial assets by category as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
	June 30, 2026
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	350,000	—	225,767	—	575,767
Financial instruments		—	—	92,597	—	92,597
Long-term investment securities(*)		54,402	4,624,385	—	—	4,678,787
Accounts receivable – trade		—	—	1,545,489	—	1,545,489
Loans and other receivables		206,474	—	675,883	—	882,357
Derivative financial assets		16	—	—	234,735	234,751

	~~W~~	610,892	4,624,385	2,539,736	234,735	8,009,748

(*)	The Company designated ~~W~~4,624,385 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2025
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	350,000	—	421,861	—	771,861
Financial instruments		—	—	89,509	—	89,509
Long-term investment securities(*)		59,847	2,337,149	—	—	2,396,996
Accounts receivable – trade		—	—	1,469,426	—	1,469,426
Loans and other receivables		189,963	—	638,789	—	828,752
Derivative financial assets		—	—	—	156,256	156,256

	~~W~~	599,810	2,337,149	2,619,585	156,256	5,712,800

(*)	The Company designated ~~W~~2,337,149 million of equity instruments that are not held for trading as financial assets at FVOCI.

31

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

27.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
	June 30, 2026
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	555	—	139	694
Borrowings		—	630,000	—	630,000
Debentures		—	5,677,992	—	5,677,992
Lease liabilities(*)		—	994,341	—	994,341
Accounts payable – other and others		—	2,274,144	—	2,274,144

	~~W~~	555	9,576,477	139	9,577,171

(In millions of won)
	December 31, 2025
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	581	—	621	1,202
Borrowings		—	630,000	—	630,000
Debentures		—	6,081,340	—	6,081,340
Lease liabilities(*)		—	1,137,608	—	1,137,608
Accounts payable – other and others		—	3,190,133	—	3,190,133

	~~W~~	581	11,039,081	621	11,040,283

(*)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

32

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

28.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to market risk, credit risk and liquidity risk. Market risk refers to the risk of fluctuations in market variables such as foreign exchange rates, interest rates and the prices of financial instruments. The Company has established a risk management framework to monitor and manage these risks on an ongoing basis.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – other and others, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Company’s currency risk is mainly related to changes in recognized assets and liabilities due to exchange rate fluctuations. If the Company determines that it is necessary to hedge currency risk for business purposes, the Company manages currency risk by using currency swaps, etc. Currency risk arises from forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

The Company has entered into cross currency swaps to hedge against currency risk related to foreign currency debentures.

As of June 30, 2026, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s profit before income tax and equity as follows:

(In millions of won)
	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
USD	~~W~~	2,603	(2,603)	~~W~~	1,915	(1,915)
EUR		1,160	(1,160)		853	(853)
Others		55	(55)		40	(40)

	~~W~~	3,818	(3,818)	~~W~~	2,808	(2,808)

33

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The Company is exposed to interest rate risk arising from its borrowings, debentures and long-term payables – other. As the Company’s interest-bearing assets are predominantly fixed-rate instruments, changes in market interest rates do not have a significant impact on the Company’s revenue or operating cash flows.

The Company conducts various analyses to manage interest rate risk and optimize its financing structure. To mitigate the impact of interest rate fluctuations, the Company employs a range of strategies, including refinancing, renewing existing borrowings, alternative financing arrangements and hedging.

As of June 30, 2026, the par values of floating-rate borrowings and debentures amount to ~~W~~200,000 million and ~~W~~462,450 million, respectively. The Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate borrowings and debentures. Therefore, changes in interest rates on the underlying floating-rate borrowings and debentures would not have affected profit before income tax for the six-month period ended June 30, 2026.

As of June 30, 2026, the par values of floating-rate long-term payables – other amount to ~~W~~182,775 million. Assuming all other variables remain constant, the impact of changes in the interest rate of long-term payables – other by 1%p on profit before income tax and equity for the six-month period ended June 30, 2026 is as follows:

(In millions of won)
Profit before income tax		Equity
If increased by 1%p	If decreased by 1%p	If increased by 1%p	If decreased by 1%p
~~W~~(914)	914	~~W~~(672)	672

(iii)	Price fluctuations risk

As of June 30, 2026, the Company holds equity instruments that are traded in an active market and is therefore exposed to the risk of fluctuations in market prices. Assuming all other variables remain constant, the impact of changes in the per-share stock price of the equity securities on profit before income tax and equity for the six-month period ended June 30, 2026 is as follows:

(In millions of won)
Profit before income tax		Equity
If increased by 10%	If decreased by 10%	If increased by 10%	If decreased by 10%
~~W~~—	—	~~W~~78,936	(78,936)

34

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

Credit risk refers to the risk that the Company will suffer financial losses due to the failure of the customer or counterparty to fulfill their contractual obligations on the financial instrument. Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

The Company recognizes a loss allowance for accounts receivable – trade. The allowance consists of a specific component for individually significant exposures and a collective component for groups of similar assets where credit losses are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Company’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings.

The Company’s maximum exposure to credit risk is equal to each financial asset’s carrying amount as of June 30, 2026.

35

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

Liquidity risk is the risk that the Company encounters difficulty in meeting the obligations of the financial liabilities. The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

The Company’s accounts payable – other and others includes amounts settled through supplier finance arrangements. The Company pays the amounts within the normal operating cycle, and no collateral is provided in connection with the agreements. As the payment terms have not been substantially modified, the related balances are classified as accounts payable – other and presented as operating cash flows in the statements of cash flows. Accounts payable – other and others relating to the supplier finance arrangements amount to ~~W~~125,546 million as of June 30, 2026, which equals to the amounts already received by the suppliers from the finance provider.

As of June 30, 2026, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years
Assets	~~W~~	234,735	243,985	19,810	224,175
Liabilities		(139)	(139)	(139)	—

(2)	Capital management

The Company manages its capital to ensure its ability to continue as a going concern while seeking to maximize shareholder returns through the optimization of its debt and equity structure. The overall capital management strategy of the Company is the same as that for the year ended December 31, 2025.

The Company monitors its debt-to-equity ratio as a key indicator of capital management. This ratio is calculated as total liabilities divided by total equity, based on the amounts presented in the separate financial statements.

Debt-to-equity ratio as of June 30, 2026 and December 31, 2025 is as follows:

(In millions of won)
	June 30, 2026		December 31, 2025
Total liabilities	~~W~~	12,525,409	13,157,686
Total equity		14,005,237	11,991,050

Debt-to-equity ratio		89.43%	109.73%

36

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

28.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities, including fair value hierarchy as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)	June 30, 2026
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	610,892	—	556,490	54,402	610,892
Derivative hedging instruments		234,735	—	234,735	—	234,735
FVOCI		4,624,385	1,072,924	—	3,551,461	4,624,385

	~~W~~	5,470,012	1,072,924	791,225	3,605,863	5,470,012

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	555	—	—	555	555
Derivative hedging instruments		139	—	139	—	139

	~~W~~	694	—	139	555	694

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	630,000	—	626,566	—	626,566
Debentures		5,677,992	—	5,424,708	—	5,424,708
Long-term payables – other		180,595	—	180,381	—	180,381

	~~W~~	6,488,587	—	6,231,655	—	6,231,655

(In millions of won)	December 31, 2025
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	599,810	—	539,963	59,847	599,810
Derivative hedging instruments		156,256	—	156,256	—	156,256
FVOCI		2,337,149	912,600	—	1,424,549	2,337,149

	~~W~~	3,093,215	912,600	696,219	1,484,396	3,093,215

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	581	—	26	555	581
Derivative hedging instruments		621	—	621	—	621

	~~W~~	1,202	—	647	555	1,202

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	630,000	—	631,116	—	631,116
Debentures		6,081,340	—	6,013,856	—	6,013,856
Long-term payables – other		547,961	—	553,807	—	553,807

	~~W~~	7,259,301	—	7,198,779	—	7,198,779

37

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

1) Fair value and carrying amount of financial assets and liabilities, including fair value hierarchy as of June 30, 2026 and December 31, 2025 are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using valuation methods such as discounted present value methods. Other financial assets are determined using the methods, such as discounted cash flow and market approach. Inputs used in such valuation methods include swap rate, interest rate, risk premium and the volatility of stock price, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of June 30, 2026 are as follows:

Interest rate
Derivative instruments	2.10% ~ 4.36%
Borrowings and debentures	3.56% ~ 4.27%
Long-term payables – other	3.73% ~ 3.84%

2)

There have been no transfers between Level 1 and Level 2 for the six-month period ended June 30, 2026. The changes in financial assets and liabilities classified as Level 3 for the six-month period ended June 30, 2026 are as follows:

(In millions of won)
	Balance as of January 1, 2026		Loss	OCI	Acquisition	Disposal	Transfer(*)	Balance as of June 30, 2026
Financial assets:
FVTPL	~~W~~	59,847	(54)	—	—	(5,391)	—	54,402
FVOCI		1,424,549	—	2,003,885	139,925	(8,640)	(8,258)	3,551,461

	~~W~~1,484,396		(54)	2,003,885	139,925	(14,031)	(8,258)	3,605,863

Financial liabilities:
FVTPL	~~W~~	(555)	—	—	—	—	—	(555)

(*)	Transfer includes amounts transferred between levels in the fair value hierarchy due to changes in the availability of observable market inputs for the financial instruments.

38

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

28.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amounts of financial instruments recognized to which offset agreements are applicable as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
	June 30, 2026
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the condensed separate interim statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	59,831	(59,831)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	62,903	(59,831)	3,072

(In millions of won)
	December 31, 2025
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	63,777	(63,777)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	66,019	(63,777)	2,242

39

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

29.	Transactions with Related Parties

(1)	List of the related parties

Relationship	Company
Ultimate controlling entity	SK Inc.
Subsidiaries	SK Broadband Co., Ltd. and 17 others
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates(*)	SK China Company Ltd. and 41 others
Others	The ultimate controlling entity’s subsidiaries, associates and others

(*)

Associates include investments that are measured in accordance with KIFRS 1109 in which the Company has significant influence but is determined to have no substantive access to returns associated with its ownership interest.

As of June 30, 2026, the Company is part of SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All other entities within SK Group are therefore considered related parties of the Company.

40

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

29.	Transactions with Related Parties, Continued

(2)	As of June 30, 2026, subsidiaries of the Company are as follows:

Subsidiary		Ownership percentage(%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	International telecommunication and Mobile Virtual Network Operator service
	SK Broadband Co., Ltd.	100.0	Fixed-line telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment (Holdings company)
	Atlas Investment	100.0	Investment
	SK Telecom Americas, Inc.	100.0	Information gathering and consulting
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
	SAPEON Inc.	62.5	Investment (Holdings company)
	Astra AI Infra LLC	100.0	Investment
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	Media S Co., Ltd.	100.0	Production and supply services of broadcasting programs
Subsidiary owned by SK Telecom Americas, Inc.	Global AI Platform Corporation	100.0	Software development and supply services
Subsidiary owned by Atlas Investment	Forest AI Investment	100.0	Investment
Other(*2)	SK Telecom Innovation Fund, L.P.	100.0	Investment

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.

(*2)	Other is owned by Atlas Investment and another subsidiary of the Company.

41

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

29.	Transactions with Related Parties, Continued

(3)	Compensation for the key management

The Company considers registered directors who have substantial roles and responsibilities in the planning, operations and oversight of relevant controls of the business to be key management personnel. The compensation given to such key management for the three and six-month periods ended June 30, 2026 and 2025 is as follows:

(In millions of won)
	2026			2025
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Salaries	~~W~~	1,252	2,308	893	4,939
Defined benefit plan expenses		198	336	158	521
Share option		271	2,596	95	132

	~~W~~	1,721	5,240	1,146	5,592

Compensation for the key management include salaries, non-monetary benefits, defined benefit relating to the pension plan, and share-based compensation expenses.

42

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

29.	Transactions with Related Parties, Continued

(4)	Transactions with the related parties for the three and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)		For the six-month period ended June 30, 2026
		Operating revenue and others			Operating expenses and others(*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Six- month	Three- month	Six- month	Three- month	Six- month
Ultimate controlling entity	SK Inc.(*2)	~~W~~	13,165	16,687	135,059	213,190	69,476	72,673

Subsidiaries	SK Broadband Co., Ltd.		46,692	92,846	158,823	318,538	367	367
	PS&Marketing Corporation(*3)		1,284	2,717	273,821	602,823	—	12
	SK O&S Co., Ltd.(*4)		666	4,845	71,030	138,755	7,146	8,541
	SK Telink Co., Ltd.(*5)		26,414	105,153	4,634	9,287	—	—
	SERVICE ACE Co., Ltd.(*6)		963	4,931	28,203	56,005	—	—
	SERVICE TOP Co., Ltd.(*7)		1,606	5,167	25,374	51,670	—	—
	Others(*8,9)		4,902	9,843	3,259	6,082	—	—

			82,527	225,502	565,144	1,183,160	7,513	8,920

Associates	SK m&service Co., Ltd.		152	312	6,130	12,764	46	91
	Others(*10)		4,497	4,497	9,533	9,955	—	—

			4,649	4,809	15,663	22,719	46	91

Others	SK Innovation Co., Ltd.		1,536	3,762	2,618	5,900	—	—
	SK Networks Co., Ltd.		358	577	2,313	4,824	—	—
	SK Networks Service Co., Ltd.		145	278	8,610	16,630	290	290
	SK Energy Co., Ltd.		491	801	22	72	—	—
	Content Wavve Corp.		1	64	11,331	22,913	—	—
	Happy Narae Co., Ltd.		71	71	1,585	2,830	4,933	4,980
	SK Shieldus Co., Ltd.		11,666	23,032	24,873	49,648	709	769
	Eleven Street Co., Ltd.		733	1,143	7,601	15,577	—	—
	SK Planet Co., Ltd.		597	1,211	16,049	32,052	—	95
	SK hynix Inc.		26,812	42,201	23	193	—	—
	Tmap Mobility Co., Ltd.		1,326	2,872	949	1,981	—	—
	Dreamus Company		261	459	11,144	22,376	—	—
	One Store Co., Ltd.(*11)		3,064	5,846	7	13	—	—
	UNA Engineering Inc.		—	—	1,573	2,960	376	561
	SK REIT Co., Ltd.		—	—	2,592	5,960	—	—
	Others		7,398	13,375	9,217	12,608	446	446

			54,459	95,692	100,507	196,537	6,754	7,141

		~~W~~	154,800	342,690	816,373	1,615,606	83,789	88,825

43

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

29.	Transactions with Related Parties, Continued

(4)	Transactions with the related parties for the three and six-month periods ended June 30, 2026 and 2025 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.

(*2)	Operating expenses and others include ~~W~~54,505 million of dividends paid by the Company.

(*3)	Operating expenses and others include ~~W~~279,743 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.

(*4)	Operating revenue and others include ~~W~~3,500 million of dividend income received.

(*5)	Operating revenue and others include ~~W~~53,996 million of dividend income received.

(*6)	Operating revenue and others include ~~W~~3,302 million of dividend income received.

(*7)	Operating revenue and others include ~~W~~2,100 million of dividend income received.

(*8)	Operating revenue and others include ~~W~~8,048 million of dividend received from Astra AI Infra LLC.

(*9)	Global AI Platform Corporation Korea, a subsidiary of the Company, was liquidated for the six-month period ended June 30, 2026, and the transactions above occurred before the liquidation.

(*10)	Operating revenue and others include ~~W~~4,497 million of dividend received from Korea IT Fund.

(*11)	One Store Co., Ltd. was excluded from the related parties for the six-month period ended June 30, 2026, and the transactions above occurred before the related party relationship terminated.

44

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

29.	Transactions with Related Parties, Continued

(4)	Transactions with the related parties for the three and six-month periods ended June 30, 2026 and 2025 are as follows, Continued:

(In millions of won)		For the six-month period ended June 30, 2025
		Operating revenue and others			Operating expenses and others(*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Six- month	Three- month	Six- month	Three- month	Six- month
Ultimate controlling entity	SK Inc.(*2)	~~W~~	2,396	4,615	141,982	293,605	48,299	51,315

Subsidiaries	SK Broadband Co., Ltd.(*3)		38,680	232,145	152,827	304,887	174	174
	PS&Marketing Corporation(*4)		1,831	3,444	265,554	588,891	25	25
	SK O&S Co., Ltd.(*5)		965	5,798	68,827	135,657	16,137	17,565
	SK Telink Co., Ltd.(*6)		18,389	69,118	4,350	8,540	—	—
	SERVICE ACE Co., Ltd.		679	3,838	31,279	62,511	—	—
	SERVICE TOP Co., Ltd.		1,534	3,065	28,076	58,097	—	—
	Others(*7)		5,190	9,797	3,897	13,305	—	—

			67,268	327,205	554,810	1,171,888	16,336	17,764

Associates	SK m&service Co., Ltd.(*8)		1,444	1,846	5,535	7,249	346	579
	Others(*9,10)		8,378	8,569	2,010	15,024	—	—

			9,822	10,415	7,545	22,273	346	579

Others	SK Innovation Co., Ltd.		2,666	3,657	2,549	5,782	—	—
	SK Networks Co., Ltd.		301	536	2,545	5,212	—	—
	SK Networks Service Co., Ltd.		152	287	8,532	17,376	355	355
	SK Energy Co., Ltd.		478	792	17	63	—	—
	Content Wavve Corp.		3,213	7,612	17,199	33,009	—	—
	Happy Narae Co., Ltd.		44	81	5,516	6,416	4,388	4,478
	SK Shieldus Co., Ltd.		12,862	24,447	19,611	45,122	8,166	8,305
	Eleven Street Co., Ltd.		1,890	3,621	3,438	11,837	—	—
	SK Planet Co., Ltd.		851	2,296	35,367	52,743	30	110
	SK hynix Inc.		15,171	25,891	38	262	—	—
	Tmap Mobility Co., Ltd.		3,632	7,925	1,083	2,138	—	—
	Dreamus Company		1,043	2,194	13,246	27,064	—	—
	One Store Co., Ltd.		3,145	6,375	11	21	—	—
	UNA Engineering Inc.		—	—	1,875	2,843	4,612	4,770
	Others		6,693	12,368	16,214	32,192	96	96

			52,141	98,082	127,241	242,080	17,647	18,114

		~~W~~	131,627	440,317	831,578	1,729,846	82,628	87,772

45

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

29.	Transactions with Related Parties, Continued

(4)	Transactions with the related parties for the three and six-month periods ended June 30, 2026 and 2025 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.

(*2)	Operating expenses and others include ~~W~~123,457 million of dividends paid by the Company.

(*3)	Operating revenue and others include ~~W~~149,526 million of dividend income received.

(*4)	Operating expenses and others include ~~W~~290,506 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.

(*5)	Operating revenue and others include ~~W~~4,000 million of dividend income received.

(*6)	Operating revenue and others include ~~W~~11,991 million of dividend income received.

(*7)	Operating revenue and others include ~~W~~3,242 million of dividend received from Astra AI Infra LLC.

(*8)

Transactions with SK m&service Co., Ltd. prior to the disposal of shares were included as transactions with a subsidiary, and the transactions subsequent to the disposal were included as transactions with an associate.

(*9)	The disposal of the shares in F&U Credit Information Co., Ltd. held by the Company was completed on April 4, 2025, and the transactions subsequent to the disposal have not been included.

(*10)	Operating revenue and others include ~~W~~6,940 million of dividend received from Korea IT Fund and ~~W~~1,438 million of dividend received from Citadel Pacific Telecom Holdings, LLC.

46

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

29.	Transactions with Related Parties, Continued

(5)	Account balances with the related parties as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)		June 30, 2026
		Receivables		Payables
Scope	Company	Accounts receivable – trade, etc.		Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	3,242	60,494

Subsidiaries	SK Broadband Co., Ltd.		182,442	175,340
	PS&Marketing Corporation		1,157	69,459
	SK O&S Co., Ltd.		87	35,282
	SK Telink Co., Ltd.		20,621	5,513
	SERVICE ACE Co., Ltd.		326	15,375
	SERVICE TOP Co., Ltd.		878	16,176
	Others		56	5,428

			205,567	322,573

Associates	SK m&service Co., Ltd.		938	24,497
	Others		—	1,151

			938	25,648

Others	SK hynix Inc.		15,354	634
	SK Planet Co., Ltd.		398	1,654
	Eleven Street Co., Ltd.		15,862	4,936
	SK Shieldus Co., Ltd.		11,950	16,874
	SK Innovation Co., Ltd.		4,173	17,417
	SK Networks Co., Ltd.		236	23,572
	SK Networks Service Co., Ltd.		1,810	5,907
	Incross Co., Ltd.		1,096	7,858
	UNA Engineering Inc.		—	776
	Happy Narae Co., Ltd.		8	1,267
	Content Wavve Corp.		111	2,689
	Dreamus Company		6	163
	SK REIT Co., Ltd.		7,890	55,259
	Others		7,420	4,261

			66,314	143,267

		~~W~~	276,061	551,982

47

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

29.	Transactions with Related Parties, Continued

(5)	Account balances with the related parties as of June 30, 2026 and December 31, 2025 are as follows, Continued:

(In millions of won)		December 31, 2025
		Receivables		Payables
Scope	Company	Accounts receivable – trade, etc.		Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	8,705	163,338

Subsidiaries	SK Broadband Co., Ltd.		159,296	235,104
	PS&Marketing Corporation		873	57,114
	SK O&S Co., Ltd.		7	40,377
	SK Telink Co., Ltd.		19,531	6,291
	SERVICE ACE Co., Ltd.		341	19,545
	SERVICE TOP Co., Ltd.		1,053	21,034
	Others		206	4,668

			181,307	384,133

Associates	SK m&service Co., Ltd.		448	28,430
	Others		—	1,788

			448	30,218

Others	SK hynix Inc.		13,232	291
	SK Planet Co., Ltd.		154	1,285
	Eleven Street Co., Ltd.		14,115	1,709
	One Store Co., Ltd.		537	10,403
	SK Shieldus Co., Ltd.		14,256	15,146
	SK Innovation Co., Ltd.		4,987	21,419
	SK Networks Co., Ltd.		199	27,698
	SK Networks Service Co., Ltd.		2,159	5,726
	Incross Co., Ltd.		1,557	25,416
	UNA Engineering Inc.		—	3,611
	Happy Narae Co., Ltd.		8	653
	Content Wavve Corp.		—	2
	Dreamus Company		7	1,810
	SK REIT Co., Ltd.		7,890	61,835
	Others		10,995	4,307

			70,096	181,311

		~~W~~	260,556	759,000

48

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

29. Transactions with Related Parties, Continued

(6)

The Company has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of specified real estates owned by the Company, and the negotiation period is three years from June 30, 2024, the date of agreement. In addition, the Company has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Company.

(7)	The details of additional investments and disposal of subsidiaries and associates for the six-month period ended June 30, 2026 are as presented in note 8.

49

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

30.	Commitments and Contingencies

(1)	Accounts receivable from sale of handsets

Retail stores and authorized dealers of the Company sell handsets to the Company’s subscribers on an installment basis. The Company has entered into comprehensive agreements with these retail stores and authorized dealers to purchase the related accounts receivable from handset sales and to transfer the accounts receivable from handset sales to special-purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~217,650 million and ~~W~~205,160 million as of June 30, 2026 and December 31, 2025, respectively, which the Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of June 30, 2026, the Company is involved in various legal claims and litigations. The provision recognized in relation to these claims and litigations is immaterial. For legal claims and litigations for which no provision has been recognized, management does not believe the Company has a present obligation, nor is any such matter expected to have a material effect on the Company’s financial position or operating results in the event an outflow of resources becomes necessary.

(3)	Obligation relating to spin-off

The Company completed the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. In accordance with Article 530-9 (1) of the Korean Commercial Act, the Company and SK Square Co., Ltd., the spin-off company, are jointly and severally liable for liabilities incurred by the Company prior to the spin-off.

(4)

According to the covenants associated with the Company’s bond issuances and borrowings, the Company is required to maintain certain financial ratios, including the debt ratio, within specified thresholds. The funds obtained must be used for specified purposes, and regular reporting to lenders is required. Additionally, the contracts include clauses that restrict the provision of additional collateral over the Company’s assets and limit disposal of certain assets.

(5)

The Company entered into a contract with SK Inc. for the use of Amazon Web Services (“AWS”). In accordance with the contract, the Company is entitled to receiving AWS services for a ten-year period beginning in July 2025, with a total contract value of USD 800,000,000.

(6)	Capital contribution commitment

For the six-month period ended June 30, 2026, the Company entered into a capital contribution commitment agreement for the acquisition of newly issued shares of SK hynix NAND Product Solutions Corp. The total commitment amount is USD 480,000,000, and the Company expects to make capital contributions up to the committed amount upon capital calls through June 25, 2030.

50

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

31.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2026		June 30, 2025
Gain on foreign currency translations	~~W~~	(1,963)	(1,355)
Interest income		(16,484)	(23,472)
Dividends		(99,268)	(207,983)
Gain relating to investments in subsidiaries, associates and joint ventures		(5,500)	(16,269)
Gain relating to financial instruments at FVTPL		(682)	(7)
Gain on disposal of property and equipment and intangible assets		(19,664)	(8,534)
Gain on disposal of investment property		(880)	—
Other income		—	(3,447)
Loss on foreign currency translations		430	1,474
Bad debt for accounts receivable – trade		13,016	18,908
Bad debt (reversal) for accounts receivable – other		(753)	3,326
Loss relating to financial instruments at FVTPL		2,984	101
Loss on settlement of derivatives		—	7,298
Other finance costs		—	23,356
Loss relating to investments in subsidiaries, associates and joint ventures		1,124	2,917
Depreciation and amortization		1,296,734	1,313,993
Loss on disposal of property and equipment and intangible assets		1,502	3,165
Impairment loss on property and equipment and intangible assets		—	359
Loss on disposal of investment property		1,752	—
Loss on sale of accounts receivable – other		11,338	8,768
Interest expense		129,064	147,928
Expense related to defined benefit plan		21,042	23,875
Bonus paid by treasury shares		271	262
Share option expenses (reversal)		7,889	(36)
Income tax expense		192,572	284,572
Other expenses		14,586	4,091

		~~W~~1,549,110	1,583,290

51

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

31.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2026		June 30, 2025
Accounts receivable – trade	~~W~~	(82,998)	(109,506)
Accounts receivable – other		(55,252)	(63,048)
Advanced payments		5,135	2,100
Prepaid expenses		(106,653)	(68,164)
Inventories		(4,261)	6,354
Long-term accounts receivable – other		(2,372)	3,291
Guarantee deposits		16,248	15,919
Contract assets		2,516	786
Accounts payable – other		(375,812)	298,437
Withholdings		43,923	108,613
Deposits received		4,051	(4,325)
Accrued expenses		44,105	(18,289)
Provisions		(6,787)	—
Plan assets		45,178	21,471
Retirement benefits payment		(54,034)	(43,773)
Contract liabilities		(47,274)	18,269
Others		(3,245)	(2,131)
	~~W~~	(577,532)	166,004

(3)	Material non-cash transactions for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2026		June 30, 2025
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(141,073)	(34,534)
Increase of right-of-use assets		83,027	81,098
Transfer from property and equipment to non-current assets held for sale		11,970	—

52

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

32.	Emissions Liabilities

(1)	The quantities of emissions rights allocated free of charge for each implementation year as of June 30, 2026 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2026	Quantities allocated in 2027	Quantities allocated in 2028	Quantities allocated in 2029	Quantities allocated in 2030	Total
Emissions rights allocated free of charge(*)	918,993	909,994	899,086	888,166	877,264	4,493,503

(*)	Finalized changes in allocated quantities, including additional allocations, cancellations and other adjustments, have been reflected.

(2)	Changes in quantities of emissions rights held by the Company are as follows:

(In tCO2-eQ)
	Quantities allocated in 2024	Quantities allocated in 2025	Quantities allocated in the six-month period ended June 30, 2026(*)	Total
Beginning	414,356	517,280	—	931,636
Allocation at no cost	1,332,500	1,021,864	918,993	3,273,357
Sale	(63,058)	(293,002)	—	(356,060)
Surrender or shall be surrendered	(1,166,518)	(1,246,142)	(1,276,396)	(3,689,056)

Ending	517,280	—	(357,403)	159,877

(*)	Changes for the six-month period ended June 30, 2026 are estimated quantities, and additionally allocated and surrendered or shall be surrendered quantities will be fixed in the future.

(3)	As of June 30, 2026, the estimated annual greenhouse gas emissions quantities of the Company are 1,276,396 tCO2-eQ.

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SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

33.	Non-current Assets Held for Sale

Non-current assets held for sale as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
		June 30, 2026		December 31, 2025
Investment in a subsidiary	SK stoa Co., Ltd.	~~W~~	40,081	40,081
Property and equipment	Aircraft		11,970	—

		~~W~~	52,051	40,081

34.	Subsequent Events

(1)	The Board of Directors of the Company resolved to pay interim dividends at the Board of Directors’ meeting held on July 23, 2026, and the details are as follows:

Classification	Description
Interim dividend amount	~~W~~830 per share (Total amount: ~~W~~176,838 million)

Dividend rate	0.94%

Record date	August 31, 2026

Date of distribution	Pursuant to Article 165-12 (3) of Capital Market and Financial Investment Business Act, the Company shall distribute dividends no later than September 17, 2026

(2)

The Board of Directors of the Company resolved to establish and make a capital contribution to SK Hyper Co., Ltd., a subsidiary of the Company, at the Board of Directors’ meeting held on July 23, 2026. The total committed capital contribution amount is ~~W~~750,000 million, of which the Company contributed ~~W~~330,000 million on July 23, 2026. Depending on the progress of the business, the Company expects to make additional capital contributions up to the remaining committed amount through December 31, 2030.

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